UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 23, 2025

Bridge Investment Group Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40622	86-2769085
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

111 East Sego Lily Drive, Suite 400 Salt Lake City, Utah	84070
(Address of Principal Executive Offices)	(Zip Code)

(801) 716-4500

(Registrant’s telephone number, including area code)

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.01 par value per share	BRDG	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On February 23, 2025, Bridge Investment Group Holdings Inc., a Delaware corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Apollo Global Management, Inc., a Delaware corporation (“Parent”), Bridge Investment Group Holdings LLC, a Delaware limited liability company and subsidiary of the Company (“OpCo”), Aspen PubCo Merger Sub I, Inc., a Delaware corporation and a wholly-owned, direct subsidiary of Parent (“Merger Sub Inc.”), Aspen Second Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub LLC” and, together with Merger Sub Inc., the “Merger Subs”) and, solely for purposes of Section 6.16 thereof, Adam O’Farrell as the OpCo Representative. The Merger Agreement provides, among other things, that, on the terms and subject to the conditions set forth therein, Merger Sub Inc. will be merged with and into the Company with the Company surviving such merger as a wholly owned subsidiary of Parent (the “Corporate Merger”), and Merger Sub LLC will be merged with and into OpCo with OpCo surviving such merger as the surviving limited liability company and a wholly-owned subsidiary of Parent (the “LLC Merger” and, together with the Corporate Merger, the “Mergers,” and the Mergers, collectively with all other transactions contemplated by the Merger Agreement, the “Transactions”). Each capitalized term used herein but not otherwise defined has the meaning given to it in the Merger Agreement.

The Corporate Merger will become effective at the time the Certificate of Merger has been filed with the Delaware Secretary of State or at such later effective time and date that is agreed to by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”), and the LLC Merger will become effective at the time the LLC Certificate of Merger has been filed with the Delaware Secretary of State or at such later effective time and date that is agreed to by Parent and the Company and specified in the LLC Certificate of Merger (the “LLC Merger Effective Time”).

The Company’s board of directors (the “Board”), acting on the unanimous recommendation of a special committee of the Board, comprised solely of independent directors and established by the Board for the purpose of reviewing, evaluating and negotiating strategic opportunities for the Company (the “Special Committee”), by a unanimous vote of the directors present and voting, approved the terms of the Merger Agreement and the Transactions and recommended the approval of the Merger Agreement and the Transactions by the Company’s stockholders. The Board, acting on the unanimous recommendation of the Special Committee, also instructed that the Company, as the manager of OpCo (the “Manager”), approve the Merger Agreement and the Transactions, and the Manager has approved the Merger Agreement and the Transactions accordingly.

Effect of Corporate Merger on Capital Stock

On the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, (i) each share of Class A common stock, $0.01 par value per share, of the Company (the “Class A Common Stock”) issued and outstanding immediately prior to the Effective Time (but excluding any shares of Company Common Stock that are owned directly by Parent, Merger Sub Inc. or any of their subsidiaries immediately prior to the Effective Time or held in treasury of the Company) shall be cancelled and extinguished and automatically converted into and shall thereafter represent the right to receive from Parent a number of validly issued, fully paid and nonassessable shares of Parent common stock equal to 0.07081 (the “Class A Exchange Ratio”) and cash in lieu of fractional shares of Parent common stock, if any, in each case, in accordance with the procedures set forth in the Merger Agreement and without interest (the “Class A Corporate Merger Consideration”), payable to the holder thereof, without interest, in accordance with the terms of the Merger Agreement, (ii) each share of Class B common stock, $0.01 par value per share, of the Company (the “Class B Common Stock,” and together with the Class A Common Stock, the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Corporate Merger, and without any action on the part of the holder thereof (but excluding any shares of Company Common Stock that are owned directly by Parent, Merger Sub Inc. or any of their subsidiaries immediately prior to the Effective Time or held in treasury of the Company), be cancelled and extinguished and automatically converted into and shall thereafter represent the right to receive from Parent a number of validly issued, fully paid and nonassessable shares of Parent common stock equal to 0.00006 (subject to such adjustments as may be required to ensure that the value of the Class B Corporate Merger Consideration received at the Effective Time in respect of one share of Class B Common Stock does not exceed $0.01, the “Class B Exchange Ratio”), and cash in lieu of fractional shares of Parent common stock, if any, in each case, in accordance with the procedures set forth in the Merger Agreement and without interest (the

“Class B Corporate Merger Consideration,” and together with the Class A Corporate Merger Consideration, the “Corporate Merger Consideration”), payable to the holder thereof, without interest, in accordance with the terms of the Merger Agreement, and (iii) each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Effect of LLC Merger on OpCo Units

On the terms and subject to the conditions set forth in the Merger Agreement, at the LLC Merger Effective Time, (i) each OpCo Class A Common Unit issued and outstanding immediately prior to the LLC Merger Effective Time (but excluding any OpCo Units that are owned directly by Parent, Merger Sub LLC or any of their subsidiaries, OpCo Units that are held in treasury of OpCo immediately prior to the LLC Merger Effective Time, OpCo Class A Common Units that are owned directly by the Company and OpCo Class A Common Units that are exchanged into shares of Company Class A Common Stock as permitted by the Merger Agreement and the operating agreement of OpCo) shall be cancelled and extinguished and automatically converted into and shall thereafter represent the right to receive from Parent that number of validly issued, fully paid and nonassessable shares of Parent common stock equal to the Class A Exchange Ratio and cash in lieu of fractional shares of Parent common stock, if any, in each case, in accordance with the procedures set forth in the Merger Agreement and without interest (such shares, the “LLC Merger Consideration”), payable to the holder thereof, without interest, in accordance with the terms of the Merger Agreement, (ii) each OpCo Class B Common Unit issued and outstanding immediately prior to the LLC Merger Effective Time shall, by virtue of the LLC Merger, and without any action on the part of the holder thereof, be cancelled and retired without any conversion thereof and shall cease to exist and no payment shall be made in respect thereof and (iii) each OpCo Class A Common Unit owned directly by the Company shall be unaffected by the LLC Merger and shall remain outstanding as Class A Common Units of the Surviving LLC held by the Company.

Treatment of Company Stock Awards and Unvested OpCo Class A Common Units

On the terms and subject to the conditions set forth in the Merger Agreement, effective as of immediately prior to the Effective Time, automatically and without any action on the part of the holders thereof or the Company or its subsidiaries, (i) each Company RSU Award that is outstanding and unvested as of immediately prior to the Effective Time shall be converted into a number of restricted stock units of Parent with respect to shares of Parent common stock (“Parent RSU Award”) (rounded down to the nearest whole share of Parent common stock), subject to the same terms and conditions as were applicable to such Company RSU Award immediately prior to the Effective Time, equal to (x) the Class A Exchange Ratio multiplied by (y) the number of shares of Company Class A Common Stock subject to such Company RSU Award immediately prior to the Effective Time, and (ii) each Company Restricted Stock Award (or portion thereof) that is outstanding and unvested as of immediately prior to the Effective Time shall be converted into an award of restricted shares of Parent common stock (“Parent Restricted Stock Award”) (rounded down to the nearest whole share of Parent common stock), subject to the same terms and conditions as were applicable to such Company Restricted Stock Award immediately prior to the Effective Time, equal to (x) the Class A Exchange Ratio multiplied by (y) the number of shares of Company Class A Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time, and cash in lieu of fractional shares of Parent common stock, if any, in each case, in accordance with the procedures set forth in the Merger Agreement and without interest; provided, that, outstanding and unvested Company Restricted Stock Awards that are held by non-employee directors of the Company shall become fully vested as of immediately prior to the Effective Time and shall be converted into the right to receive the Corporate Merger Consideration as provided in the Merger Agreement.

On the terms and subject to the conditions set forth in the Merger Agreement, effective as of immediately prior to the LLC Merger Effective Time, automatically and without any action on the part of the holder thereof or the Company or its subsidiaries, each award of OpCo Class A Common Units (“OpCo Class A Award”) that is outstanding and unvested as of immediately prior to the LLC Merger Effective Time shall be converted into an award of restricted shares of Parent common stock (“Parent OpCo Stock Award”) (rounded down to the nearest whole share of Parent common stock), subject to the same terms and conditions as were applicable to such unvested OpCo Class A Award immediately prior to the LLC Merger Effective Time, equal to (i) the Class A Exchange Ratio multiplied by (ii) the number of shares of OpCo Class A Common Units subject to such OpCo Class A Award immediately prior to the LLC Merger Effective Time, and cash in lieu of fractional shares of Parent common stock, if any, in each case, in accordance with the procedures set forth in the Merger Agreement and without interest (the “OpCo Unit Consideration”).

Post-Closing Governance

On the terms and subject to the conditions set forth in the Merger Agreement, (i) from and after the Effective Time, the officers of the Company immediately prior to the Effective Time (unless otherwise determined by Parent in its sole discretion) shall be the officers of the Surviving Corporation and the directors of Merger Sub Inc. immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) from and after the LLC Merger Effective Time, the officers of OpCo immediately prior to the LLC Merger Effective Time (unless otherwise determined by Parent in its sole discretion) shall be the officers of the Surviving LLC.

Representations, Warranties and Covenants

The Merger Agreement contains certain customary representations and warranties made by each party, relating to, among other things, their respective businesses and public filings, in each case, generally subject to materiality qualifiers and qualified by the confidential disclosures provided to the other parties in connection with the Merger Agreement, as well as matters included in the Company’s or Parent’s, as applicable, reports filed with the Securities and Exchange Commission (the “SEC”) prior to the date of the Merger Agreement. Parent, the Company and OpCo have agreed to various customary covenants, including (i) covenants regarding the conduct of the Company’s or Parent’s, as applicable, business prior to the closing, (ii) covenants regarding obtaining certain third party consents in connection with the Transactions, (iii) covenants regarding obtaining any required regulatory approvals for the Transactions, (iv) covenants requiring the Company to recommend that its stockholders approve the Merger Agreement, subject to the exceptions set forth therein, (v) certain restrictions on the Company’s ability to solicit alternative acquisition proposals from third parties, and/or to provide information to third parties and to engage in discussions with third parties, in each case, in connection with alternative acquisition proposals, subject to the exceptions set forth therein and (vi) restrictions on the Company’s ability to pay any dividends or other distribution (other than tax distributions required to be made pursuant to the operating agreement of OpCo and which are consistent with past practice).

Conditions to the Mergers

The consummation of the Transactions is subject to certain customary conditions, including (i) approval of the Transactions by the affirmative vote of the holders representing at least a majority of the aggregate voting power of the outstanding shares of Company Common Stock entitled to vote in accordance with the General Corporation Law of the State of Delaware, voting together as a single class (the “Required Company Stockholder Approval”), (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the accuracy of each party’s representations and warranties (subject to customary materiality qualifiers), (iv) each party’s compliance with its covenants and agreements contained in the Merger Agreement in all material respects, (v) the revenue run-rate for all Company clients (other than non-consenting clients) shall not be less than 85% of the revenue run-rate for all Company clients as of December 31, 2024, (vi) certain pre-closing restructuring activities shall have been completed, (vii) the effectiveness of the registration statement to be filed by Parent with the SEC pursuant to the Merger Agreement, (viii) the approval for listing on the New York Stock Exchange of the shares of the Parent common stock to be issued as merger consideration in connection with the Mergers, subject to official notice of issuance, (ix) the Second A&R Tax Receivable Agreement (as defined below) remaining in full force and effect, and (x) other customary conditions specified in the Merger Agreement. The consummation of the Transactions would occur on the date which is two (2) business days after the satisfaction or waiver of the conditions to closing or if such date is within five (5) business days prior to the first business day of a month, on such first business day. However, the consummation of the Transactions may not occur prior to the date that is six (6) months following the date of the Merger Agreement without the consent of Parent.

Termination Rights and Fee

The Merger Agreement may be terminated by either the Company or Parent under certain circumstances, including (i) by mutual written agreement of the Company (acting upon the direction the Special Committee) and Parent, (ii) if the Closing has not occurred on or before the twelve month anniversary following the date of the Merger Agreement (the “End Date”), (iii) if a court or other governmental entity has issued a final and non-appealable order prohibiting the closing of the Transactions, (iv) if the Company fails to obtain the Required Company Stockholder Approval, or (v) upon a material uncured breach by the other party that would result in a failure of the conditions to the closing to be satisfied, subject to the conditions specified in the Merger Agreement. In addition, prior to obtaining the Required Company Stockholder Approval, the Company (acting upon the direction of the Special Committee) may terminate the Merger Agreement, subject to the payment of a termination fee, in order to enter into an agreement for a Superior Proposal, and Parent may terminate the Merger Agreement if the Board (acting upon the direction of the Special Committee) makes an adverse recommendation change.

The Company will be required to pay Parent a termination fee of $45,000,000 in the following circumstances: (i) if Parent terminates the Merger Agreement due to an adverse recommendation change; (ii) if the Company terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal; or (iii) if either party terminates the Merger Agreement because (A)(1) the Mergers shall not have been consummated prior to the End Date, (2) the Required Company Stockholder Approval has not been obtained at a stockholder meeting duly convened therefor, or (3) there has been a material uncured breach by the Company that would result in a failure of the conditions to the closing to be satisfied, subject to the conditions specified in the Merger Agreement, and (B)(1) an acquisition proposal shall have been publicly made and proposed prior to the Company stockholder meeting and shall not have been withdrawn (solely for (A)(2) above) or shall have been communicated to the Company (solely for (A)(1) or (A)(2) above), and (2) within 12 months after the date of the termination of the Merger Agreement the Company enters into a definitive agreement for the consummation of such acquisition proposal or an acquisition proposal is consummated.

The foregoing description of the Merger Agreement, the Mergers and the other Transactions is not complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent or the Company. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement and as of specific dates; are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement may be subject to important qualifications and limitations agreed to by Parent and the Company in connection with the negotiated terms of the Merger Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement. Further, the Merger Agreement should not be read alone but instead should be read in conjunction with the other information regarding the Merger Agreement, the Transactions, Parent, the Company, their respective affiliates and their respective businesses that is or will be contained in, or incorporated by reference into, the proxy statement that will be filed with the SEC, as well as in the Forms 10-K, Forms 10-Q and other filings that Parent or the Company files or furnishes with the SEC.

A&R Tax Receivable Agreement

Concurrently with the execution of the Merger Agreement and as a condition to Parent’s entry into the Merger Agreement, the Company, OpCo and certain beneficiaries party to the Amended and Restated Tax Receivable Agreement (the “TRA Members”), dated as of January 1, 2022 (the “Existing Tax Receivable Agreement”), entered into a Second Amended and Restated Tax Receivable Agreement with Parent (the “Second A&R Tax Receivable Agreement”), which will become effective immediately prior to the Effective Time and provides, among other things, that, (i) the TRA Members will forego the acceleration of certain payments that would otherwise have been payable to the TRA Members by the Company as a result of the Transactions, (ii) following the consummation of the Mergers, the utilization of the tax attributes covered by the Second A&R Tax Receivable Agreement and corresponding payments to which the TRA Members are entitled will be made by reference to Parent’s consolidated group’s tax liability, and (iii) no accelerated payments will be due in connection with any future change of control of Parent or any material breach by Parent of the Second A&R Tax Receivable Agreement. The Second A&R Tax Receivable Agreement will automatically terminate in the event the Merger Agreement is terminated in accordance with its terms. The foregoing description of the Second A&R Tax Receivable Agreement is not complete and is subject to, and qualified in its entirety by reference to, the full text of the Second A&R Tax Receivable Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On February 24, 2025, Parent and the Company jointly issued a press release in connection with the Transactions. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and the information contained therein is incorporated by reference into this Item 7.01.

The information contained in the press release and Exhibit 99.1 is being furnished, not filed, pursuant to this Item 7.01. Accordingly, such information will not be incorporated by reference into any filing filed by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, unless specifically identified therein as being incorporated by reference therein. The furnishing of the information in this Current Report on Form 8-K with respect to the press release and Exhibit 99.1 is not intended to, and does not, constitute a determination or admission by the Company that such information is material or complete, or that investors should consider this information before making an investment decision with respect to any security of the Company.

Item 8.01	Other Events.

Voting Agreements

Concurrently with the execution of the Merger Agreement, each of Robert Morse, Dean Allara, Jonathan Slager, and Adam O’Farrell and certain of their respective affiliates (collectively, the “Specified Stockholders”) entered into separate voting agreements (each, a “Voting Agreement,” and collectively, the “Voting Agreements”) with the Company, OpCo, Parent and the Merger Subs, whereby each Specified Stockholder agreed, among other things, to vote their respective shares of Company Common Stock and OpCo Units currently beneficially owned or thereafter acquired by such Specified Stockholder, in each case, (i) in favor of the adoption of the Merger Agreement and the Transactions, (ii) in favor of the approval of any proposal to adjourn the Company stockholder meeting to a later date if there are not sufficient affirmative votes (in person or by proxy) to obtain the Required Company Stockholder Approval on the date on which such meeting is held, (iii) against any acquisition proposal or any proposal or action that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Mergers, and (iv) in favor of any other matter or action necessary for the consummation of the Mergers. As of the date hereof, the Specified Stockholders collectively control approximately 51.4% of the voting power of the Company Common Stock. Each Voting Agreement will terminate upon the earliest to occur of, among other things, (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the date on which any amendment or modification to the Merger Agreement is effected without the Specified Stockholders’ prior written consent, that (A) diminishes the Corporate Merger Consideration or LLC Merger Consideration to be received by the stockholders of the Company or (B) changes the form in which such consideration is payable to the stockholders of the Company, (iv) the mutual written consent of the parties to such Voting Agreement (including, with respect to the Company, upon the direction of the Special Committee), and (v) the date on which the Special Committee effects an adverse recommendation change in compliance with the Merger Agreement.

The foregoing description of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Form of Voting Agreement, a copy of which is filed as Exhibit 99.2 to this Current Report on Form 8-K and the information contained therein is incorporated by reference into this Item.

Key Individual Agreements

Concurrently with the execution of the Merger Agreement and as a condition to Parent’s entry into the Merger Agreement, each of the Specified Stockholders entered into (i) an offer letter for employment with an affiliate of Parent, (ii) a restrictive covenant agreement with Parent, pursuant to which, among other things, such persons have agreed not to compete with the Company and its subsidiaries for a period of five years following the Closing, subject to customary exceptions, and (iii) a lock-up and release agreement with Parent pursuant to which, among other things, such persons have agreed not to transfer a portion of the shares of Parent common stock received as Merger Consideration pursuant to the Merger Agreement (such shares, the “Locked Up Shares”) for a period of three or four years, as applicable, following the Closing, subject to the release of a portion of the Locked Up Shares on each anniversary of the closing of the Transactions, and subject to certain customary transfer exceptions (the foregoing agreements, collectively, the “Key Individual Agreements”). Each Key Individual Agreement will automatically terminate upon the termination of the Merger Agreement in accordance with its terms.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of February 23, 2025, by and among Bridge Investment Group Holdings Inc., Bridge Investment Group Holdings LLC, Apollo Global Management, Inc., Aspen PubCo Merger Sub I, Inc., Aspen Second Merger Sub, LLC, and solely for purposes of Section 6.16 thereof, Adam O’Farrell.*

10.1	Second Amended and Restated Tax Receivable Agreement, dated as of February 23, 2025, by and among Apollo Global Management Inc., Bridge Investment Group Holdings Inc., Bridge Investment Group Holdings LLC and each of the Members from time to time party thereto.

99.1	Joint Press Release, dated as of February 24, 2025.

99.2	Form of Voting Agreement, dated as of February 23, 2025, by and among Bridge Investment Group Holdings Inc., Bridge Investment Group Holdings LLC, Apollo Global Management, Inc., Aspen PubCo Merger Sub I, Inc., Aspen Second Merger Sub, LLC and the applicable Specified Stockholders.

Exhibit 104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

*	Schedules (or similar attachments) have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request.

Statement Regarding Forward-Looking Information

This Current Report on Form 8-K contains statements regarding Parent, the Company, the proposed transactions and other matters that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, discussions related to the proposed transaction between Parent and the Company, including statements regarding the benefits of the proposed transaction and the anticipated timing and likelihood of completion of the proposed transaction, and information regarding the businesses of Parent and the Company, including Parent’s and the Company’s objectives, plans and strategies for future operations, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Parent and the Company intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “indicator,” “may,” “will,” “should,” “expects,” “plans,” “seek,” “anticipates,” “plan,” “forecasts,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions, but not all forward- looking statements include such words. These forward-looking statements are subject to certain risks, uncertainties and assumptions, many of which are beyond the control of Parent and the Company, that could cause actual results and performance to differ materially from those expressed in such forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described under the section entitled “Risk Factors” in Parent’s and the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and such reports that are subsequently filed with the Securities and Exchange Commission (the “SEC”).

The forward-looking statements are subject to certain risks, uncertainties and assumptions, which include, but are not limited to, and in each case as a possible result of the proposed transaction on each of Parent and the Company: the ultimate outcome of the proposed transaction between Parent and the Company, including the possibility that the Company’s stockholders will not adopt the merger agreement in respect of the proposed transaction; the effect of the announcement of the proposed transaction; the ability to operate Parent’s and the Company’s respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement and the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including the adoption of the merger agreement in respect of the proposed transaction by the Company’s stockholders); other risks related to the completion of the proposed transaction and actions related thereto; the ability of Parent and the Company to integrate the businesses successfully and to achieve anticipated synergies and value creation from the proposed transaction; global market, political and economic conditions, including in the markets in which Parent and the Company operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; litigation and regulatory proceedings, including any proceedings that may be instituted against Parent or the Company related to the proposed transaction; and disruptions of Parent’s or the Company’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the Registration Statement (as defined below) and Joint Proxy Statement/Prospectus (as defined below) that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement and Joint Proxy Statement/Prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other unknown or unpredictable factors also could have a material adverse effect on Parent’s and the Company’s business, financial condition, results of operations and prospects. Accordingly, readers should not place undue reliance on these forward-looking statements. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Except as required by applicable law or regulation, neither Parent nor the

Company undertakes (and each of Parent and the Company expressly disclaim) any obligation and do not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information Regarding the Transaction and Where to Find It

This Current Report on Form 8-K is being made in respect of the proposed transaction between Parent and the Company. In connection with the proposed transaction, Parent intends to file with the SEC a registration statement on Form S-4, which will constitute a prospectus of Parent for the issuance of Parent common stock (the “Registration Statement”) and which will also include a proxy statement of the Company for the Company stockholder meeting (together with any amendments or supplements thereto, and together with the Registration Statement, the “Joint Proxy Statement/Prospectus”). Each of Parent and the Company may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Registration Statement or Joint Proxy Statement/Prospectus or any other document that Parent or the Company may file with the SEC. The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of the Company.

INVESTORS ARE URGED TO READ IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (if and when available) and other documents containing important information about Parent, the Company and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Parent will be available free of charge by accessing the Investor Relations section of Parent’s website at https://ir.apollo.com. Copies of the documents filed with, or furnished to, the SEC by the Company will be available free of charge by accessing the Investor Relations section of the Company’s website at https://www.bridgeig.com. The information included on, or accessible through, Parent’s or the Company’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Parent, the Company, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Parent, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in its Proxy Statement on Schedule 14A, dated April 26, 2024 (the “Apollo Annual Meeting Proxy Statement”), which is filed with the SEC. Any changes in the holdings of Parent’s securities by Parent’s directors or executive officers from the amounts described in the Apollo Annual Meeting Proxy Statement have been or will be reflected in Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”) subsequently filed with the SEC and available at the SEC’s website at www.sec.gov. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in its Proxy Statement on Schedule 14A, dated March 21, 2024 (the “Company Annual Meeting Proxy Statement”), which is filed with the SEC. Any changes in the holdings of the Company’s securities by the Company’s directors or executive officers from the amounts described in the Company Annual Meeting Proxy Statement have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed with the SEC and available at the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when available before making any voting or investment decisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRIDGE INVESTMENT GROUP HOLDINGS INC.

	By:	/s/ Jonathan Slager
	Name:	Jonathan Slager
	Title:	Chief Executive Officer

Date: February 24, 2025

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

APOLLO GLOBAL MANAGEMENT, INC.,

ASPEN PUBCO MERGER SUB 1, INC.

ASPEN SECOND MERGER SUB, LLC

BRIDGE INVESTMENT GROUP HOLDINGS INC.,

BRIDGE INVESTMENT GROUP HOLDINGS LLC

AND

(SOLELY FOR PURPOSES OF SECTION 6.16)

ADAM O’FARRELL

February 23, 2025

i

ii

Exhibit A	Key Individual
Exhibit B	Second A&R TRA
Exhibit C	Surviving Corporation Certificate of Incorporation
Exhibit D	Amended and Restated Opco LLC Agreement

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 23, 2025, is entered into by and among Bridge Investment Group Holdings Inc., a Delaware corporation (the “Company”), Bridge Investment Group Holdings LLC, a Delaware limited liability company (“OpCo”), Apollo Global Management, Inc. a Delaware corporation (“Parent”), Aspen PubCo Merger Sub 1, Inc., a Delaware corporation and a wholly-owned, direct subsidiary of Parent (“Merger Sub Inc.”), Aspen Second Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub LLC” and, together with Merger Sub Inc., the “Merger Subs”) and, solely for purposes of Section 6.16, Adam O’Farrell as the OpCo Representative. Each of the Company, OpCo, Parent, Merger Sub Inc. and Merger Sub LLC is referred to herein as a “party” and, collectively, the “parties.”

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) (i) established a special committee of the Company Board consisting only of independent and disinterested directors of the Company (the “Special Committee”) to, among other matters, review, evaluate and negotiate this Agreement and the transactions contemplated hereby, including the Mergers (as defined below) and the other transactions contemplated hereby (other than the Pre-Closing Restructuring) (the “Transactions”), and (ii) resolved not to approve or implement any transaction of the type contemplated by this Agreement without the prior independent review and approval of the Special Committee;

WHEREAS, the Special Committee has unanimously (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to, advisable and in the best interests of, the Company and the Non-Unitholder Stockholders (as defined below) and (ii) recommended that the Company Board (A) approve and declare advisable this Agreement and the Transactions, and (B) recommend adoption of this Agreement to the Company’s stockholders (this clause (ii), the “Special Committee Recommendation”);

WHEREAS, the Company Board, upon the Special Committee Recommendation, has, by a unanimous vote of the directors present and voting, (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), are fair to, advisable and in the best interests of, the Company and its stockholders (including the Non-Unitholder Stockholders), (ii) approved the execution, delivery and performance of this Agreement and the Transactions, (iii) directed that this Agreement and the Transactions be submitted to a vote by the Company’s stockholders at a duly convened meeting of the Company stockholders and (iv) subject to Section 6.02, recommended that the Company stockholders vote in favor of the approval of, and adoption of, this Agreement and the Transactions (such recommendation, the “Company Board Recommendation”);

WHEREAS, the Manager (as defined below) of OpCo has (i) determined that this Agreement and the Transactions, including the merger of Merger Sub LLC with and into OpCo, with OpCo surviving such merger as the surviving limited liability company and a wholly-owned subsidiary of Parent (the “LLC Merger”), on the terms and subject to the conditions set forth herein and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”), are fair to, advisable and in the best interests of OpCo and its members and (ii) approved the execution, delivery and performance of this Agreement and the Transactions, including the LLC Merger;

WHEREAS, the Executive Committee of Parent, having been delegated full power and authority by the board of directors of Parent has unanimously approved and declared advisable this Agreement and the Transactions, including the issuance of the Corporate Merger Consideration and LLC Merger Consideration consisting of shares of Parent’s common stock, par value $0.00001 per share (“Parent Common Stock”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of Merger Sub Inc. has unanimously (i) determined that this Agreement and the Transactions, including the merger of Merger Sub Inc. with and into the Company, with the Company surviving such merger as the surviving corporation and a wholly-owned subsidiary of Parent (the “Corporate Merger” and, together with the LLC Merger, the “Mergers”), on the terms and subject to the conditions set forth herein and in accordance with the DGCL, are fair to, advisable and in the best interests of Merger Sub Inc. and Parent, its sole stockholder, and (ii) recommended that Parent, as the sole stockholder of Merger Sub Inc., approve the adoption of this Agreement and the consummation of the Transactions, including the Corporate Merger;

WHEREAS, for U.S. federal income Tax purposes, it is intended that (i) the Corporate Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) this Agreement constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) with respect to the Corporate Merger;

WHEREAS, Parent, on its own behalf and as the sole member of Merger Sub LLC, has determined that this Agreement and the Transactions, including the LLC Merger, on the terms and subject to the conditions set forth herein and in accordance with the DLLCA, are fair to, advisable and in the best interests of Merger Sub LLC;

WHEREAS, immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub Inc., will execute and deliver to Merger Sub Inc. (with a copy also sent to the Company) a written consent adopting this Agreement and approving the consummation of the Transactions in accordance with the DGCL (the “Merger Sub Stockholder Consent”);

WHEREAS, concurrently with the execution and delivery of this Agreement the Specified Stockholders and Parent have entered into a voting agreement (the “Voting Agreement”), which provides, among other things, that the Specified Stockholders will vote all of their Company Capital Stock in favor of the Transactions, on the terms and subject to the conditions set forth therein;

WHEREAS, to induce Parent to enter into this Agreement, immediately prior to the execution of this Agreement, the Company, OpCo and the other requisite parties to the A&R TRA have entered into the Second A&R TRA, which is binding on all parties to the A&R TRA and will be effective immediately prior to the Effective Time in accordance with its terms, but subject to the subsequent Closing;

WHEREAS, the Company as the sole manager of OpCo has approved the Transactions;

WHEREAS, as an inducement to Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Key Individual has entered into an offer letter, a restrictive covenants agreement and a lock-up and release agreement with Parent or an Affiliate of Parent, as applicable (the “Key Individual Agreements”), each of which shall be effective as of the Closing; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01 Definitions.

(a) As used in this Agreement, the following terms have the following meanings:

“2020 Note Purchase Agreement” means the Note Purchase Agreement, dated as of July 22, 2020, by and between OpCo and the noteholders thereof, for (i) $75,000,000 aggregate principal amount of 3.90% Senior Secured Notes due 2025 and (ii) $75,000,000 aggregate principal amount of 4.15% Senior Secured Notes due 2027, as amended by that certain Amendment, dated as of November 23, 2021 and Second Amendment, dated as of June 3, 2022.

“2022 Note Purchase Agreement” means the Note Purchase Agreement, dated as of June 3, 2022, by and between OpCo and the noteholders thereof, for (i) $75,000,000 aggregate principal amount of 5.00% Senior Secured Notes due 2032 and (ii) $75,000,000 aggregate principal amount of 5.10% Senior Secured Notes due 2034.

“2023 Note Purchase Agreement” means the Note Purchase Agreement, dated as of February 13, 2023, by and between OpCo and the noteholders thereof, for (i) $120,000,000 aggregate principal amount of 5.99% Senior Secured Notes due 2030 and (ii) $30,000,000 aggregate principal amount of 6.10% Senior Secured Notes due 2033.

“Acceptable Confidentiality Agreement” means a confidentiality agreement which contains terms that are at least as restrictive in all material respects on the counterparty as those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Acquired Companies to be able to comply with their obligations under this Agreement, including that such confidentiality agreement shall not contain any exclusivity provision or other term that would restrict, in any manner, the Acquired Companies’ ability to consummate the Transactions or to comply with their disclosure obligations to Parent pursuant to this Agreement); provided, that such confidentiality agreement need not include any “standstill” or similar terms.

“Acquired Companies” means, collectively, the Company and each of its Subsidiaries and controlled Affiliates (including, for the avoidance of doubt, the GP Entities); provided, that no Fund, Subsidiary of a Fund, Company Facilitator Vehicle, or any Portfolio Investment or other Person owned by of any of the foregoing shall be deemed to be an Acquired Company.

“Acquisition Proposal” means, other than the Transactions or any other proposal or offer from Parent or any of its Subsidiaries, any proposal or offer from a Third Party relating to (i) any acquisition or purchase, in a single transaction or series of related transactions, of (A) the assets of the Acquired Companies (1) constituting twenty percent (20%) or more of the consolidated assets of the Acquired Companies or (2) to which twenty percent (20%) or more of the Acquired Companies’ revenues or earnings on a consolidated basis are attributable, or (B) twenty percent (20%) or more of the combined voting power of the Company; (ii) any tender offer or exchange offer that if consummated would result in any Person or group acquiring beneficial ownership of twenty percent (20%) or more of the combined voting power of the Company; (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, share exchange or other similar transaction involving the Company or any of its Subsidiaries in which a Third Party or its equityholders, if consummated, would acquire twenty percent (20%) or more of the combined voting power of the Company or the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity; or (iv) any combination of the foregoing types of transactions if as a result of a series of related transactions the aggregate percentage of the consolidated assets, consolidated revenues or earnings acquired by such Third Party is twenty percent (20%) or more of the consolidated assets, revenues or earnings of the Acquired Companies.

“Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder by the SEC.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, (i) “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or partnership or other ownership interests or by Contract or otherwise, and the terms “controlling”, “under common control with” and “controlled by” have correlative meanings to the foregoing, (ii) with respect to the Acquired Companies, other than in the case of the definition of “Non-Recourse Party,” Section 8.02 (Effect of Termination), Section 6.06 (Confidentiality; Public Announcements) and Section 9.15 (No Recourse), in no event shall any Fund, Subsidiary of a Fund, Company Facilitator Vehicle, or any Portfolio Investment of a Fund or Company Facilitator Vehicle or other Person owned by any of the foregoing be deemed to be an Affiliate of any Acquired Company and (iii) with respect to Parent and the Merger Subs, other than in the case of the definition of “Apollo Group,” “Non-Recourse Party,” Section 8.02 (Effect of Termination), Section 6.06 (Confidentiality; Public

Announcements) and Section 9.15 (No Recourse), in no event shall any Parent Fund, Subsidiary of a Parent Fund, Parent Facilitator Vehicle, Portfolio Investment of a Parent Fund or Parent Facilitator Vehicle or other Person directly or indirectly controlling or under common control with, Parent or Merger Subs (other than the Merger Subs) be deemed to be an Affiliate of Parent or either Merger Sub.

“Ancillary Agreements” means the Key Individual Agreements, the Voting Agreement, the Contracts with respect to the Company Restructuring and each other Contract entered into in connection with the Transactions as set forth in Section 1.01(a) of the Company Disclosure Letter.

“Anti-Corruption Laws” means all Applicable Laws relating to corruption or governmental or commercial bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Anti-Money Laundering Laws” means all Applicable Laws relating to money laundering, terrorism financing, the proceeds of criminal activity, including any financial record keeping and reporting requirements related thereto, including without limitation the U.S. Bank Secrecy Act, USA PATRIOT Act, and their implementing regulations, and applicable FINRA rules related to money laundering and recordkeeping.

“Apollo Group” means, collectively, Parent and its respective direct and indirect Affiliates, and the funds, accounts, clients or entities that are advised, controlled or managed by Parent or its Affiliates and any portfolio investment of such Persons.

“Applicable Law” means, with respect to any Person, any Law or Governmental Order, in each case, of any Governmental Authority that has jurisdiction over, is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Assets Under Management” means, with respect to any Client as of a particular date of determination, the Base Date Assets Under Management with respect to such Client, as adjusted, in the case of any Assets Under Management determination after the Base Date, to reflect (i) any additional binding capital commitments in respect of (in the case of any Client for which investment advisory fees are determined by reference to committed capital as of the Base Date) or contribution of (in the case of any Client for which investment advisory fees are determined by reference to invested capital as of the Base Date) fee-earning assets (other than by a Related Client) by such Client (or, if applicable, any investor therein) or (ii) any reductions or waivers of capital commitments, withdrawals or redemptions (or written notices of withdrawal or redemption) or other reductions of any fee-earning assets from, or the dissolution or termination (or written notice of dissolution or termination) of, such Client (or, if applicable, any investor therein), in each case, from and after the Base Date (or, in the case of a Person that becomes a Client after the date of this Agreement, on or after the date that such Person became a Client) through such date of determination. Any determination of Assets Under Management after the Base Date shall exclude any increase or decrease in the Assets Under Management with respect to such Client due to market appreciation or depreciation (including with respect to any Portfolio Investments of such Client), any currency fluctuations and any distributions of interest, income or capital gains by any Client made in the ordinary course of business consistent in nature with past practice of the Acquired Companies’ administration and operation of Funds. Any Assets Under Management for any Client for which any Acquired Company acts as investment adviser and sub-adviser shall be counted only once. In no event will the Assets Under Management for any Client be less than zero.

“A&R TRA” means the Amended and Restated Tax Receivable Agreement, dated as of January 1, 2022, by and among the Company, OpCo and the other members party thereto.

“Base Date” means December 31, 2024.

“Base Date Assets Under Management” means, with respect to any Client, the amount of fee-earning assets under management of the Acquired Companies with respect to such Client as of the Base Date, which means with respect to (i) any Client for which investment advisory fees are determined by reference to committed capital, the aggregate amount of such capital commitments as of the applicable date of determination, (ii) any Client for which investment advisory fees are determined by reference to invested capital, the aggregate amount of such capital invested as of the applicable date of determination, and (iii) any Client other than a Client described in the foregoing clause (i) or clause (ii), the total fee-earning assets under management of such Client.

“Base Revenue Run-Rate” means the Revenue Run-Rate of all Clients as of the Base Date.

“BIGRM” means Bridge Investment Group Risk Management, Inc., a Utah captive insurance corporation.

“Bridge Entity” means each of the Acquired Companies, each Fund, each controlled Affiliate of any Fund and each Portfolio Investment.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks located in Salt Lake City, Utah or the Federal Reserve Bank of New York is closed.

“Carried Interest” means all direct and indirect rights (including such rights via ownership of any Bridge Entity) with respect to any performance or incentive fee, performance or incentive allocation, carried interest, promote, special profits interest or other performance-based compensation (or priority allocation) and other payments, distributions and allocations based, in whole or in part, on the investment performance of a Client, including any such “phantom” arrangement the benefit of which is determined by reference to amounts that otherwise constitute “Carried Interest” hereunder, but excluding (i) any investment advisory, investment management and sub-advisory fees, (ii) fund capital proceeds or the equivalent, and (iii) to the extent applicable, any such amounts that are paid in lieu of investment advisory, investment management and sub-advisory fees in connection with any “cashless contribution,” “fee waiver” or “fee conversion” strategy or otherwise.

“Class A Exchange Ratio” means 0.07081.

“Class B Exchange Ratio” means 0.00006, subject to such adjustments as may be required to ensure that the value of the Class B Corporate Merger Consideration received at the Effective Time in respect of one share of Company Class B Common Stock does not exceed $0.01.

“Client” means any Person to which any Acquired Company provides Investment Advisory Services.

“Client Consent” has the meaning set forth in Section 6.12.

“Closing Revenue Run-Rate” means the aggregate Revenue Run-Rate for all Clients (other than any Non-Consenting Client) as determined as of the second Business Day prior to Closing. The calculation of the applicable fee rates used in the Closing Revenue Run-Rate shall be made in a manner consistent with the methodologies used for the calculation of the applicable fee rates used in the Base Revenue Run-Rate.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of September 30, 2024 and the notes thereto, as contained in the Company SEC Documents.

“Company Balance Sheet Date” means September 30, 2024.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Class A Common Stock” means the Class A common stock, $0.01 par value per share, of the Company.

“Company Class B Common Stock” means the Class B common stock, $0.01 par value per share, of the Company.

“Company Common Stock” means, collectively, the Company Class A Common Stock and Company Class B Common Stock.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent in connection with the execution of this Agreement.

“Company Facilitator Vehicle” means, solely to the extent not included in the definition of “Fund”, any blocker, splitter, feeder or other entity formed for the purpose of investing in a Fund or any alternative investment vehicle, special purpose vehicle or other entity formed for the purpose of facilitating an investment in a Portfolio Investment by a Fund or, in lieu thereof, by the investors in a Fund.

“Company Fund Material Event” means, with respect to any Fund, that (a) the applicable Fund (or, as applicable, the board of directors or trustees, advisory committee or investors of such Fund) has provided written notice to any Acquired Company (that has not been withdrawn in accordance with the applicable terms of the applicable Fund Documentation) (i) that it is terminating (or intends to seek the termination of) its Investment Advisory Contract or Fund Documentation (excluding Side Letters) in accordance with the applicable terms of such Investment Advisory Contract or such Fund Documentation, (ii) that it is suspending any withdrawal or redemption rights in respect of a Fund in accordance with the applicable terms of the applicable Fund Documentation, (iii) that it intends to seek the acceleration or early termination of the investment or commitment period or term applicable to its investment program (prior to the natural expiry or termination of such investment or commitment period or term) in accordance with the applicable terms of the applicable Fund Documentation or (iv) that it is removing (or intends to remove) the general partner or investment manager (or equivalent entity) of such Fund in accordance with the applicable terms of the applicable Fund Documentation, or (b) there has been an event constituting a “key person” or similar event, cause, disabling conduct or the requisite grounds for a “for cause” removal of the general partner or managing member (or equivalent) or “for cause” termination that has not been withdrawn in accordance with the applicable terms of the applicable Fund Documentation.

“Company IP” means all Intellectual Property Rights owned or purported to be owned by any Acquired Company.

“Company IT Assets” means computers, hardware, servers and all other information technology assets, systems, and networks that are owned, leased or licensed by the Acquired Companies in connection with the operation of their respective businesses.

“Company Material Adverse Effect” means any state of facts, effect, change, development, condition, occurrence or event (each, an “Effect”) that, individually or in the aggregate, (i) has resulted in or would reasonably be expected to have a material adverse effect on the business, properties, assets, condition (financial or otherwise), continuing results of operations of the Acquired Companies, taken as a whole, or (ii) would reasonably be expected to prevent or materially delay beyond the End Date the ability of any Acquired Company to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, nor shall any of the following (including the Effect of any of the following) be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” under clause (i) above to the extent attributable to: (a) any change in Applicable Law, GAAP or any applicable accounting standards or any interpretation thereof following the date hereof; (b) general economic, political or business conditions or changes therein, force majeure events, acts of terrorism (including cyberterrorism or cyberattacks), civil unrest, riots, epidemics or pandemics (including COVID-19), or disease outbreak or changes in geopolitical conditions (including commencement, continuation or escalation of war, armed hostilities or national or international calamity) or any escalation or worsening relating to the foregoing; (c) any changes or developments in or affecting domestic or any foreign securities, equity, credit, real estate or financial and capital markets conditions, including interest rates and currency exchange rates; (d) any change generally affecting the real estate investment, real estate management or asset management industries; (e) the negotiation, execution, announcement, performance, consummation or existence of this Agreement, the pendency or consummation of the Transactions or the performance of this Agreement (including (i) any Proceeding threatened or initiated by any Person with respect to this Agreement or the Transactions and (ii) the impact thereof on the Acquired Companies’ officers, employees, customers, suppliers, distributors, partners, lenders, financing sources, Governmental Authorities or others having business relationships with the Acquired Companies); provided that this clause (e) shall not apply to any representation or warranty set forth in Section 4.03 or Section 4.04 (or any condition to any party’s obligation to consummate the Mergers relating to such representation and warranty); (f) the taking of any action (or the omission of any action) expressly required or prohibited by this Agreement; (g) any act of God or natural disaster; (h) any change in the price or trading volume of the Company’s securities or other financial instruments, in and of itself; (i) any failure of the Acquired Companies to meet any internal or published projections, estimates or forecasts for any period, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Acquired Companies (provided that clauses (h) and (i) shall not prevent a determination that any change or effect underlying such change in price or failure to meet projections or forecasts has resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)); or (j) the identity of Parent or any of its Affiliates as the acquiror of the Company; provided, further, that in the case of the foregoing clauses (b), (c), (d) and (g), except to the extent that such matters disproportionately and adversely impact the Acquired Companies (taken as a whole) relative to other businesses in the real estate investment, real estate management or asset management industries, in which case, the incremental disproportionate and adverse impact may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

“Company Preferred Stock” means the preferred stock, $0.01 par value per share, of the Company.

“Company Restricted Stock Award” means an outstanding award of service-based restricted shares of Company Class A Common Stock granted pursuant to the Company Stock Plan which, for the avoidance of doubt, vests solely based on the passage of time.

“Company RSU Award” means an outstanding award of service-based restricted stock units in respect of shares of Company Class A Common Stock granted pursuant to the Company Stock Plan which, for the avoidance of doubt, vests solely based on the passage of time.

“Company Service Provider” means each current or former director, officer, employee or independent contractor of any of the Acquired Companies.

“Company Stock Award” means each Company RSU Award and Company Restricted Stock Award.

“Company Stock Plan” means the Company’s 2021 Incentive Award Plan, as amended from time to time.

“Company Termination Fee” means an amount in cash equal to $45,000,000.

“Confidentiality Agreement” means that certain Amended and Restated Confidentiality Agreement, dated as of December 18, 2024, by and between an Affiliate of Parent and the Company.

“Continuing Employees” means all employees of the Acquired Companies who, as of the Closing, continue their employment with Parent, the Surviving Corporation, the Surviving LLC or any of their Subsidiaries.

“Contract” means any legally binding written contracts, agreements, subcontracts, leases, and purchase orders; provided, that “Contracts” shall not include any Company Benefit Plans.

“COVID-19” means (i) SARS-CoV-2, (ii) COVID-19, (iii) any similar diseases which cause a global pandemic, and (iv) any evolutions or mutations thereof (including any subsequent waves or outbreaks thereof).

“Disclosure Letter” means the Company Disclosure Letter or the Parent Disclosure Letter, as applicable.

“Environmental Laws” means any and all Laws relating to the protection of the environment or natural resources, or the production, distribution, use, transportation, recycling, treatment, storage, or Release of, or exposure to, Hazardous Substances.

“Equity Instruments” of any Person shall mean any (i) shares, capital stock, membership interests, partnership interests or other rights or interests in the voting, ownership, distributions or enterprise value of such Person (including any grant, issuance or award of a right to receive or other entitlement to any Carried Interest), (ii) structured interests, structured financing arrangement, revenue sharing interests, profit participation rights, contractual revenue or profit sharing rights, phantom equity, phantom units, equity appreciation rights, restricted stock units or other securities or equity-like instrument of or similar type of arrangement with such Person, (iii) rights, awards or grants of compensation or other amounts for the benefit of any Person where any amount or value to be paid in respect of such right, award or grant is linked to, or otherwise determined by reference to, carried interest (including where such right, award or grant is in lieu of the grant, issuance or award of an equity interest in any Acquired Company that receives any Carried Interest) and (iv) options, warrants, puts, calls or any other securities or interests convertible, exercisable or exchangeable for or granting any right to acquire any of the foregoing in clauses (i)-(iii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Ex-Im Laws” means all applicable Laws, rules and regulations relating to export, re-export, transfer or import controls (including the Export Administration Regulations administered by the U.S. Department of Commerce, and customs and import Laws administered by U.S. Customs and Border Protection), except to the extent inconsistent with U.S. Law.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Exchange Ratio” means the Class A Exchange Ratio or the Class B Exchange Ratio, as applicable.

“Existing Note Purchase Agreements” means (i) the 2020 Note Purchase Agreement, (ii) the 2022 Note Purchase Agreement and (iii) the 2023 Note Purchase Agreement.

“Existing Notes” means the outstanding notes issued by OpCo pursuant to the Existing Note Purchase Agreements.

“Fraud” means, the actual and knowing common law fraud as determined in accordance with the Laws of the State of Delaware by a party to this Agreement with respect to the making of the representations and warranties expressly set forth in Article IV or Article V, as applicable, and not with respect to any other matters. For the avoidance of doubt, “Fraud” shall only include actual and knowing fraud and shall not include equitable fraud, promissory fraud, unfair dealings fraud or other claims based on constructive knowledge, negligent misrepresentation, recklessness or similar theories.

“Fund” means any investment fund or other pooled investment vehicle (including any general or limited partnership, account, trust, limited liability company or other entity and whether or not dedicated to a single investor) or managed account or other investment arrangements (including any master or feeder funds, parallel vehicles, accounts or arrangements (including funds-of-one, separately managed accounts or co-investment vehicles formed for the purpose of investing alongside one or more pooled investment vehicles), REIT Client or, where the context so requires, any collateralized loan obligations, private real estate investment vehicles, business development companies, blank check companies, co-investment vehicles or alternative investment vehicles) (a) for which any Acquired Company provides Investment Advisory Services, (b) that is sponsored or controlled by any Acquired Company, (c) for which any Acquired Company acts as investment adviser, investment sub-adviser, general partner, managing member or manager, or (d) from which any Acquired Company receives or is entitled to receive, directly or indirectly, management fees, Carried Interest or other similar revenues of any kind; provided, a “Fund” shall not include (i) any Portfolio Investment or other investment of a Fund or (ii) any other Persons owned, directly or indirectly, by a Fund (including any direct or indirect investment of or by a Fund in collateralized loan obligations, private real estate investment vehicles, business development companies, blank check companies or otherwise, solely in its capacity as an investor in such).

“Fund Documentation” means, with respect to each Fund (which, for the avoidance of doubt, includes any general or limited partnership, account, trust, limited liability company or other entity and whether or not dedicated to a single investor) as of any date of determination, all organizational and governing documentation that is material in respect of such Fund, including its memorandum and articles of incorporation or association, limited liability company agreement, limited partnership agreement or other constitutional or governing documents, subscription documents and Side Letters, in each case, that as of such date of determination, are in effect.

“Fund Documentation Amendments” means the amendments to the Fund Documentation to be executed by the GP Entities and any other applicable parties thereto at Closing, in each case, as agreed by Parent and the Company as set forth in Section 6.12(e).

“Fund Material Adverse Effect” means, with respect to a Fund, any Effect that, individually or in the aggregate, (i) has resulted in or would reasonably be expected to have a material adverse effect on the business, properties, assets, condition (financial or otherwise), continuing results of operations of the Fund and its Subsidiaries and Portfolio Investments, taken as a whole or (ii) would reasonably be expected to prevent or materially delay beyond the End Date the ability of any Bridge Entity to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, nor shall any of the following (including the Effect of any of the following) be taken into account in determining whether there has been or will be, a “Fund Material Adverse Effect” under clause (i) above to the extent attributable to: (a) any change in Applicable Law, GAAP or any applicable accounting standards or any interpretation thereof following the date hereof; (b) general economic, political or business conditions or changes therein, force majeure events, acts of terrorism (including cyberterrorism or cyberattacks), civil unrest, riots, epidemics or pandemics (including COVID-19), or disease outbreak or changes in geopolitical conditions (including commencement, continuation or escalation of war, armed hostilities or national or international calamity) or any escalation or worsening relating to the foregoing; (c) any changes or developments in or affecting domestic or any foreign securities, equity, credit, real estate or financial and capital markets conditions, including interest rates and currency exchange rates; (d) any change generally affecting the real estate investment, real estate management or asset management industries; (e) the negotiation, execution, announcement, performance, consummation or existence of this Agreement, the pendency or consummation of the Transactions or the performance of this Agreement (including (i) any Proceeding threatened or initiated by any Person with respect to this Agreement or the Transactions and (ii) the impact thereof on the Fund, its Subsidiaries, the GP Entity of such Fund or the Acquired Company that is the Manager of such Fund, or any of their respective officers, employees, customers, suppliers, distributors, partners, lenders, financing sources, Governmental Authorities or others having business relationships with such Fund, its Subsidiaries and Portfolio investments, such GP Entity or such Acquired Company); provided that this clause (e) shall not apply to any representation or warranty set forth in Section 4.03 or Section 4.04 (or any condition to any party’s obligation to consummate the Mergers relating to such representation and warranty); (f) the taking of any action (or the omission of any action) expressly required or prohibited by this Agreement; (g) any act of God or natural disaster; (h) any failure of such Fund to meet any internal or published projections, estimates or forecasts for any period, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Fund (provided that clause (h) shall not prevent a determination that any change or effect underlying such change in price or failure to meet projections or forecasts has resulted in a Fund Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Fund Material Adverse Effect)); or (i) the identity of Parent or any of its Affiliates as the acquiror of the Company; provided, further, that in the case of the foregoing clauses (b), (c), (d) and (g), except to the extent that such matters disproportionately and adversely impact the Fund and its Subsidiaries and Portfolio Investments (taken as a whole) relative to other businesses in the real estate investment, real estate management or asset management industries, in which case, the incremental disproportionate and adverse impact may be taken into account in determining whether there has been, or would reasonably be expected to be, a Fund Material Adverse Effect.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory, tax or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, legislature, court or tribunal, self-regulatory organization or stock exchange (including the NYSE).

“Governmental Order” means any order, judgment, injunction, decree, ruling, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Governmental Permit” means any approvals, authorizations, consents, clearances, waiting period expirations or terminations, licenses, permits, certificates, memberships, registrations, accreditations, bonds, franchises, exemption orders, Governmental Orders, or no-action letters of, or notifications to, or filings with, any Governmental Authority.

“GP Entities” means, collectively, each Person that (a) is the general partner or managing member (or equivalent) of any Fund and (b) each Person that is entitled to receive any Carried Interest from any Fund (excluding in the case of the foregoing clause (b), (i) any current and former employees of the Acquired Companies, (ii) any other current or former Company Service Providers, (iii) any Affiliates or Immediate Family of any Person in the foregoing clauses (i) or (ii) or (iv) any Person set forth on Section 1.01(c) of the Company Disclosure Letter).

“Hazardous Substance” means any pollutant, contaminant, hazardous substance, hazardous waste, medical waste, special waste, toxic substance, toxic chemical, any petroleum or petroleum-derived substance, waste or additive, asbestos, asbestos-containing material, polychlorinated biphenyl, per- or polyfluoroalkyl substance, radioactive compound, or other compound, element, material or substance (including products) that is listed, designated, defined, characterized or regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Immediate Family” means, with respect to any natural person, (a) such person’s spouse, parents, children, and siblings (including by means of adoption), (b) spouses of such person’s children and siblings (including by means of adoption), and (c) estates, trusts, partnerships and other entities or investment vehicles of which a material portion of the interests therein are held directly or indirectly by, any of the foregoing persons.

“Insurance Contracts” means the insurance policies and contracts, and the assumed and ceded reinsurance agreements, if any, together with all binders, slips, certificates, endorsements and riders thereto, in each case that constitute a part of BIGRM’s business issued or entered into by BIGRM prior to the Closing, whether or not in-force as of the Closing.

“Intellectual Property Rights” means all intellectual property rights in any jurisdiction throughout the world, whether registered or unregistered, including: (i) rights in inventions, industrial designs, patents, patent applications, and all related continuations, continuations-in-part, divisions, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, trade names, service marks, trade dress, trade and corporate names, slogans, logos, internet domain names, social media identifiers, common law trademarks and service marks and all goodwill associated therewith (“Trademarks”), (iii) copyrights, and rights in software (including all object code, source code, firmware and embedded versions thereof and all documentation related thereto), technical database rights and moral rights, (iv) all registrations and applications of the foregoing and (v) trade secrets, know-how and other proprietary information and rights therein including in processes (including investment-specific processes), customer and supplier lists, procedures and confidential business information.

“Intervening Event” means any Effect (other than an Acquisition Proposal) that is unknown to the Company Board or the Special Committee as of the date of this Agreement, or if known, the material consequences of which were not known by or reasonably foreseeable to, the Company Board or the Special Committee as of the date of this Agreement; provided that in no event shall the following Effects constitute an Intervening Event: (x) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof or (y) any change, in and of itself, in the price or trading volume of the Company Capital Stock or any other securities of the Company or any change in credit rating of the Company or the fact, in and of itself, that the Company meets or exceeds internal or published estimates, projections, forecasts or predictions for any period (provided that the underlying causes of such changes in clause (y) may constitute or be taken into account in determining whether there has been an Intervening Event).

“Investment Adviser Subsidiaries” means each Subsidiary of the Company that is required to be registered as an investment adviser under the Advisers Act as of the date of this Agreement, including the Relying Investment Adviser Subsidiaries.

“Investment Advisory Contract” means any Contract pursuant to which any Acquired Company provides Investment Advisory Services to any Person.

“Investment Advisory Services” means any investment advisory, sub-advisory, investment management or similar services and any other services deemed to be “investment advice” or acting as an “investment adviser”, in each case, as such terms are interpreted under the Advisers Act.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder by the SEC.

“IRS” means the United States Internal Revenue Service.

“Key Individual” means the Person listed on Exhibit A hereto.

“Key Individual Agreements” has the meaning set forth in the Recitals.

“Knowledge” means, (i) with respect to the Company, the actual knowledge, after reasonable inquiry, of each of Robert Morse, Jonathan Slager, Adam O’Farrell, Katherine Elsnab, and Matthew Grant, and (ii) with respect to Parent and the Merger Subs, the actual knowledge, after reasonable inquiry, of David Sambur.

“Law” means any and all domestic (federal, state or local) or foreign laws, acts, statutes, constitutions, treaties, ordinances, codes, rules, regulations, orders, judgments, decrees and Governmental Orders of a Governmental Authority, including common law.

“Leased Real Property” means real property leased, subleased or otherwise occupied by an Acquired Company, and excludes, for the avoidance of doubt, any real property leased, subleased or occupied by a Fund, any Subsidiary of a Fund or any Portfolio Investment.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, claim, option, license, lease, condition, covenant, restriction, right of first refusal or offer, conditional sale or other title retention agreement or other lien or encumbrance of any kind.

“Look-Back Date” means January 1, 2022.

“Manager” means the Company in its capacity as Manager of OpCo as described in the OpCo LLCA.

“Marketing Literature” includes all explanatory memoranda, private placement memoranda, offering documents, marketing documents, advertisements, sales literature, pitch books, fact sheets, form due diligence questionnaires provided by or on behalf of the Acquired Companies, track records or other presentations of performance, road show presentations, scheme particulars, key features documents, wrappers and prospectuses relating to any Fund or to the services of the Acquired Companies, in each case that were prepared, produced, issued or distributed to prospective or current investors in any Fund or prospective or current Clients.

“NCI Entities” has the meaning set forth in the Company Disclosure Letter.

“Non-Consenting Client” means any Client in respect of which a Client Consent has not been obtained on or prior to the second (2nd) Business Day ending immediately prior to the Closing Date or does not remain in full force and in effect as of the Closing; provided that, notwithstanding any other provision in this Agreement, no consent or approval of any Fund shall be deemed to have been given for any purpose under this Agreement (and such Client shall be a Non-Consenting Client) if any Company Fund Material Event has occurred with respect to such Fund.

“Non-Unitholder Stockholders” means the holders of Company Class A Common Stock, other than (i) any holder that also holds OpCo Class A Common Units and their respective Affiliates, (ii) any director of the Company, (iii) any Person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act, (iv) Parent, the Merger Subs, or any other Person having any equity interest in, or any right to acquire any equity interest in, the Merger Subs or any person of which any Merger Sub is a direct or indirect Subsidiary or (v) any “immediate family member” (as defined in Item 404 of Regulation S-K) or “affiliate” or “associate” (as defined in Section 12b-2 of the Exchange Act) of any of the foregoing.

“NYSE” means the New York Stock Exchange or any successor exchange.

“Off-the-Shelf Software” means commercially available non-custom software that is (i) not incorporated into any products of any Acquired Company, and (ii) made generally available on standard terms involving annual payments of less than $150,000.

“OpCo Class A Common Units” means the voting, economic Class A Common Units of OpCo.

“OpCo Class B Common Units” means the voting, non-economic Class B Common Units of OpCo.

“OpCo Credit Agreement” means that certain Credit Agreement, dated as of June 3, 2022, by and among OpCo, as borrower, Canadian Imperial Bank of Commerce, as administrative agent and L/C issuer, CIBC Inc. and Zions Bancorporation, N.A., as joint lead arrangers and certain lenders party thereto, as amended by that First Amendment to Credit Agreement and Joinder, dated as of January 31, 2023, and by that Second Amendment to Credit Agreement, dated as of February 28, 2024, and as further amended from time to time.

“OpCo LLCA” means the Fifth Amended and Restated Limited Liability Company Agreement of OpCo, dated as of July 16, 2021.

“OpCo Units” means, collectively, the OpCo Class A Common Units and the OpCo Class B Common Units.

“Open Source Software” means any software that is distributed as “open source software”, “free software”, “software libre”, “public” or under a similar licensing or distribution model, or any modification or derivative thereof, including any version of any software licensed under any GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Server Side Public License, the GNU Affero GPL, (AGPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) or any license described by the Open Source Initiative as set forth on www.opensource.org.

“Owned Real Property” means all real property owned by an Acquired Company, and excludes, for the avoidance of doubt, any real property owned by a Fund, any Subsidiary of a Fund or any Portfolio Investment.

“Parent Balance Sheet Date” means September 30, 2024.

“Parent Capital Stock” means, Parent Common Stock and Parent Preferred Stock.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent and the Merger Subs to the Company in connection with the execution of this Agreement.

“Parent Facilitator Vehicle” means, solely to the extent not included in the definition of “Parent Fund”, any blocker, splitter, feeder or other entity formed for the purpose of investing in a Parent Fund or any alternative investment vehicle, special purpose vehicle or other entity formed for the purpose of facilitating an investment in a Parent Portfolio Investment by a Parent Fund or, in lieu thereof, by the investors in a Parent Fund.

“Parent Fund” means any investment fund or other pooled investment vehicle (including any general or limited partnership, account, trust, limited liability company or other entity and whether or not dedicated to a single investor) or managed account or other investment arrangements (including any master or feeder funds, parallel vehicles, accounts or arrangements (including funds-of-one, separately managed accounts or co-investment vehicles formed for the purpose of investing alongside one or more pooled investment vehicles) or, where the context so requires, any collateralized loan obligations, private real estate investment vehicles, business development companies, blank check companies, co-investment vehicles or alternative investment vehicles) (a) for which Parent, or any other Person directly or indirectly controlling, controlled by or under common control of Parent or the Merger Subs, provides Investment Advisory Services, (b) that is sponsored or controlled by Parent, or any other Person directly or indirectly controlling, controlled by or under common control of Parent or the Merger Subs, (c) for which Parent, or any other Person directly or indirectly controlling, controlled by or under common control of Parent or the Merger Subs, acts as investment adviser, investment sub-adviser, general partner, managing member or manager, or (d) from which Parent, or any other Person directly or indirectly controlling, controlled by or under common control of Parent or the Merger Subs, receives or is entitled to receive, directly or indirectly, management fees, Carried Interest or other similar revenues of any kind; provided, a “Parent Fund” shall not include (i) any Portfolio Investment or other investment of a Parent Fund or (ii) any other Persons owned, directly or indirectly, by a Parent Fund (including any direct or indirect investment of or by a Parent Fund in collateralized loan obligations, private real estate investment vehicles, business development companies, blank check companies or otherwise, solely in its capacity as such).

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, (i) has resulted in or would reasonably be expected to have a material adverse effect on the business, properties, assets, condition (financial or otherwise), continuing results of operations of Parent and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially delay beyond the End Date the ability of Parent or either Merger Sub to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, nor shall any of the following (including the Effect of any of the following) be taken into account in determining whether there has been or will be, a “Parent Material Adverse Effect” under clause (i) above to the extent attributable to: (a) any change in Applicable Law, GAAP or any applicable accounting standards or any interpretation thereof following the date hereof; (b) general economic, political or business conditions or changes therein, force majeure events, acts of terrorism (including cyberterrorism or cyberattacks), civil unrest, riots, epidemics or pandemics (including COVID-19), or disease outbreak or changes in geopolitical conditions (including commencement, continuation or escalation of war, armed hostilities or national or international calamity) or any escalation or worsening relating to the foregoing; (c) any changes or developments in or affecting domestic or any foreign securities, equity, credit, real estate or financial and capital markets conditions, including interest rates and currency exchange rates; (d) any change generally affecting the asset management industry; (e) the negotiation, execution, announcement, performance, consummation or existence of this Agreement, the pendency or consummation of the Transactions or the performance of this Agreement (including (i) any Proceeding threatened or initiated by any Person with respect to this Agreement or the Transactions and (ii) the impact thereof on Parent’s officers, employees, customers, suppliers, distributors, partners, lenders, financing sources, Governmental Authorities or others having business relationships with Parent); provided that this clause (e) shall not apply to any representation or warranty set forth in Section 5.03 or Section 5.04 (or any condition to any party’s obligation to consummate the Mergers relating to such representation and warranty); (f) the taking of any action (or the omission of any action) expressly required or prohibited by this Agreement; (g) any act of God or natural disaster; (h) any change in the price or trading volume of Parent’s securities or other financial instruments, in and of itself; (i) any failure of Parent to meet any internal or published projections, estimates or forecasts for any period, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to Parent (provided that clauses (h) and (i) shall not prevent a determination that any change or effect underlying such change in price or failure to meet projections or forecasts has resulted in a Parent Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Parent Material Adverse Effect)); or (j) the identity of Parent or any of its Affiliates as the acquiror of the Company; provided, further, that in the case of the foregoing clauses (b), (c), (d) and (g), except to the extent that such matters disproportionately and adversely impact Parent and the Merger Subs (taken as a whole) relative to other businesses in the asset management industry, in which case, the incremental disproportionate and adverse impact may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect.

“Parent Preferred Stock” means the preferred stock, $0.00001 par value per share of Parent.

“Pass-Through Tax Return” means any Tax Return for income Taxes filed by or with respect to OpCo for any tax periods that end on or before (or include) the Closing Date to the extent that the items reflected on such Tax Return are required to be reported on the Tax Returns of the members of OpCo.

“Payoff Amount” means the total amount required to be paid to fully satisfy all principal, interest, fees, prepayment premiums, termination costs, penalties, breakage costs and any other monetary obligations then due and payable under the Subject Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter).

“Payoff Letter” means, with respect to any Subject Indebtedness, a customary payoff letter executed by the lenders (or their duly authorized Representative) of such Subject Indebtedness, which payoff letter shall (i) indicate the Payoff Amount, (ii) the state that upon receipt of the Payoff Amount under such payoff letter, the Subject Indebtedness and all related loan documents shall be terminated and (iii) provide that all Liens and guarantees in connection with the Subject Indebtedness relating to the assets and properties of the Company or its Subsidiaries securing the obligations under the Subject Indebtedness shall be automatically released and terminated upon payment of the Payoff Amount on the Closing Date.

“Permitted Liens” means (i) Liens for Taxes not yet delinquent or that are contested in good faith through appropriate Proceedings and for which adequate reserves (in accordance with GAAP consistently applied) have been established in the Company Financial Statements, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or encumbrances arising in the ordinary course of business which are for amounts not yet delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (in accordance with GAAP consistently applied) have been established, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or foreign equivalents, (iv) zoning, building codes, and other land use Laws regulating the use or occupancy of Leased Real Property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Leased Real Property and which are not violated by the current use and operation of such Leased Real Property, (v) with respect to Leased Real Property, (A) Liens that would be disclosed on a current and accurate title report, survey or a personal inspection of the property, (B) Liens encumbering the interest of the fee owner or any superior lessor or sublessor with respect to Leased Real Property, and (C) easements, rights-of-way, restrictive covenants, encroachments and any other non-monetary Liens which, in the case of each of the foregoing clauses (A) through (C), would not, individually or in the aggregate, interfere materially with the ordinary conduct of the business of the Acquired Companies at such Leased Real Property, (vi) Liens that are released on or prior to the Closing Date, (vii) Liens described in Section 1.01(d) to the Company Disclosure Letter, (viii) non-exclusive licenses of Intellectual Property Rights entered into in the ordinary course of business, and (ix) any other non-monetary Liens (it being understood, for the avoidance of doubt, that any Liens securing indebtedness for borrowed money or any obligations in respect thereof shall constitute monetary Liens) which would not, individually or in the aggregate, interfere materially with the ordinary course of the business of the Acquired Companies.

“Person” means any individual, firm, corporation, partnership (limited or general), limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Personal Information” means any individually identifiable information or similar term or terminology that is protected under applicable privacy, data security or data breach notification Law.

“Placement Agent Agreements” means any agreement by and between any Acquired Company or Fund, on the one hand, and any placement agent, distributor or similar Person, on the other hand, related to the sale, distribution or marketing of interests in any Fund.

“Plan Assets Regulation” means the plan assets regulation of the Department of Labor, 29 C.F.R. Sec. 2510.3-101, as modified by Section 3(42) of ERISA and as amended from time to time.

“Portfolio Investment” means any Person or asset in which any Fund or Parent Fund, as applicable, holds any direct or indirect investment or an option or commitment to make an investment, including through any Company Facilitator Vehicles or Parent Facilitator Vehicles, as applicable.

“Pre-Closing Restructuring” means the “Pre-Closing Restructuring” transactions contemplated by, and set forth on, Section 6.21 of the Company Disclosure Letter.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Proceeding” means any claim, action, suit, litigation, audit, assessment, arbitration or inquiry, or any proceeding or investigation, in each case including any civil, criminal, administrative, arbitration or mediation proceeding or investigation.

“Profits Interest Award” means any Company Benefit Plan that is intended to constitute “profits interests” within the meaning of Rev. Proc. 93-27 and Rev. Proc. 2001-43 promulgated by the IRS for federal income tax purposes and any “phantom” award intended to provide a Company Service Provider with similar economic participation rights.

“Real Property Leases” means the leases, subleases or other occupancy agreements demising or permitting the occupancy of the Leased Real Property (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto).

“Registered IP” means all Company IP that is registered, recorded, or filed with any Governmental Authority or a domain name registrar.

“REIT Client” means Bridge Investment Group Industrial Real Estate Income Trust, a Maryland statutory trust.

“Related Client” means any Client (or, if applicable, an investor therein) that is (a) any Acquired Company, (b) any Representative of any Acquired Company, (c) any Affiliate of any Person described in the foregoing clause (b), (d) a Representative or Immediate Family member of any of the foregoing under clauses (b) and (c) (or any Affiliate of any of them) and (e) any trust in which any of the foregoing under clauses (a)-(d) is a holder of a beneficial interest.

“Release” means any release, spill, emission, leaking, pumping, pouring, emptying, leaching, escaping, dumping, injection, deposit, discharge or disposing of any Hazardous Substance in, onto or through the environment.

“Relying Investment Adviser Subsidiary” means each Subsidiary of the Company that operates as a relying adviser under the umbrella registration of another Investment Adviser Subsidiary that is registered with the SEC and is a filing adviser under the Advisers Act.

“Representatives” means, with respect to any Person, (i) such Person’s Affiliates and (ii) such Person’s and each such Affiliate’s respective officers, directors, employees, agents, attorneys, accountants, advisors, consultants and other authorized representatives.

“Required Company Stockholder Approval” means the affirmative vote to adopt this Agreement and approve the Transactions including the Corporate Merger, by the holders representing at least a majority of the aggregate voting power of the outstanding shares of Company Common Stock entitled to vote in accordance with the DGCL, voting together as a single class.

“Revenue Run-Rate” means, with respect to any Client as of a specified date, the aggregate annualized investment advisory, investment management and sub-advisory fees payable to any Acquired Company in respect of such Client as of such specified date, which shall be determined in the following manner: (i) if such fees are a specified amount under the terms of such Client’s Investment Advisory Contract, the applicable annual fee amount contained in such Client’s Investment Advisory Contract; and (ii) if such fees are determined by reference to assets under management, by multiplying (a) the Assets Under Management for such Client as of such specified date by (b) the applicable annual fee rate for such Client under the applicable Investment Advisory Contract at such specified date. For the purposes of the foregoing, “applicable annual fee amount” and “applicable annual fee rate” for each account shall (1) not include any performance-based incentive fees or similar incentive fees (including any Carried Interest), (2) be net of any sales and similar fees and any fee waivers, fee rebates, reimbursement obligations, expense waivers, fee offsets and similar reductions and (3) be net of any sub-advisory fees paid to a Person other than any Acquired Company.

“Second A&R TRA” means that second amended and restated tax receivable agreement dated as of the date of this Agreement by and among the Company, OpCo and the other requisite parties to the A&R TRA, a true and complete of which is attached as Exhibit B hereto.

“Sanctioned Person” means any Person who is the target of Sanctions, including by virtue of being (a) listed on any Sanctions-related list of designated or blocked persons; (b) a Governmental Authority of, resident in, or organized under the Laws of a country or territory that is the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region and so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine) or a Governmental Authority of Venezuela; or (c) where relevant under applicable Sanctions, 50% or more owned or controlled by any of the foregoing.

“Sanctions” means trade, economic and financial sanctions Laws, regulations, embargoes, restrictive measures administered, enacted or enforced by the United States (including the Department of Treasury, Office of Foreign Assets Control), United Kingdom, European Union or any of its member states, the United Nations Security Council, or any other jurisdiction in which an Acquired Company operates.

“SEC” means the United States Securities and Exchange Commission (or any successor thereto).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Sensitive Information” means all Personal Information, material confidential information or proprietary information that is collected, maintained, stored, transmitted, used, disclosed or otherwise processed by or on behalf of any Acquired Company.

“Side Letter” means any Contract (other than governing documents for the applicable Fund) between a Fund and/or a GP Entity of such Fund, on the one hand, and any investor of the relevant Fund, on the other hand, that establishes rights under, or alters or supplements the terms of, any other Fund Documentation with respect to such investor and Fund, including all amendments, modifications and supplements thereto.

“Specified Stockholders” means Robert Morse, Jonathan Slager, Adam O’Farrell and Dean Allara.

“Sponsor Commitment” means, with respect to any Fund, the general partner or sponsor capital commitment to such Fund.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” of a Person means any other Person that is directly or indirectly controlled by such Person. For purposes of this definition, (i) “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or partnership or other ownership interests or by Contract or otherwise, and the terms “controlling”, “under common control with” and “controlled by” have correlative meanings to the foregoing, (ii) other than in the case of the definition of “Non-Recourse Party,” Section 8.02 (Effect of Termination), Section 6.06 (Confidentiality; Public Announcements) and Section 9.15 (No Recourse), in no event shall any Fund, Subsidiary of a Fund, Company Facilitator Vehicle, or any Portfolio Investment or other Person owned by any of the foregoing shall be deemed to be a Subsidiary of the Company or any other Subsidiary of the Company and (iii) other than in the case of the definition of “Non-Recourse Party,” Section 8.02 (Effect of Termination), Section 6.06 (Confidentiality; Public Announcements) and Section 9.15 (No Recourse), in no event shall any Parent Fund, Subsidiary of a Parent Fund, Parent Facilitator Vehicle, or any Portfolio Investment of a Parent Fund or Parent Facilitator Vehicle or other Person owned by any of the foregoing shall deemed to be a Subsidiary of Parent or any other Subsidiary of Parent.

“Subsidiary Restructuring” means the “Subsidiary Restructuring” transactions contemplated by, and set forth on, Section 6.21 of the Company Disclosure Letter.

“Superior Proposal” means an Acquisition Proposal made by a Third Party that, if consummated, would result in such Third Party acquiring, directly or indirectly, (i) 50% or more of the combined voting power of the Company, (ii) 50% or more of the outstanding shares of the Company Capital Stock, or (iii) the assets of the Company and its Subsidiaries (1) constituting 75% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or (2) to which 75% or more of the Company’s and its Subsidiaries’, taken as a whole, revenues or earnings on a consolidated basis are attributable, which the Special Committee determines in good faith, after consultation with a financial advisor of nationally recognized reputation and its outside legal advisors, taking into account all financial, legal, regulatory, timing, closing conditionality and other terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed and committed to in writing by Parent in response to such Acquisition Proposal or otherwise) and all other factors deemed relevant by the Special Committee, and that would result in a transaction that is more favorable to the Company and the Non-Unitholder Stockholders than the Transactions.

“Tax” means any and all U.S. federal, state or local or non-U.S. taxes, charges, fees, duties, imposts, levies, impositions or other assessments, each in the nature of a tax, including any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom duty, estimated or other tax, together with any interest, penalty, or addition thereto.

“Tax Return” means any return, report, declaration, election, information return or other document (including schedules thereto, other attachments thereto or amendments thereof) filed or required to be filed with any taxing authority in connection with the determination, assessment or collection of any Tax, or the administration of any Laws, regulations or administrative requirements relating to any Tax.

“Third Party” means any Person other than Parent, the Merger Subs and their respective Affiliates.

“Track Record” means the investment performance of the Funds.

“Transfer Taxes” means all direct and indirect transfer, documentary, sales, use, stamp, court, registration and other similar Taxes (including any real estate transfer Taxes), and all conveyance fees, recording charges and other similar fees and charges.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

“Willful Breach” means a material breach of this Agreement as a result of a deliberate action taken or deliberate failure to act that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a breach of this Agreement.

“Withholding Certificate” means an IRS Form W-9 in accordance with Section 3.05(a).

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
401(k) Plans	6.10(d)
Adverse Recommendation Change	6.02(d)
Adverse Recommendation Change Notice Period	6.02(e)(i)
Adviser Compliance Policies	4.22(a)
Agreement	Preamble
Allocations	6.16(h)
Alternative Acquisition Agreement	6.02(a)
Antitrust Laws	4.03
Applicable Acquired Companies	4.02(a)
BIGRM Financial Statements	4.08(i)
BIGRM Policies	4.31(d)
Book-Entry Share	3.01(a)(ii)
Book-Entry Unit	3.02(a)(ii)
Cancelled Shares	3.01(c)
Cancelled Units	3.02(c)
Capitalization Date	4.05(a)
Certificate	3.01(a)(ii)
Certificate of Merger	2.02(a)(i)
Class A Corporate Merger Consideration	3.01(a)(i)
Class B Corporate Merger Consideration	3.01(b)(i)
Client Consent	6.12(a)
Closing	2.01
Closing Date	2.01
COBRA	4.18(f)
Company	Preamble
Company Benefit Plans	4.18(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Closing Certificate	7.02(f)
Company Financial Statements	4.08(a)
Company Fundamental Representations	7.02(a)(i)
Company Licenses	4.12(b)
Company Material Contract	4.11(a)(xxi)

Term	Section
Company Material Debt Contract	4.11(a)(x)
Company Officer’s Tax Certificate	6.16(j)(iv)
Company Parties	8.03(b)
Company SEC Documents	4.08(a)
Company Stockholder Meeting	6.04(c)
Company Transaction Notice	6.12(b)
Consent Solicitation	6.20(a)
Corporate Merger	Recitals
Corporate Merger Consideration	3.01(a)(i)
D&O Indemnified Persons	6.07(a)
D&O Insurance	6.07(b)
Data Privacy and Security Requirements	4.12(d)
Debt Offer	6.20(a)
Debt Offer Documents	6.20(a)
Debt Offers	6.20(a)
Delaware Secretary of State	2.02(a)(i)
DGCL	Recitals
DLLCA	Recitals
Effective Time	2.02(a)(i)
End Date	8.01(b)
Enforceability Exceptions	4.02(a)
Exchange Agent	3.03(a)
Exchange Fund	3.03(a)
Excluded Benefits	6.10(a)
Excluded Units	3.02(f)
Final Allocation	6.16(h)
Form A Filing	6.03(a)
Inside Date	2.01
Insurance Filings	4.31(e)
Intended Tax Treatment	6.16(j)(i)
Joint Proxy Statement/Prospectus	6.04(a)
Key Individual Agreements	Recitals
LLC Certificate of Merger	2.02(b)(i)
LLC Merger	Recitals
LLC Merger Consideration	3.02(a)(i)
LLC Merger Effective Time	2.02(b)(i)
Member Returns	6.16(c)
Merger Sub Inc	Preamble
Merger Sub LLC	Preamble
Merger Sub Stockholder Consent	Recitals
Merger Subs	Preamble
Mergers	Recitals
Non-Recourse Party	9.15
Notice of Adverse Recommendation Change	6.02(e)(i)
Notice of Intervening Event	6.02(e)(ii)

Term	Section
OpCo	Preamble
OpCo Class A Award	3.02(d)
OpCo Representative	6.16(b)
OpCo Tax Consideration	6.16(h)
OpCo Unit Consideration	3.02(d)
Other Required Filing	6.04(d)
Parent	Preamble
Parent Closing Certificate	7.03(c)
Parent Common Stock	Recitals
Parent Financial Statements	5.07(b)
Parent Fundamental Representations	7.03(a)(i)
Parent Officer’s Tax Certificate	6.16(j)(iv)
Parent OpCo Stock Award	3.02(d)
Parent Prospectus	6.04(a)
Parent Restricted Stock Award	3.06(b)
Parent Returns	6.16(c)
Parent RSU Award	3.06(a)
Parent SEC Documents	5.07(a)
parties	Preamble
party	Preamble
Pre-Closing Returns	6.16(c)
Premium Cap	6.07(b)
Preparing Party	6.16(c)
Proxy Date	6.04(c)
Proxy Statement	6.04(a)
Real Estate Loan Guaranty	4.11(a)(x)
Refinancing Indebtedness	6.01(a)(xv)
Remedy Actions	6.03(c)
Restricted Stock Consideration	3.06(b)
Reviewing Party	6.16(c)
RSU Consideration	3.06(a)
Special Committee	Recitals
Special Committee Recommendation	Recitals
Subject Indebtedness	4.11(a)(x)
Surviving Corporation	2.02(a)(i)
Surviving LLC	2.02(b)(i)
Takeover Law	4.28
Tax Proceeding	6.16(e)
Terminating Company Breach	8.01(e)
Terminating Parent Breach	8.01(f)
Trademarks	1.01(a)
Transaction Committee	6.03(d)
Transaction Litigation	6.09
Transactions	Recitals
Utah Department	6.03(a)
Voting Agreement	Recitals

Section 1.02 Definitional and Interpretative Provisions.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation,”; (vi) the word “or” shall be disjunctive but not exclusive; and (vii) references to “written” or “in writing” include in electronic form.

(b) The table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto (subject to the terms and conditions to the effectiveness of such amendments contained herein and therein).

(d) Words denoting natural Persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns.

(e) Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(f) Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented and (in the case of statutes) to any rules or regulations promulgated thereunder, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

(g) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(h) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Unless otherwise specified in this Agreement, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(i) The words “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(j) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(k) All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(l) The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(m) Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(n) Each reference to the Effective Time shall be deemed to be followed by the words “(if any).”

(o) Each reference to “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice or consistent with the then-current practices in similar circumstances of other companies generally in the industry in which the Company operates.”

ARTICLE II.

THE TRANSACTION

Section 2.01 The Closing. On the terms and subject to the conditions of this Agreement, the consummation of the Transactions (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 12670 High Bluff Drive, San Diego, CA 92130, at 10:00 a.m. (Mountain time) via the exchange of documents and signatures by electronic mail or other means of electronic transmission on (i) the date which is two (2) Business Days after the date on which all of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or if the day in which the aforementioned satisfaction or waiver occurs is within five (5) Business Days prior to the first (1st) Business Day of the month immediately following such day, then the first (1st) Business Day of the month immediately following the calendar month in which such satisfaction or waiver occurs, in all cases, subject to the ongoing satisfaction and waiver of all of the conditions set forth in Section 7.01,

Section 7.02 and Section 7.03 at the Closing or (ii) such other time and place as Parent and the Company may mutually agree; provided that in no event shall Parent and the Merger Subs be obligated to consummate the Closing prior to the date that is six (6) months following the date of this Agreement without the prior written consent of Parent (such date in this proviso, the “Inside Date”). The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 2.02 The Mergers.

(a) The Corporate Merger.

(i) Contemporaneously with, or immediately after, the Closing, the parties shall cause the Corporate Merger to be consummated by filing with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) a certificate of merger in customary form and substance (the “Certificate of Merger”) and executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to consummate the Corporate Merger. The Corporate Merger shall become effective at the time the Certificate of Merger has been filed with the Delaware Secretary of State or at such later effective time and date that is agreed to by the Company and Parent and specified therein (the “Effective Time”); provided, that the Effective Time shall occur contemporaneously with the LLC Merger Effective Time (as defined below). As a result of the Corporate Merger, the separate corporate existence of Merger Sub Inc. shall cease and the Company shall continue its existence as a wholly-owned subsidiary of Parent under the Laws of the State of Delaware. The Company, in its capacity as the corporation surviving the Corporate Merger, is sometimes referred to in this Agreement as the “Surviving Corporation.”

(ii) The Corporate Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all rights, privileges, powers and franchises of the Company and Merger Sub Inc., and all of the obligations, liabilities and duties of the Company and Merger Sub Inc. shall become the obligations, liabilities and duties of the Surviving Corporation.

(iii) At the Effective Time, (A) the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in its entirety pursuant to the Corporate Merger to read as set forth in Exhibit C attached hereto, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, and (B) the bylaws of the Company shall be amended and restated in their entirety to read as the bylaws of Merger Sub Inc. immediately prior to the Effective Time, in each case of clauses (A) and (B), until thereafter amended as provided therein or as provided by Applicable Law and consistent with the obligations set forth in Section 6.07.

(iv) From and after the Effective Time, the officers of the Company immediately prior to the Effective Time (unless otherwise determined by Parent in its sole discretion) shall be the officers of the Surviving Corporation and the directors of Merger Sub Inc. immediately prior to the Effective Time shall be the directors of the Surviving Corporation, in each case, to hold office in accordance with the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation until their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The LLC Merger.

(i) Contemporaneously with, or immediately after, the Closing, the parties shall cause the LLC Merger to be consummated by causing to be filed with the Delaware Secretary of State a certificate of merger in customary form and substance (the “LLC Certificate of Merger”) and executed in accordance with the relevant provisions of the DLLCA, and shall make all other filings or recordings required under the DLLCA in order to consummate the LLC Merger. The LLC Merger shall become effective at the time the LLC Certificate of Merger has been filed with the Delaware Secretary of State or at such later effective time and date that is agreed to by the Company and Parent and specified therein (the “LLC Merger Effective Time”). As a result of the LLC Merger, the separate existence of Merger Sub LLC shall cease and OpCo shall continue its existence as the surviving limited liability company and a wholly-owned subsidiary of Parent under the Laws of the State of Delaware. OpCo, in its capacity as the limited liability company surviving the LLC Merger, is sometimes referred to in this Agreement as the “Surviving LLC.”

(ii) The LLC Merger shall have the effects set forth in this Agreement, the LLC Certificate of Merger and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, from and after the LLC Merger Effective Time, the Surviving LLC shall possess all rights, privileges, powers and franchises of OpCo and Merger Sub LLC, and all of the obligations, liabilities and duties of OpCo and Merger Sub LLC shall become the obligations, liabilities and duties of the Surviving LLC.

(iii) Following the LLC Merger Effective Time, (A) the certificate of formation of OpCo in effect immediately prior to the LLC Merger Effective Time shall be the certificate of formation of the Surviving LLC, and (B) the OpCo LLCA shall be amended and restated in its entirety to read as set forth on Exhibit D attached hereto, in each case of clauses (A) and (B), until thereafter amended in accordance with the DLLCA and as provided in such operating agreement and as provided by Applicable Law and consistent with the obligations set forth in Section 6.07. From and after the LLC Merger Effective Time, the officers of OpCo immediately prior to the LLC Merger Effective Time (unless otherwise determined by Parent in its sole discretion) shall be the officers of the Surviving LLC, each to hold office in accordance with the operating agreement of the Surviving LLC until their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the operating agreement of the Surviving LLC, as the case may be.

ARTICLE III.

CONVERSION OF SECURITIES

Section 3.01 Effect of Corporate Merger on Capital Stock.

(a) Conversion of Company Class A Common Stock.

(i) At the Effective Time, by virtue of the Corporate Merger and without any action on the part of Parent, Merger Sub Inc. or the Company or their respective stockholders, each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (but excluding any Cancelled Shares) shall be cancelled and extinguished and automatically converted into and shall thereafter represent the right to receive from Parent that number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Class A Exchange Ratio and cash in lieu of fractional shares of Parent Common Stock, if any, in each case, in accordance with the procedures set forth in this Article III and without interest (as may be adjusted pursuant to Section 3.01(e), “Class A Corporate Merger Consideration”) payable to the holder thereof, without interest, in accordance with Section 3.03.

(ii) From and after the Effective Time, all of the shares of Company Class A Common Stock converted into the Class A Corporate Merger Consideration pursuant to this Article III shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of such a share of Company Class A Common Stock represented by a certificate (each, a “Certificate”) and each holder of such a non-certificated share of Company Class A Common Stock represented by book-entry (each, a “Book-Entry Share”), in each case, outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such securities, except the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.03, the Class A Corporate Merger Consideration.

(b) Conversion of Company Class B Common Stock.

(i) At the Effective Time, by virtue of the Corporate Merger and without any action on the part of Parent, Merger Sub Inc. or the Company or their respective stockholders, each share of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time (but excluding any Cancelled Shares) shall be cancelled and extinguished and automatically converted into and shall thereafter represent the right to receive from Parent that number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Class B Exchange Ratio, and cash in lieu of fractional shares of Parent Common Stock, if any, in each case, in accordance with the procedures set forth in this Article III and without interest (as may be adjusted pursuant to Section 3.01(e), “Class B Corporate Merger Consideration”, and together with the Class A Corporate Merger Consideration, the “Corporate Merger Consideration”) payable to the holder thereof, without interest, in accordance with Section 3.03.

(ii) From and after the Effective Time, all of the shares of Company Class B Common Stock converted into the Class B Corporate Merger Consideration pursuant to this Article III shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of such a share of Company Class B Common Stock represented by a Certificate and each holder of such a non-certificated share of Company Class B Common Stock represented by a Book-Entry Share, in each case, outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such securities, except the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.03, the Class B Corporate Merger Consideration.

(c) Cancellation of Company Common Stock. At the Effective Time, all shares of Company Common Stock that are owned directly by Parent, Merger Sub Inc. or any of their Subsidiaries immediately prior to the Effective Time or held in treasury of the Company (the “Cancelled Shares”) shall, by virtue of the Corporate Merger, and without any action on the part of the holder thereof, be cancelled and retired without any conversion thereof and shall cease to exist and no payment shall be made in respect thereof.

(d) Conversion of Merger Sub Inc. Common Stock. At the Effective Time, by virtue of the Corporate Merger and without any action on the part of the holder thereof, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(e) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Capital Stock or Parent Capital Stock shall occur by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares (including as a result of any OpCo Class A Common Units being exchanged into shares of Company Class A Common Stock), or any stock dividend or stock distribution thereon with a record date during such period, the Corporate Merger Consideration, the Exchange Ratio, and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the same economic effect as contemplated by this Agreement; provided, that, (i) nothing in this Section 3.01(e) shall be construed to permit any action that is otherwise prohibited or restricted by any other provision of this Agreement and (ii) cash dividends and grant of equity compensation not prohibited by the terms hereof shall not result in any adjustment to the Exchange Ratio.

Section 3.02 Effect of LLC Merger on OpCo Units.

(a) Conversion of OpCo Class A Common Units.

(i) At the LLC Merger Effective Time, by virtue of the LLC Merger and without any action on the part of Parent, Merger Sub LLC or OpCo or their respective members, each OpCo Class A Common Unit issued and outstanding immediately prior to the LLC Merger Effective Time (but excluding any Cancelled Units, any Excluded Units and any OpCo Class A Common Units that are exchanged into shares of Company Class A Common Stock as permitted by this Agreement and the OpCo LLCA) shall be cancelled and extinguished and automatically converted into and shall thereafter represent the right to receive from Parent that number of validly issued fully paid and nonassessable shares of Parent Common Stock equal to the Class A Exchange Ratio and cash in lieu of fractional shares of Parent Common Stock, if any, in each case, in accordance with the procedures set forth in this Article III and without interest (such shares, as may be adjusted pursuant to Section 3.02(g), the “LLC Merger Consideration”), payable to the holder thereof, without interest, in accordance with Section 3.03.

(ii) From and after the LLC Merger Effective Time, all of the OpCo Class A Common Units converted into the LLC Merger Consideration pursuant to this Article III, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of an OpCo Class A Common Unit represented by book-entry (each, a “Book-Entry Unit”), outstanding immediately prior to the LLC Merger Effective Time, shall thereafter cease to have any rights with respect to such OpCo Class A Common Unit, except the right to receive, upon surrender of such Book-Entry Units in accordance with Section 3.03, the LLC Merger Consideration.

(b) Cancellation of OpCo Class B Common Units. At the LLC Merger Effective Time, all OpCo Class B Common Units issued and outstanding immediately prior to the LLC Merger Effective Time shall, by virtue of the LLC Merger, and without any action on the part of the holder thereof, be cancelled and retired without any conversion thereof and shall cease to exist and no payment shall be made in respect thereof.

(c) Cancellation of OpCo Units. At the LLC Merger Effective Time, all OpCo Units that are owned directly by Parent, Merger Sub LLC or any of their Subsidiaries (but excluding, for the avoidance of doubt, any Excluded Units) or held in treasury of OpCo immediately prior to the LLC Merger Effective Time (the “Cancelled Units”) shall, by virtue of the LLC Merger, and without any action on the part of the holder thereof, be cancelled and retired without any conversion thereof and shall cease to exist and no payment shall be made in respect thereof.

(d) Treatment of Unvested OpCo Class A Common Units. Effective as of immediately prior to the LLC Merger Effective Time, automatically and without any action on the part of the holder thereof or the Acquired Companies, each award of OpCo Class A Common Units (“OpCo Class A Award”) that is outstanding and unvested as of immediately prior to the LLC Merger Effective Time shall be converted into an award of restricted shares of Parent Common Stock (“Parent OpCo Stock Award”) (rounded down to the nearest whole share of Parent Common Stock), subject to the same terms and conditions as were applicable to such unvested OpCo Class A Award immediately prior to the LLC Merger Effective Time, equal to (i) the Class A Exchange Ratio multiplied by (ii) the number of shares of OpCo Class A Common Units subject to such OpCo Class A Award immediately prior to the LLC Merger Effective Time, and cash in lieu of fractional shares of Parent Common Stock, if any, in each case, in accordance with the procedures set forth in this Article III and without interest (the “OpCo Unit Consideration”). Following the Effective Time, each unvested Parent OpCo Stock Award issued in respect of an OpCo Class A Award converted pursuant to the terms of this Section 3.02(d) shall be treated in accordance with Section 3.02(d) of the Company Disclosure Letter.

(e) Conversion of Merger Sub LLC Units. At the LLC Merger Effective Time, by virtue of the LLC Merger and without any action on the part of the holder thereof, all issued and outstanding units of Merger Sub LLC issued and outstanding immediately prior to the LLC Merger Effective Time shall be converted into a number of Class A Common Units of the Surviving LLC equal to the number of OpCo Class A Common Units (other than the Excluded Units) issued and outstanding immediately prior to the LLC Effective Time.

(f) Treatment of Company OpCo Class A Common Units. At the LLC Merger Effective Time, all OpCo Class A Common Units that are owned directly by the Company (the “Excluded Units”), shall be unaffected by the LLC Merger and shall remain outstanding as Class A Common Units of the Surviving LLC held by the Company.

(g) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the LLC Merger Effective Time, any change in the outstanding units of OpCo or Parent Capital Stock shall occur by reason of any reclassification, recapitalization, or combination, exchange or readjustment of units (including any OpCo Class A Common Units that are exchanged into shares of Company Class A Common Stock), or any unit dividend or unit distribution thereon with a record date during such period, the LLC Merger Consideration, the Exchange Ratio, and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the same economic effect as contemplated by this Agreement and the OpCo LLCA; provided, that (i) nothing in this Section 3.02(g) shall be construed to permit any action that is otherwise prohibited or restricted by any other provision of this Agreement and (ii) cash dividends and grant of equity compensation not prohibited by the terms hereof shall not result in any adjustment to the Exchange Ratio.

Section 3.03 Surrender and Payment.

(a) Prior to the Effective Time and LLC Merger Effective Time, as applicable, Parent shall appoint the Company’s transfer agent or another nationally recognized financial institution (the identity and terms of appointment of which shall be reasonably acceptable to the Company) to act as exchange agent in the Corporate Merger and the LLC Merger (the “Exchange Agent”) for the purpose of (i) exchanging each share of Company Common Stock outstanding immediately prior to the Effective Time represented by a Certificate and each Book-Entry Share outstanding immediately prior to the Effective Time, in each case, other than the Cancelled Shares, and (ii) exchanging each OpCo Class A Common Unit (other than the Cancelled Units and the Excluded Units) outstanding immediately prior to the LLC Merger Effective Time represented by a Book-Entry Unit outstanding immediately prior to the LLC Merger Effective Time. Prior to the Effective Time and LLC Merger Effective Time, Parent shall (i) deposit or cause to be deposited with the Exchange Agent an aggregate number of shares of Parent Common Stock equal to the Corporate Merger Consideration to be delivered in respect of the shares of Company Common Stock and the LLC Merger Consideration to be delivered in respect of the OpCo Class A Common Units pursuant to Section 3.01 and Section 3.02, as applicable, and (ii) to the extent required, deposit or cause to be deposited with the Exchange Agent any cash payable in lieu of fractional shares pursuant to Section 3.03(h) (such consideration shall be referred to in this Agreement as the

“Exchange Fund”). The Exchange Agent shall, pursuant to written instructions by Parent, deliver the Parent Common Stock comprising the Corporate Merger Consideration and LLC Merger Consideration contemplated to be issued pursuant to Section 3.01 and Section 3.02, and any cash payable in lieu of fractional shares pursuant to Section 3.03(h), out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) As soon as reasonably practicable after the Effective Time and the LLC Merger Effective Time, as applicable, and in any event not later than the second (2nd) Business Day following the Effective Time and the LLC Merger Effective Time, as applicable, Parent will cause the Exchange Agent to send to each holder of record of (i) an outstanding share of Company Common Stock represented by a Certificate or an outstanding Book-Entry Share immediately prior to the Effective Time (other than the Cancelled Shares) and (ii) an outstanding Book-Entry Unit immediately prior to the LLC Merger Effective Time (other than the Cancelled Units and the Excluded Units) (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares or Book-Entry Units, as applicable, to the Exchange Agent) in such form as Parent and the Company may reasonably agree, for use in effecting delivery of shares of Company Common Stock outstanding immediately prior to the Effective Time and entitled to Corporate Merger Consideration pursuant to Section 3.02 and the OpCo Class A Common Units outstanding immediately prior to the LLC Merger Effective Time and entitled to LLC Merger Consideration pursuant to Section 3.02 to the Exchange Agent, and (y) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares or Book-Entry Units, as applicable, in exchange for the Corporate Merger Consideration or LLC Merger Consideration, as applicable, in such form as Parent and the Company may reasonably agree.

(c) Upon the surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Shares or Book-Entry Units, as applicable, for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, including the Withholding Certificate from holders of OpCo Class A Common Units and such other documents as may be reasonably required pursuant to such instructions, the holder of such shares of Company Common Stock or OpCo Class A Common Units represented by such Certificate as of immediately prior to the Effective Time or the LLC Merger Effective Time, as applicable, or of such Book-Entry Share or Book-Entry Unit immediately prior to the Effective Time or the LLC Merger Effective Time, as applicable, shall be entitled to receive in exchange therefor (i) the Corporate Merger Consideration or LLC Merger Consideration, as applicable, pursuant to the provisions of this Article III, which shall represent, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to this Section 3.03 and (ii) a check in the amount equal to any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to Section 3.03, in each case, less any applicable withholding Taxes provided, that, the Certificates, Book-Entry Shares or Book-Entry Units surrendered shall forthwith be canceled. In the event of a transfer of ownership of a share of Company Common Stock or an OpCo Class A Common Unit that is not registered in the transfer records of the Company or OpCo, as applicable, payment of the appropriate amount of Corporate Merger Consideration or LLC Merger Consideration may be made to a Person other than the Person in whose name the Certificate, Book-Entry Share or Book-Entry Unit so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Exchange Agent and Parent) or such Book-Entry Share or Book-Entry Unit shall be properly transferred. No interest shall be paid or accrue on any Corporate Merger Consideration or LLC Merger Consideration payable upon surrender of any Certificate, Book-Entry Share or Book-Entry Unit. Until so surrendered, each such Certificate, Book-Entry Share or Book-Entry Unit shall, after the Effective Time or LLC Merger Effective Time, as applicable, represent for all purposes only the right to receive such Corporate Merger Consideration or LLC Merger Consideration, as applicable.

(d) If any payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate, Book-Entry Share or Book-Entry Unit is registered, it shall be a condition of such payment that the Person requesting such payment shall pay, or cause to be paid, any Transfer Taxes required by reason of the making of such payment to a Person other than the registered holder of the surrendered Certificate, Book-Entry Unit or Book-Entry Share or shall establish to the reasonable satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

(e) After the Effective Time and LLC Merger Effective Time, as applicable, there shall be no further registration of transfers of shares of Company Common Stock or OpCo Class A Common Units that were issued and outstanding immediately prior to the Effective Time or the LLC Merger Effective Time, as applicable. From and after the Effective Time and the LLC Merger Effective Time, as applicable, the holders of outstanding shares of Company Common Stock represented by Certificates or Book-Entry Shares prior to the Effective Time and the holders of outstanding OpCo Class A Common Units represented by Book-Entry Units outstanding immediately prior to the LLC Merger Effective Time shall cease to have any rights with respect to such shares of Company Common Stock and OpCo Class A Common Units, except as otherwise provided in this Agreement or by Applicable Law. If, after the Effective Time and the LLC Merger Effective Time, as applicable, Certificates, Book-Entry Shares or Book-Entry Units are presented to the Exchange Agent, the Surviving Corporation, the Surviving LLC or Parent, they shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article III.

(f) Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock or OpCo Class A Common Units after the date which is one (1) year following the Effective Time shall be returned to Parent, or transferred as otherwise directed by Parent, upon demand. Any holder of shares of Company Common Stock or OpCo Class A Common Units who has not exchanged his, her or its shares of Company Common Stock or OpCo Class A Common Units in accordance with this Section 3.03 prior to that time shall thereafter look only to Parent for delivery of the Corporate Merger Consideration or LLC Merger Consideration in respect of such holder’s shares of Company Common Stock or OpCo Class A Common Units. Parent shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Certificates, Book-Entry Shares or Book-Entry Units for the Corporate Merger Consideration or LLC Merger Consideration. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation or the Surviving LLC shall be liable to any Person, including any holder of shares of Company Common Stock, OpCo Class A Common Units or Company Stock Awards, including for any Corporate Merger Consideration, LLC Merger Consideration, OpCo Unit Consideration, RSU Consideration and Restricted Stock Consideration

that is required to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any Corporate Merger Consideration or LLC Merger Consideration remaining unclaimed by holders of shares of Company Common Stock or OpCo Class A Common Units three (3) years after the Effective Time or LLC Merger Effective Time, as applicable, (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental body, agency, authority or entity) shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g) All Corporate Merger Consideration, LLC Merger Consideration, OpCo Unit Consideration, RSU Consideration and Restricted Stock Consideration issued or paid upon conversion of the shares of Company Common Stock, OpCo Class A Common Units or the Company Stock Awards, as applicable, in accordance with the terms of this Agreement, shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, OpCo Class A Common Units or Company Stock Awards, as the case may be.

(h) Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock will be issued upon the conversion of shares of Company Common Stock or OpCo Class A Common Units pursuant to Article III. In lieu of any such fractional shares, each holder of such Company Common Stock Certificates, Book-Entry Shares or Common Units who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 3.03(h), be entitled under Section 3.01(a), Section 3.02(a), Section 3.02(d) and Section 3.06(b) and (b) an amount equal to $162.4043. No holder of shares of Company Common Stock or Opco Class A Common Units shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 3.03(h) to any dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange. Notwithstanding anything to the contrary herein, the consideration to be issued under this Article III shall be aggregated on a per holder basis when calculating the amount of cash to be paid under this Article III in respect of fractional shares.

Section 3.04 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue in exchange for such lost, stolen or destroyed Certificate the Corporate Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, as of immediately prior to the Effective Time, as contemplated by this Article III.

Section 3.05 Withholding Rights.

(a) Each of Parent, Merger Sub Inc., Merger Sub LLC, the Surviving Corporation, the Surviving LLC, their respective Subsidiaries and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement, including consideration payable to any holder or former holder of Company Stock Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment pursuant to the Code or under any provision of Tax Law (and to the extent any deduction or withholding is required, such deduction and withholding may be taken in Parent Capital Stock). Except with respect to amounts identified as compensatory payments and any deduction or withholding required by reason of failure by a holder to provide an IRS Form W-9 in accordance with Section 3.05(a), Parent and the Merger Subs shall provide notice to the Company or OpCo, as applicable, of the expected amount of any such deduction or withholding at least five (5) Business Days in advance of the Closing Date and shall cooperate with the Company or OpCo, as applicable, to minimize or eliminate such deduction or withholding to the extent permitted by Law. To the extent that amounts are so deducted or withheld and timely and properly paid over to the appropriate Governmental Authority by Parent, the Merger Subs, the Surviving Corporation, the Surviving LLC, their respective Subsidiaries or the Exchange Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(b) The letter of transmittal shall require that each holder of an OpCo Class A Common Unit as of immediately prior to the LLC Merger Effective Time (other than the Cancelled Units and the Excluded Units) deliver an IRS Form W-9. The sole remedy in connection with a failure by a holder of an OpCo Class A Common Unit as of immediately prior to the LLC Merger Effective Time to deliver such IRS Form W-9 shall be for Parent to withhold payment in accordance with Section 3.05(a) with respect to the portion of the LLC Merger Consideration payable to the relevant former holder of OpCo Class A Common Units.

Section 3.06 Treatment of Company Stock Awards.

(a) Treatment of Company RSU Awards. Effective as of immediately prior to the Effective Time, automatically and without any action on the part of the holder thereof or the Acquired Companies, each Company RSU Award that remains outstanding and unvested as of immediately prior to the Effective Time shall be converted into a number of restricted stock units of Parent with respect to shares of Parent Common Stock (“Parent RSU Award”) (rounded down to the nearest whole share of Parent Common Stock), subject to the same terms and conditions as were applicable to such Company RSU Award immediately prior to the Effective Time, equal to (i) the Class A Exchange Ratio multiplied by (ii) the number of shares of Company Class A Common Stock subject to such Company RSU Award immediately prior to the Effective Time (the “RSU Consideration”). Following the Effective Time, each unvested Parent RSU Award issued in respect of a Company RSU Award converted pursuant to the terms of this Section 3.06(a) shall be treated in accordance with Section 3.06(a) of the Company Disclosure Letter.

(b) Treatment of Company Restricted Stock Awards. Notwithstanding anything herein to the contrary, effective as of immediately prior to the Effective Time, automatically and without any action on the part of the holders thereof or the Acquired Companies, each Company Restricted Stock Award (or portion thereof) that is outstanding and unvested as of immediately prior to the Effective Time shall be converted into an award of restricted shares of Parent Common Stock (“Parent Restricted Stock Award”) (rounded down to the nearest whole share of Parent Common Stock), subject to the same terms and conditions as were applicable to such Company Restricted Stock Award immediately prior to the Effective Time, equal to (i) the Class A Exchange Ratio multiplied by (ii) the number of shares of Company Class A Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time, and cash in lieu of fractional shares of Parent Common Stock, if any, in each case, in accordance with the procedures set forth in this Article III and without interest (the “Restricted Stock Consideration”). Notwithstanding anything herein to the contrary, outstanding and unvested Company Restricted Stock Awards that are held by non-employee directors of the Company Board shall become fully vested as of immediately prior to the Effective Time and shall be converted into the right to receive the Corporate Merger Consideration as provided in Section 3.01(a). Following the Effective Time, each unvested Parent Restricted Stock Award issued in respect of a Company Restricted Stock Award converted pursuant to the terms of this Section 3.06(b) shall be treated in accordance with Section 3.06(b) of the Company Disclosure Letter.

(c) Termination of Company Stock Plan. As of the Effective Time, no further Company Stock Awards, shares of Company Common Stock, OpCo Units, Profits Interest Award or other rights with respect to Company securities shall be granted or purchased, as applicable, pursuant to the Company Stock Plan and the Company Stock Plan shall be terminated. Prior to the Effective Time, the Company will pass resolutions, the form and substance of which shall be subject to reasonable review and comment by Parent, approving, and take other actions as may be reasonably necessary or required to effect the conversion of RSU Awards, Company Restricted Stock Awards and OpCo Class A Awards upon the Effective Time, and to give effect to this Section 3.06 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). For the avoidance of doubt, except as modified by this Agreement, each Parent OpCo Stock Award, Parent RSU Award and Parent Restricted Stock Award shall be subject to Parent’s employees policies and guidelines.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the Company Disclosure Letter or (ii) as disclosed in the Company SEC Documents (other than (a) disclosures in the “Risk Factors” section of any Company SEC Documents and (b) any disclosure of risks included in any “forward-looking statements” disclaimer in any such Company SEC Documents, to the extent such statements are predictive, non-specific, cautionary or forward-looking in nature) filed by the Company at least two (2) Business Days prior to the date hereof, the Company represents and warrants to Parent and the Merger Subs as follows:

Section 4.01 Organization.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all corporate power and authority required to carry on its business as currently conducted and to own, lease and operate its assets and properties, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The

Company is duly qualified to do business as a foreign corporation and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. A true and complete copy of each of the Company’s organizational documents in effect as of the date hereof is available in the Company SEC Documents. The Company is not in violation of its organizational documents in any material respect.

(b) Each of the Acquired Companies (other than the Company) (i) has been duly organized and is validly existing and, where such concept is recognized, in good standing under the Applicable Laws of the jurisdiction of its organization; (ii) is duly qualified to do business and, where such concept is recognized, is in good standing as a foreign entity in all jurisdictions in which the conduct of its business or the activities it is engaged makes such licensing or qualification necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (iii) has all corporate or partnership power and authority required to carry on its business as currently conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. A true and complete copy of the organizational documents of each of the material Acquired Companies has been made available to Parent prior to the date hereof. No Subsidiary of the Company is in violation of any of its organizational documents in any material respect.

Section 4.02 Authority.

(a) Each of the Company, OpCo and the Acquired Companies (solely to the extent such Acquired Company is party to an Ancillary Agreement and solely with respect to such Ancillary Agreement (the “Applicable Acquired Companies”)) have all requisite corporate, limited liability company or partnership, as applicable, power and authority to execute and deliver this Agreement and the Ancillary Agreements to which any such Applicable Acquired Company is or will be a party, to perform their obligations hereunder and thereunder and, subject to the receipt of the Required Company Stockholder Approval, to consummate the Transactions, including the Mergers. Assuming the accuracy of the representations and warranties set forth in Section 5.06, the execution, delivery and performance by the Company, OpCo and the Applicable Acquired Companies of this Agreement, the Ancillary Agreements and the Mergers, as applicable, have been duly and validly authorized by all necessary corporate or limited liability company, respectively, action (including on the part of the Company Board and the Manager), subject to the receipt of the Required Company Stockholder Approval, and no other corporate, limited liability company or partnership proceedings on the part of any of the Company, OpCo and the Applicable Acquired Companies is necessary to authorize the execution and delivery of this Agreement or the Ancillary Agreements hereto or for the Company, OpCo and the Applicable Acquired Companies to consummate the Transactions (other than, with respect to the Corporate Merger, the filing of the Certificate of Merger with the Delaware Secretary of State and with respect to the LLC Merger, the filing of the LLC Certificate of Merger with the Delaware Secretary of State). Assuming the due authorization, execution and delivery by Parent and the Merger Subs of this Agreement and the accuracy of the representations and warranties set forth in Section 5.06, this Agreement and each Ancillary Agreement has been duly and validly executed and delivered by the Company,

OpCo and the Applicable Acquired Companies party hereto and thereto and constitutes the legal, valid and binding obligation of the Company, OpCo and the Applicable Acquired Companies, enforceable against the Company, OpCo and the Applicable Acquired Companies in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(b) The Special Committee has unanimously (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to, advisable and in the best interests of, the Company and its stockholders (including the Non-Unitholder Stockholders), and (ii) made the Special Committee Recommendation.

(c) The Company Board, upon the Special Committee Recommendation, has, by a unanimous vote of the directors present and voting, (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to, advisable and in the best interests of the Company and its stockholders (including the Non-Unitholder Stockholders), (ii) approved the execution, delivery and performance of this Agreement and the Transactions, (iii) directed that this Agreement be submitted to the stockholders of the Company for their adoption and (iv) subject to Section 6.02, made the Company Board Recommendation. Prior to the execution of the Voting Agreements, the Company Board (acting upon the unanimous recommendation of the Special Committee to take such action) approved the Voting Agreements and the transactions contemplated thereby.

Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company, OpCo and the Applicable Acquired Companies of this Agreement and the Ancillary Agreements and the consummation by the Company, OpCo and the Applicable Acquired Companies of the Transactions require no Governmental Permits other than (i) the filing of the Certificate of Merger and the LLC Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any other applicable U.S. or foreign competition, antitrust, merger control or foreign investment Laws (together with the HSR Act, “Antitrust Laws”), (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (iv) compliance with and filings or notifications listed in Section 4.03 of the Company Disclosure Letter, (v) such other items required solely by reason of the participation of Parent and the Merger Subs in the Transactions, (vi) compliance with any applicable rules of NYSE, and (vii) such other consents, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.04 Non-Contravention. Except as set forth on Section 4.04 of the Company Disclosure Letter, or any Client Consent in connection with the Transactions, and assuming the accuracy of the representations and warranties set forth in Section 5.06, the execution, delivery and performance by the Company, OpCo and the Applicable Acquired Companies of this Agreement and the Ancillary Agreements and the consummation by the Company, OpCo and the Applicable Acquired Companies of the Transactions does not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws (or comparable organizational documents) of the Company, OpCo, the Applicable Acquired Companies, or any Fund or Portfolio Investment thereof or any of their respective Affiliates (ii) assuming that the Governmental Permits referred to in Section 4.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, and subject to obtaining the Required Company Stockholder Approval, contravene, conflict with or result in a violation or breach of any Applicable Law, (iii) assuming that the Governmental Permits referred to in Section 4.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such Governmental Permit has been satisfied or waived, and subject to obtaining the Required Company Stockholder Approval, violate, require any consent or filing by any Person under, constitute a default, or constitute an event that, with or without notice or lapse of time or both, would constitute a default, under, trigger liability under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which any of the Acquired Companies or any Fund or Portfolio Investment thereof (as applicable) is entitled under any Contract to which any Acquired Company or any Fund or Portfolio Investment thereof (as applicable) is bound, (iv) give rise to any right of first refusal, preemptive right, tag-along right, transfer right or other similar right of any other party to a Contract to which any Acquired Company is bound or (v) result in the creation of any Lien (other than Permitted Liens) on any properties or assets of the Acquired Companies or any Fund or Portfolio Investment thereof, except in the case of clauses (ii)-(v) above, any such violation, breach, default, right, termination, amendment, acceleration, cancellation, or loss that would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a Fund Material Adverse Effect with respect to the applicable Fund.

Section 4.05 Capitalization; Subsidiaries.

(a) As of the close of business on February 21, 2025 (the “Capitalization Date”), the authorized capital stock of the Company consists of: (i) 500,000,000 shares of Company Class A Common Stock, of which 44,707,839 shares are issued and outstanding (inclusive of 9,360,336 shares of Company Class A Common Stock subject to Company Restricted Stock Awards), (ii) 231,857,899 shares of Company Class B Common Stock, of which 79,142,364 shares are issued and outstanding and (iii) 20,000,000 shares of Company Preferred Stock, of which 0 shares are issued and outstanding.

(b) As of the close of business on the Capitalization Date, there are (i) 141,130,360 OpCo Class A Common Units issued and outstanding (of which 44,707,839 are Excluded Units) and (ii) 97,463,981 OpCo Class B Common Units issued and outstanding.

(c) As of the Capitalization Date, the Company has outstanding Company RSU Awards covering an aggregate of 140,110 shares of Company Class A Common Stock. As of the Capitalization Date, the Company has reserved 5,713,196 shares of Company Class A Common Stock under the Company Stock Plan for issuance on vesting or other conversion to Company Class A Common Stock of Company Stock Awards under the Company Stock Plan. All issued and outstanding share capital or share of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is held, directly or indirectly, by the Company and all outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to the OpCo LLCA and the Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and non-assessable. Except as otherwise set forth in Section 4.05(c) of the Company Disclosure Letter, the outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to the OpCo LLCA and the Company Stock Plan are free of preemptive rights, and there are no subscription rights, options, warrants, anti-dilutive rights, rights of first refusal or similar rights, calls, contracts or other commitments that obligate the Company or any Subsidiary of the Company to issue (other than to the Company or any Subsidiary of the Company) any share capital or shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights (to Persons other than the Company or any Subsidiary of the Company) with respect to any securities of any Subsidiary of the Company. Section 4.05(c) of the Company Disclosure Letter contains, as of the Capitalization Date, a complete and correct list of each outstanding Company Stock Award and Profit Interest Award, including, as applicable, (i) the holder, (ii) date of grant, (iii) the applicable vesting schedule, the number of shares of Company Common Stock subject to such Company Stock Award as of the date of this Agreement, and (iv) the distribution hurdle and threshold, if applicable.

(d) Except as provided in Section 4.05(a) and for changes since the Capitalization Date resulting from the vesting or other conversion or exchange of OpCo Class A Common Units into or for shares of Company Class A Common Stock (in accordance with the OpCo LLCA) or Company Stock Awards (in accordance with the terms of the Company Stock Plan and award agreements thereunder), as of the date hereof there are no (i) authorized, issued or outstanding Equity Instruments, (ii) other obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company and (iii) other obligations by the Company to make any payments based on the price of value of the Company Common Stock or OpCo Units.

(e) Section 4.05(e) of the Company Disclosure Letter sets forth, as of the date hereof: (i) the name of each Acquired Company (other than the Company) together with the type of entity and jurisdiction of formation or organization, as applicable, of each such Acquired Company, (ii) a true, correct and complete list of the authorized, issued and outstanding Equity Instruments (by class or series, if applicable) of each NCI Entity, together with the record owners thereof, (iii) a true, correct and complete list of the authorized, issued and outstanding Equity Instruments (by class or series, if applicable) of each Acquired Company (other than the Company, OpCo or any NCI Entity), together with the record owners thereof, (iv) if applicable, the amount of the capital commitment or similar obligation of each such owner to such Acquired Company, including the portion thereof that has been contributed or funded through December 31, 2024, and (v) the U.S. federal income tax classification of each Acquired Company (other than the Company) that is a U.S. entity.

(f) All outstanding Equity Instruments of the Acquired Companies are validly issued, fully paid (to the extent required under the applicable governing documents) and non- assessable (subject to Applicable Law). Other than with respect to OpCo or as provided in Section 4.05(e), all outstanding Equity Instruments of the Subsidiaries of the Company are owned, directly or indirectly, by OpCo, and such Equity Instruments are free and clear of any Liens (other than Permitted Liens). Except as set forth on Section 4.05(f)(i) of the Company Disclosure Letter or as provided in Section 4.05(a), or other than pursuant to this Agreement or the issuance of shares of Company Class A Common Stock in exchange for OpCo Class A Common Units in accordance with the OpCo LLCA, no Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or other agreements calling for it to issue, deliver or sell, or cause to be issued, delivered or sold any of its Equity Instruments or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or other similar agreements (except, in each case, to or with the Company or any of its Subsidiaries). Except as set forth on Section 4.05(f)(ii) of the Company Disclosure Letter or other than pursuant to this Agreement or the issuance of shares of Company Class A Common Stock in exchange for OpCo Class A Common Units in accordance with the OpCo LLCA or as provided in Section 4.05(e), there are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any of its capital stock or other Equity Instruments.

Section 4.06 Vote Required. The Required Company Stockholder Approval is the only vote of the holders of the Company Capital Stock prior to the Effective Time, or any holder of any other security of the Company or OpCo, necessary to adopt this Agreement and approve the consummation of the Mergers and the other Transactions. An affirmative vote by the Specified Stockholders at the Company Stockholder Meeting will satisfy the Required Company Stockholder Approval, which will be sufficient to approve this Agreement and the Transactions, including the Mergers, in accordance with the DGCL and DLLCA and the Company’s and OpCo’s organizational documents.

Section 4.07 Holding Company. The Company is a holding company and does not have any material liabilities (other than liabilities arising under the A&R TRA), own any material assets (other than cash and cash equivalents and the Equity Instruments of its Subsidiaries) or engage in any operations or business (other than the ownership of capital stock of its Subsidiaries and all activities incidental thereto) other than as required for compliance with this Agreement, the A&R TRA and other than non-material activities, liabilities or assets that are incidental to holding such Equity Instruments.

Section 4.08 Company SEC Documents; Company Financial Statements; Disclosure Controls.

(a) Since the Look-Back Date, the Company has timely filed with or furnished to (as applicable) the SEC all reports, schedules, forms, statements, prospectuses and other documents required to be filed or furnished prior to the date hereof by it with the SEC (such forms, documents and reports as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of its respective filing date, or, if amended, as of the date of the last such amendment, each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder applicable to such Company SEC Document, and none of the Company SEC Documents at the time it was filed (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made not misleading (or, in the case of a Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein not misleading). As of the date of this Agreement, there are no outstanding comments from the SEC with respect to the Company SEC Documents. The consolidated financial statements (including all related notes or schedules) of the Company included or incorporated by reference in the Company SEC Documents (collectively, the “Company Financial Statements”), as of their respective dates of filing with the SEC, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP consistently applied (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (x) as may be indicated therein or in the notes thereto or (y) as permitted by Regulation S-X of the SEC) and (iii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in equity of the Company and its consolidated Subsidiaries as of the dates and for the periods referred to therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, and to the absence of notes and to any other adjustments described therein, including in any notes thereto). Since the latest Company Financial Statements, there have been no material changes in the accounting policies of the Company or any of its Subsidiaries (including any change in depreciation or amortization policies or rates, or policies with respect to reserves for uncollectable accounts receivable or excess or obsolete inventory) that would be required to be disclosed in the Company’s financial statements in accordance with GAAP consistently applied and no revaluation of the Company’s or any of its Subsidiaries’ assets.

(b) The Company maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rules 13a-15 and 15d-15 of the Exchange Act) as required by Rules 13a-15 and 15d-15 promulgated under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act to allow timely decisions regarding required disclosure.

(c) The Company is a “controlled company” as defined in Rule 303A of the NYSE Listed Company Manual.

(d) The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act that are applicable to the Company. With respect to each Company SEC Document, each of the principal executive officer and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Section 302 or 906 of the Sarbanes-Oxley Act with respect to such Company SEC Documents. The Company’s management, with the participation of the Company’s principal executive and financial officers, has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2023, and such assessment concluded that such internal controls were effective using the framework specified in the Company’s Annual Report on Form 10-K. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(e) The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP consistently applied. The Company maintains books and records that fairly reflect, in all material respects, the assets and liabilities of the Acquired Companies and the Company maintains a proper and effective system of accounting controls designed to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements are prevented and timely detected. Since the Look-Back Date, neither the Company nor the Company’s auditors and the audit committee of the Company Board has identified or been made aware of (i) any significant deficiencies and material weaknesses in the system of internal controls over financial reporting that has not been subsequently remediated and (ii) any fraud which involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(f) Since the Look-Back Date, neither the Acquired Companies nor to the Knowledge of the Company, any director or officer of the Company or its Subsidiaries, has received any material complaint, allegation, assertion or claim, whether written or oral, that (i) any Acquired Company has engaged in illegal or fraudulent accounting practices, (ii) there are any significant deficiencies or material weaknesses in the design or operation of the internal controls of the Acquired Companies which have materially and adversely affected the ability of the Acquired Companies (taken as a whole) to record, process, summarize and report financial data or (iii) there is any fraud, whether or not material, involving management or other employees who has a significant role in the Company’s internal control over financial reporting that was reported to the Company Board or management of the Company.

(g) Neither the Company nor any of the other Acquired Companies is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among any Acquired Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

(h) The minute books of the Company are accurate and complete in all material respects, except for minutes which are in draft form and are being finalized in accordance with the Company’s customary practice, and contain records of all corporate action taken by the Company’s shareholders, the Company Board and committees of the Company Board, respectively, since the Look-Back Date and no material corporate action has been taken since such date for which minutes have not been prepared and are not contained in such minute books, other than as may be set forth in minutes which are in draft form and are being finalized in accordance with the Company’s customary practice. A true, correct and complete copy of such minute books have been made available to Parent, other than those records which involve documents or information relating to the evaluation or negotiation of this Agreement or the Transactions or any similar transaction.

(i) The Company has made available to Parent prior to the date hereof true, complete and correct copies of the following financial statements of BIGRM, together with the exhibits, schedules and notes thereto (collectively, the “BIGRM Financial Statements”): (i) the annual statutory financial statements as of and for the years ended December 31, 2022 and December 31, 2023; and (ii) the unaudited quarterly statutory financial statements for the quarterly period ended September 30, 2024. Subject to the notes thereto, the BIGRM Financial Statements (A) were prepared in accordance with GAAP consistently applied during the periods involved; and (B) present fairly, in all material respects, the statutory financial position and the statutory results of operations, capital and surplus of BIGRM, as of the respective dates and for the respective periods referred to in the BIGRM Financial Statements.

Section 4.09 Absence of Certain Changes. From and after the Company Balance Sheet Date, except as otherwise contemplated or permitted by this Agreement, a Company Material Adverse Effect has not occurred (and, solely for purposes of Section 7.02(a)(iii), with respect to clause (ii) of the definition of “Company Material Adverse Effect”, is continuing). Between the Company Balance Sheet Date and the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, (i) the business of the Acquired Companies has been conducted, in all material respects, in the ordinary course of business and (ii) no Acquired Company has taken or agreed, committed or arranged to take any action that, if taken after the date of this Agreement, would constitute of breach of Section 6.01(a) had the restrictions thereunder been in effect since the Company Balance Sheet Date.

Section 4.10 No Undisclosed Liabilities. There is no liability, debt or obligation of or claim against an Acquired Company of a type required to be reflected or reserved for on a consolidated balance sheet (or the notes thereto) prepared in accordance with GAAP, except for liabilities and obligations (a) reflected, disclosed and adequately reserved for on the Company Balance Sheet (or the notes thereto), (b) that have arisen since the Company Balance Sheet Date in the ordinary course of the operation of businesses of the Acquired Companies, none of which is a liability for breach of contract, breach of warranty, tort, infringement, violation of Law or that relates to any cause of action, claim or lawsuit, (c) that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (d) incurred in connection with this Agreement or the Transactions or (e) disclosed in Section 4.10 of the Company Disclosure Letter.

Section 4.11 Company Material Contracts.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each Contract to which any Acquired Company (or, with respect to any Contract described in clauses (ii) through (viii), (x) or (xv) below, any Fund) is a party, and which falls within any of the following categories:

(i) any limited liability company agreement, partnership agreement, articles of incorporation, bylaws or equivalent governing documentation of any material Acquired Company (including all such documents of any non-wholly-owned Acquired Company), other than any Fund Documentation;

(ii) any Investment Advisory Contract;

(iii) any Fund Documentation (including, for the avoidance of doubt, any Side Letter, but excluding any Marketing Literature);

(iv) (a) any Contract in which a broker, finder or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission with respect to any Investment Advisory Contract, or (b) any Placement Agent Agreements that would reasonably be expected to require an Acquired Company to make future payments in excess of $750,000 in the aggregate or $150,000 annually;

(v) any Contract relating to the payment of any board, transition, monitoring or similar fees with respect to a Company Fund that would result in a management fee offset with respect to such Company Fund;

(vi) other than any Fund Documentation (excluding for purposes of this clause (vi), Side Letters) and Investment Advisory Contracts, any Contract that caps fees, shares fees with a third party, off-sets fees or waives fees with respect to any management fees or Carried Interest payable or allocable to any Acquired Company or Fund;

(vii) any Contract that restricts or purports to limit (A) the manner in which, or the localities in which, the business of the Acquired Companies may be conducted or (B) the ability of the Acquired Companies to acquire any Person, operate or compete in any market, geographical area or with any Person or provide any type of service, use or develop any type of product or solicit, hire, engage, retain or employ any other Person’s current or former customers or employees, including any non-competition, non-solicitation, “no hire,” or exclusive dealing agreement or arrangement, and any similar agreement which restricts any Acquired Company from soliciting, hiring, engaging, retaining or employing any other Person’s current or former employees;

(viii) other than any Fund Documentation or Investment Advisory Contract, any joint venture or partnership agreement that is material to the operation of the Acquired Companies, taken as a whole;

(ix) any Contract (other than any Fund Documentation and Investment Advisory Contracts) that involves annual future expenditures or annual receipts by an Acquired Company of more than $500,000;

(x) except with respect to indebtedness between or among the Company and its wholly-owned Subsidiaries, (x) any Contract relating to (A) indebtedness of an Acquired Company for borrowed money or evidenced by promissory notes or debt securities (including any commitments, whether drawn or undrawn, in respect of each of the foregoing) (each, a “Company Material Debt Contract”), (B) any financial guaranty of payment or performance (including any non-recourse carveout guaranty, completion guaranty, carry guaranty or environmental indemnity) provided by an Acquired Company or Fund or Portfolio Investment thereof in connection with any commercial real estate financing (any such guaranty, a “Real Estate Loan Guaranty”) (which Real Estate Loan Guaranties are listed in the Company Disclosure Letter by reference to the relevant guarantor next to the name of the guarantied Company Material Debt Contract, but for which the full Contract name may not be listed), (C) any other financial guaranty or guaranty of payment or performance provided by an Acquired Company or Fund or Portfolio Investment thereof, or (D) any indebtedness of a Fund or Portfolio Investment thereof for borrowed money or evidenced by promissory notes or debt securities (including any commitments, whether drawn or undrawn, in respect of each of the foregoing), in each case of clauses (A) and (C) in excess of $500,000 individually and (y) any Company Material Debt Contract that includes any change of control or similar provision that could result in a default, event of default or mandatory prepayment event or could give rights (including termination rights) to the other party or parties thereto in connection with the consummation of the transactions contemplated by this Agreement (such Contracts under this clause (y), collectively, “Subject Indebtedness”);

(xi) any Contract relating to an acquisition, divestiture, merger or similar transaction (A) entered into since the Look-Back Date that provides for aggregate consideration under such Contract in excess of $1,000,000 or (B) that has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations of an Acquired Company;

(xii) any material lease, sublease or other Contract with respect to the Leased Real Property;

(xiii) any Contract other than those exclusively among the Company and its Subsidiaries, exclusively among a Fund and its Subsidiaries, ordinary course compensation arrangements (including related to carried interest awards) between or among any Acquired Company or any Fund, on the one hand, and any directors, executive officers (as such term is defined in the Exchange Act) or any director, officer or employee of any Acquired Company, any Fund, any Portfolio Investment or any beneficial owner of five percent (5%) or more of the outstanding shares of any class of Company Capital Stock, or any Affiliate of the foregoing, on the other hand;

(xiv) any Contract (which for the avoidance of doubt, does not include any Fund Documentation) that by its terms limits the payment of dividends or other distributions to stockholders by the Company or any Subsidiary of the Company, prohibits the pledging of the capital stock of the Company or any Subsidiary of the Company or prohibits the issuance of any guarantee by the Company or any Subsidiary of the Company;

(xv) any Contract that contains a “clawback” or similar undertaking by an Acquired Company or Fund requiring the reimbursement or refund of any fees or other amounts;

(xvi) any Contract that is any currency, interest rate or other hedge, swap or other derivative Contract;

(xvii) any Contract under which an Acquired Company is obligated, directly or indirectly, to make any capital contribution, co-investment, provision of seed capital or other investment in any Person, or invest in any investment product, other than any Fund Documentation;

(xviii) (A) any material Contract or license to which any Acquired Company is a party with respect to any Intellectual Property Rights, including any in-bound licenses, out-bound licenses and cross-licenses and, to the extent not included in the foregoing clause (A), (B) any material Contract pursuant to which (i) an Acquired Company licenses, acquires or is otherwise permitted to use the Intellectual Property Rights of any third party or (ii) pursuant to which a third party licenses or is otherwise permitted to use any Company IP, but in each of (A) and (B), excluding (1) non-disclosure agreements entered into in the ordinary course of business that do not include licenses to Intellectual Property Rights; (2) non-exclusive inbound licenses for Off-the-Shelf Software, (3) employee invention assignment agreements entered into in the ordinary course of business on the Acquired Companies’ standard form, and (4) any non-exclusive license entered into in the ordinary course of business that is merely incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license;

(xix) any contract with any temporary employment agency, leasing agency, labor contractor or professional employer organization;

(xx) any contract for the employment of any individual on a full time basis providing for annual base salary in excess of $225,000 per annum and that cannot be terminated without penalty or liability to any Acquired Company or Fund; or

(xxi) any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act).

Each Contract of the type described in this Section 4.11(a), other than this Agreement, is referred to herein as a “Company Material Contract.” True, correct and complete copies of each Company Material Contract (including any amendments thereto), as of the date of this Agreement, have been made available by the Company to Parent.

(b) As of the date of this Agreement, except as set forth on Section 4.11(b) of the Company Disclosure Letter, (i) each Company Material Contract is a valid, binding and enforceable obligation of the Bridge Entity party thereto and, to the Knowledge of the Company, of the other party or parties thereto, in accordance with its terms, subject to the Enforceability Exceptions; (ii) each Company Material Contract is in full force and effect, except to the extent any Company Material Contract expires or terminates in accordance with its terms; (iii) to the Knowledge of the Company, none of the Acquired Companies nor any Fund has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a violation or default on the part of the Bridge Entities under any Company Material Contract, except where such violation or default would not reasonably be expected to have a Company Material Adverse Effect; (iv) to the Knowledge of the Company, there are no events or conditions that constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Company Material Contract, except where such default would not reasonably be expected to have a Company Material Adverse Effect; and (v) each Acquired Company and each Fund has in all material respects performed all obligations required to be performed by it under each Company Material Contract and is not in breach of or default under such Company Material Contract, except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect.

(c) As of the date of this Agreement, except as set forth on Section 4.11(c) of the Company Disclosure Letter, (i) no Acquired Company nor any Fund has paid or been obligated to pay any amount, or performed or been obligated to perform any other affirmative obligation (except for compliance with ongoing financial reporting obligations), under any Real Estate Loan Guaranty, (ii) no call or demand for the payment of any amounts or performance of any affirmative obligation has been made on an Acquired Company or any Fund under any Real Estate Loan Guaranty, and (iii) to the Knowledge of the Company, there are no events or conditions that would reasonably be expected to result in the payment by an Acquired Company or any Fund of, or an obligation on the part of an Acquired Company or any Fund to pay, any amount, or the performance by an Acquired Company or any Fund of, or an obligation on the part of an Acquired Company or any Fund to perform, any other affirmative obligation (except for compliance with ongoing financial reporting obligations), in each case under any of the Real Estate Loan Guaranties.

Section 4.12 Compliance with Applicable Laws; Company Licenses; Data Privacy & Security.

(a) Assuming the accuracy of the representations and warranties set forth in Section 5.06, except with respect to matters set forth on Section 4.12(a) of the Company Disclosure Letter, the Acquired Companies and the Funds are, as of the date of this Agreement, and have been since the Look-Back Date, in compliance with all Applicable Laws, except where the failure to be in compliance with such Laws would not reasonably be expected to be material to the Acquired Companies, taken as a whole or the applicable Fund. The Acquired Companies and the Funds have not since the Look-Back Date received from any Governmental Authority any written, or to the Knowledge of the Company, oral notice of any noncompliance with any such Laws, except for any such noncompliance that would not, reasonably be expected to be material to the Acquired Companies, taken as a whole or the applicable Fund. Except with respect to matters set forth on Section 4.12(a) of the Company Disclosure Letter, since the Look-Back Date, none of the Acquired

Companies and Funds or, to the extent related to the business of the Acquired Companies or any Fund, or to the Knowledge of the Company, any of their respective officers, managers, directors, members, partners or employees (excluding, for the avoidance of doubt, limited partners, non-managing members or similar participants in any Fund) have been the subject of any investigations or disciplinary Proceedings or Governmental Orders arising under Applicable Law, including under applicable securities Laws, or, to the Knowledge of the Company, engaged in conduct that would, or would reasonably be expected to, (x) give rise to an affirmative answer to any of the questions in Item 11, Part 1 or Item 9, Part 2A of the Form ADV of any Investment Adviser Subsidiary or (y) lead to a disqualification pursuant to Section 203(e) or 203(f) of the Advisers Act (or its equivalent under any Applicable Law) to serve as an investment adviser or as an associated Person of a registered investment adviser.

(b) Except as set forth on Section 4.12(b) of the Company Disclosure Letter, the Acquired Companies and Funds hold all Governmental Permits, including franchises and ordinances issued or granted to the Acquired Companies by a Governmental Authority (the “Company Licenses”) that are required for the Acquired Companies and Funds (as applicable) to conduct their business and operations, as presently conducted, except where the failure to hold Company Licenses would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a Fund Material Adverse Effect with respect to the applicable Fund.

(c) Each Company License is valid and in full force and effect and has not, since the Look-Back Date, been suspended, revoked, cancelled or adversely modified, except where the failure thereof to be in full force and effect, or the suspension, revocation, cancellation or modification thereof, would not reasonably be expected to have a Company Material Adverse Effect. There are no Proceedings pending or threatened in writing that would reasonably be expected to result in the revocation or termination of any Company License, and since the Look-Back Date, there has not been any event, condition or circumstance that would preclude any Company License from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms), except for where any such revocation or termination of a Company License or the failure to be renewed would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) Except as set forth on Section 4.12(d) of the Company Disclosure Letter, in connection with their collection, storage, transfer and/or use of any Personal Information, since the Look-Back Date, the Acquired Companies have complied with applicable requirements under Applicable Laws relating to the collection, use, transfer, disclosure and other processing of Personal Information, privacy policies publicly published by the Acquired Companies, and the requirements of any Contract to which an Acquired Company is a party to the extent relating to the processing of Personal Information (collectively, “Data Privacy and Security Requirements”), except where the failure to be in compliance with such Data Privacy and Security Requirements would not reasonably be expected to have a Company Material Adverse Effect. The Acquired Companies have commercially reasonable physical, technical, organizational and administrative security measures and policies in place designed to protect all Sensitive Information they collect from and against unauthorized access, use and/or disclosure. None of the Acquired Companies have received written communication from any Governmental Authority that alleges that such Acquired Company is not in compliance with any Data Privacy and Security Requirement, except as would not reasonably be expected to have a Company Material Adverse Effect. There have been no instances of unauthorized use of or access to Sensitive Information except for such instances that would not reasonably be expected to have a Company Material Adverse Effect.

(e) No Acquired Company, nor any of their respective directors, managers, officers, or employees or, to the Knowledge of the Company, any agent or representative thereof (acting in such capacity), has in the past five (5) years offered, paid, promised to pay, or authorized the payment of any money or any other thing of value to any Person (i) with the intention of inducing improper conduct on the part of the recipient in violation of Anti-Corruption Laws, (ii) acceptance of which would violate Anti-Corruption Laws, or (iii) to secure an undue or improper advantage for any Acquired Company in violation of any Anti-Corruption Law.

(f) No Acquired Company, nor any of their respective directors, managers, officers, or employees or, to the Knowledge of the Company, any agent or representative thereof, since April 24, 2019, (i) has been or is a Sanctioned Person, (ii) has (acting for or on behalf of any Acquired Company) transacted business with or for the benefit of a Sanctioned Person in violation of applicable Sanctions or otherwise violated applicable Sanctions, or (iii) has violated any applicable Ex-Im Law.

(g) Each Acquired Company has, in the last five (5) years, (i) maintained or been subject to an anti-money laundering compliance program that meets the requirements of any applicable Anti-Money Laundering Laws, and (ii) has not otherwise violated any applicable Anti-Money Laundering Law.

(h) Except with respect to matters set forth on Section 4.12(h) of the Company Disclosure Letter, to the Knowledge of the Company, no Acquired Company has been, in the last five (5) years, the subject of any voluntary disclosure, investigation, prosecution or enforcement action by any Governmental Authority related to any actual or alleged violations of Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions, Ex-Im Laws or other Laws, or relevant policies, procedures, and internal controls related to the foregoing. Any material correspondence relating to any investigation, examination or inquiry by any Governmental Authority provided to or by any Acquired Company or any Fund since the Look-Back Date, are listed in Section 4.12(h) of the Company Disclosure Letter. True and correct copies of all such material correspondence have been delivered to Parent, together with all written responses thereto.

Section 4.13 Litigation. Except as set forth on Section 4.13 of the Company Disclosure Letter, as of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened Proceedings at Law or in equity or, to the Knowledge of the Company, investigations before or by any Governmental Authority against an Acquired Company that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Fund Material Adverse Effect with respect to the applicable Fund. There is no unsatisfied Governmental Order or any open injunction binding upon an Acquired Company which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14 Real Property.

(a) Section 4.14(a)(i) of the Company Disclosure Letter contains a true, complete and correct list, as of the date of this Agreement, of all of the Owned Real Property. An Acquired Company has good and valid title to the Owned Real Property, free and clear of all Liens other than any Permitted Liens. Except as set forth on Section 4.14(a)(ii) of the Company Disclosure Letter, no Acquired Company has leased, subleased, licensed or otherwise granted any Person (other than a lease, license or grant to another Acquired Company or to a Subsidiary of an Acquired Company) the right to use or occupy any of the Owned Real Property.

(b) Section 4.14(b)(i) of the Company Disclosure Letter contains a true, complete and correct list, as of the date of this Agreement, of all Leased Real Property and the Real Property Leases with respect thereto. The Company has made available to Parent a true, correct and complete copy of each Real Property Lease. Except as set forth on Section 4.14(b)(ii) of the Company Disclosure Letter or except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Real Property Leases are in full force and effect and an Acquired Company has a valid and enforceable leasehold estate in all Leased Real Property, subject to the Enforceability Exceptions, and free and clear of all Liens other than any Permitted Liens, (ii) there does not exist any default under any of the Real Property Leases by the Acquired Company party thereto or, to the Knowledge of the Company, by any other party thereto and no event has occurred or circumstance exists that, with notice or lapse of time, or both, would constitute a default under any of the Real Property Leases by the Acquired Company party thereto or, to the Knowledge of the Company, by any other party thereto, and (iii) no Acquired Company has subleased, licensed or otherwise granted any Person (other than a sublease, license or grant to another Acquired Company in accordance with the applicable Real Property Lease) the right to use or occupy any of the Leased Real Property. The Leased Real Property constitutes all real property used in the business of the Acquired Companies as currently conducted (excluding, for the avoidance of doubt, asset-level properties owned or used by the Funds).

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a correct and complete list of all Registered IP and all material unregistered Trademarks included in the Company IP, listing as applicable, (A) the name of the applicant or registrant and current owner, (B) the date of application or issuance, (C) the jurisdiction where the application or registration is located, (D) the application or registration number, and (E) with respect to domain names included in Registered IP, Section 4.15(a) of the Company Disclosure Letter sets forth a list of registered domain names owned by the Acquired Companies. The Acquired Companies exclusively own all right, title and interest to and in the Company IP free and clear of any Liens (other than Permitted Liens) and have the right to use all other Intellectual Property Rights used in the conduct the business of the Acquired Companies as currently conducted and as conducted since the Look-Back Date to the date of this Agreement, except where the failure to so own or have the right to use the applicable Intellectual Property Right would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of the Registered IP is subject to any pending challenge received by any Acquired Company relating to the invalidity or unenforceability of such Registered IP (excluding ordinary course office actions at the U.S. Patent & Trademark Office or similar Governmental Authorities).

(b) To the Knowledge of the Company, no Acquired Company infringes or misappropriates, and the conduct of the business of the Acquired Companies does not infringe or misappropriate, any Intellectual Property Right of any other Person. No Proceeding is pending or, since the Look-Back Date to the date of this Agreement and to the Knowledge of the Company, has been threatened against any Acquired Company alleging any infringement or misappropriation by such Acquired Company of any Intellectual Property Rights of another Person, except for any infringement, misappropriation or Proceeding that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no Person is infringing or misappropriating any Company IP.

(c) The Acquired Companies have taken reasonable measures to protect, safeguard and maintain each item of material Company IP, including taking commercially reasonable security measures to protect the confidentiality of any trade secrets and other material confidential information included in the Company IP or otherwise used or held for use in the conduct of the business of the Acquired Companies. The Acquired Companies require employees, contractors, and third parties with access to trade secrets or other material confidential or proprietary information included in the Company IP or used or held for use in the conduct of the business of the Acquired Companies to enter into an enforceable written standard form confidentiality and nondisclosure agreement with the applicable Acquired Company and, to the Knowledge of the Company, no Person is in violation or breach of any such confidentiality and nondisclosure agreements.

(d) Each Acquired Company is in material compliance with their obligations under all licenses for Open Source Software, as applicable. No Open Source Software has been used or distributed by or on behalf of the Acquired Companies in such a manner as would require any of the Acquired Companies to (i) license, distribute, or make available any source code for any proprietary software owned by the Acquired Companies, or to permit any other Person to perform such actions, (ii) permit any Company IP to be licensed under terms permitting reverse engineering or (iii) be restricted or limited from charging for distribution of the Acquired Companies’ products or services, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) The Company IT Assets are sufficient for the needs of the Company business as currently conducted and as conducted since the Look-Back Date. The Acquired Companies have taken commercially reasonable steps designed to prevent the introduction of bugs, disabling codes, spyware, trojan horses, worms and other malicious code into the Company IT Assets. To the Knowledge of the Company, the Company IT Assets do not contain any such bugs, disabling codes, spyware, trojan horses, worms and other malicious code and since the Look-Back Date to the date of this Agreement, have not suffered any material outage or other failure. Since the Look-Back Date to the date of this Agreement, there have not been any unauthorized intrusions or breaches of security with respect to the Company IT Assets or losses or impairment of data contained therein or related software installed thereon except for any intrusions, breaches, losses or impairments which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Acquired Companies have implemented commercially reasonable backup and disaster recovery technology processes.

Section 4.16 Insurance Coverage. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect or a Fund Material Adverse Effect with respect to the applicable Fund: (a) the Acquired Companies and each Fund own or hold policies of insurance with financially sound and reputable insurers, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries or the applicable Fund (as applicable), (b) all insurance policies maintained by the Acquired Companies and the Funds are in full force and effect and all premiums due and payable thereon have been paid in full in accordance with the respective terms of such policies, (c) no insurance claim has been disputed or denied by the applicable insurer, no Acquired Company nor any Fund is in breach or default of any of its insurance policies, and no Acquired Company nor any Fund has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or material and adverse modification of any of such policies and (d) other than in connection with ordinary course renewals, no Acquired Company nor any Fund has received any written notice of termination, cancellation, or non-renewal with respect to any such policy. To the Knowledge of the Company, the Acquired Companies nor any Fund has any reason to believe that they will not be able to (i) renew their existing insurance coverage as and when such policies expire or (ii) obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct their business as now conducted.

Section 4.17 Tax Matters.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect:

(i) all Tax Returns required to be filed by or with respect to an Acquired Company have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, correct and complete in all respects;

(ii) all Taxes payable by or with respect to each Acquired Company (whether or not shown to be due and payable on any such Tax Return) have been fully and timely paid to the appropriate Governmental Authority;

(iii) all material withholding Tax requirements imposed on or with respect to an Acquired Company been satisfied in full;

(iv) no agreements, consents, extensions or waivers of statutes of limitations (or extensions of time to file) have been entered into, given or requested with respect to any Taxes or Tax Returns of any Acquired Company (other than extension of time to file Tax Returns obtained in the ordinary course of business);

(v) no deficiency for any amount of Taxes has been asserted in writing or assessed by any Governmental Authority against any Acquired Company, except for deficiencies that have been satisfied by payment, settled, withdrawn or otherwise resolved;

(vi) as of the date hereof, there are no audits or examinations by any Governmental Authority ongoing or pending with respect to any Taxes of any Acquired Company;

(vii) no Acquired Company has been informed in writing by any jurisdiction in which it currently does not file Tax Returns that such jurisdiction believes that such Acquired Company or any of its Subsidiaries was required to file any Tax Return in such jurisdiction;

(viii) no Acquired Company (A) is a party to any Tax-allocation, Tax-sharing, Tax-indemnity or similar agreement (not including, for the avoidance of doubt (i) an agreement or arrangement solely between or among the Acquired Companies, (ii) any customary commercial Contract not primarily related to Taxes and entered into in the ordinary course of business or (iii) the A&R TRA, the OpCo LLCA (in respect of a potential “imputed underpayment” within the meaning of Code Section 6225) or any other customary partnership indemnification provisions in any partnership or limited liability company agreement of any Acquired Company) or (B) has requested or is subject to any IRS private letter ruling or closing agreement (within the meaning of Section 7121 of the Code) or any comparable ruling from or agreement with any other Governmental Authority;

(ix) no Acquired Company (A) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company) or (B) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), as a transferee or successor or by contract, in each case other than pursuant to the A&R TRA, the OpCo LLCA (in respect of a potential “imputed underpayment” within the meaning of Code Section 6225) or any other customary partnership indemnification provisions in any partnership or limited liability company agreement of any Acquired Company;

(x) there are no Liens for Taxes upon any property or assets of any Acquired Company, except for Permitted Liens;

(xi) no Acquired Company has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or under a similar provision of state, local, or non-U.S. Tax Law);

(xii) none of the Acquired Companies have, since the Look-Back Date, been a party to any transaction intended to qualify under Section 355 of the Code (or under so much of Section 356 of the Code as relates to Section 355 of the Code); and

(xiii) no Acquired Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii)”closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or prior to the Closing Date, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date or (v) deferred revenue or prepaid or deposit amount received on or prior to the Closing Date.

(b) The Company is classified as a corporation for U.S. federal income tax purposes.

(c) OpCo is classified as a partnership for U.S. federal income tax purposes.

(d) No Acquired Company is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Corporate Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Notwithstanding anything else in this Agreement, the representations and warranties included in this Section 4.17, in Section 4.05(e), Section 4.18 and Section 4.20(r) shall constitute the only representations and warranties of the Company in this Agreement with respect to Tax matters.

Section 4.18 Employees and Employee Benefit Plans.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a current, correct and complete list of each material (i) “employee benefit plan” as that term is defined in Section 3(3) of ERISA but whether or not subject to ERISA, (ii) employment, consulting, pension, retirement, profit sharing, deferred compensation, stock option, profits interest, carried interest, phantom profits interest or phantom carried interest, change in control, retention, restrictive covenant, equity or equity-based compensation, stock purchase, employee stock ownership, loan, severance pay, bonus, commission or other incentive plans, programs, policies or agreements and (iii) medical, vision, dental, vacation, or other welfare plans, or life insurance plans, in each case, established, maintained or contributed to by any of the Acquired Companies, or required to be contributed to by any of the Acquired Companies for the benefit of any current or former Company Service Providers and/or their dependents or for which any of the Acquired Companies has any direct or indirect liability (collectively, and without regard to materiality, the “Company Benefit Plans”). The Company has made available to Parent or filed with the SEC prior to the date hereof copies of each Company Benefit Plan set forth on Section 4.18(a) of the Company Disclosure Letter.

(b) With respect to each material Company Benefit Plan set forth on Section 4.18(a) of the Company Disclosure Letter, the Company has made available to Parent or filed with the SEC prior to the date hereof, a correct and current copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) the most recent documents constituting the Company Benefit Plan and all amendments thereto; (ii) any related trust agreement or other funding instrument; (iii) the two most recently filed IRS Form 5500s and accompanying schedules and attachments thereto; (iv) the most recent IRS determination or opinion letter, if applicable; (v) the most recent summary plan description and summary of all material modifications; (vi) a summary of any proposed amendments or changes anticipated to be made to the Company Benefit Plans at any time within the twelve (12) months immediately following the date of this Agreement; (vii) for the three (3) most recent years, any material, non-routine correspondence with the IRS, the United States Department of Labor, or the SEC and any other Governmental Authority regarding the operation or the administration of any Company Benefit Plan; (viii) nondiscrimination testing results for the last two (2) plan years; and (ix) Forms 1094-C and 1095-C for the last two plan years.

(c) With respect to each Company Benefit Plan, (i) each Company Benefit Plan is now and has been established, maintained, funded and administered in all material respects in accordance with its terms, and in compliance in all material respects with Applicable Laws, and has been duly registered to the extent relevant if required by Applicable Laws; (ii) there are no pending or, to the Knowledge of the Acquired Companies, threatened material actions, audits, investigations, claims or lawsuits against or relating to any Company Benefit Plan or any trust or fiduciary thereof (other than routine benefits claims) and, to the Knowledge of the Acquired Companies, no fact or event exists that would reasonably be expected to give rise to any such action, audit, investigation, claim or lawsuit; and (iii) all material payments required to be made by the Acquired Companies under any Company Benefit Plan or by Applicable Laws have been timely made or properly accrued in accordance with the provisions of each Company Benefit Plan and Applicable Laws.

(d) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS as to its qualified status or may rely upon a favorable prototype opinion letter from the IRS for a prototype plan, and, to the Knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan, and each Company Benefit Plan (and any related trust or other funding vehicle) has been maintained and administered in all material respects in accordance with its terms, ERISA, the Code and other Applicable Laws.

(e) No Company Benefit Plan is currently subject, or has ever been subject, to Section 302 or Title IV of ERISA or Section 412, 420 or 4971 of the Code or is otherwise a defined benefit plan (including any multiemployer plan within the meaning of Section 4001(a)(3) of ERISA).

(f) No Company Benefit Plan provides for health, medical or other welfare benefits coverage after retirement, other than (i) health care continuation coverage required by Section 4980B of the Code (“COBRA”) or other Applicable Law or (ii) coverage through the end of the calendar month in which a termination of employment occurs.

(g) No Company Benefit Plan, or, to the Knowledge of the Acquired Companies, any trustee or administrator thereof, any Company Service Provider or any “fiduciary” has engaged in any material breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject any Company Benefit Plan or trustee or administrator thereof, or any party dealing with any Company Benefit Plan, to a material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code.

(h) Each “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been maintained in all material respects in compliance with Section 409A of the Code and the regulations thereunder, as applicable.

(i) Except as set forth in Section 4.18(i) of the Company Disclosure Letter, neither the execution by the Company of this Agreement nor the consummation of the Transactions will (either alone or upon occurrence of any additional or subsequent events): (i) increase the amount of compensation or benefits due to any Company Service Provider under any Company Benefit Plan; (ii) accelerate the time of payment or vesting, or trigger any funding or payment (through a grantor trust or otherwise) of any compensation or benefits under any Company Benefit Plan; (iii) entitle any Company Service Provider to any other material compensation or benefit including any bonus, equity or equity-based, nonqualified deferred compensation, severance, termination, retention, transaction, change in control or similar pay or benefits; (iv) limit or restrict the right of the Acquired Companies (or, after the Closing, Parent) to merge, amend or terminate any Company Benefit Plan; (v) result in any liability or obligation pursuant to any Company Benefit Plan or (vi) result in the payment (whether in cash or property or the vesting of property) of any amount that could, individually or in combination with any other payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). None of the Acquired Companies is a party to or has any obligation under any Company Benefit Plan or otherwise to compensate, gross-up or indemnify any person for Taxes, including those payable pursuant to Section 409A or 4999 of the Code.

(j) None of the Acquired Companies is the subject of any pending or, to the Knowledge of the Acquired Companies, threatened material Proceeding alleging that the Company or any of its Subsidiaries has engaged in any unfair labor practice under any Law. There is no pending or, to the Knowledge of the Acquired Companies, threatened labor strike, dispute, walkout, work stoppage, slowdown or lockout with respect to employees of the Company or any of its Subsidiaries.

(k) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, no collective bargaining agreement is currently being negotiated and there are no labor unions or other organizations representing, or, to the Knowledge of the Acquired Companies, purporting to represent or attempting to represent, any employee of the Company or any of its Subsidiaries.

(l) Each Acquired Company is in compliance in all material respects with all Applicable Laws relating to employment and employment practices, including Laws relating to discrimination, harassment, terms and conditions of employment, termination of employment, hours of work, employee whistle-blowing, immigration, employee privacy, the payment of wages or overtime wages and classification of employees, consultants and independent contractors.

(m) None of the Acquired Companies have received any written notice from any national, state, local or foreign agency or Governmental Authority responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of any of the Acquired Companies and, to the Knowledge of the Acquired Companies, no such investigation is in progress. No Acquired Company is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.

(n) The Company has provided Parent a complete and correct list of each current employee of each of the Acquired Companies, indicating such employee’s title or position, full-time, part-time or temporary status, hire date, employing entity, work location, classification as exempt or non-exempt, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), hourly rate of pay or annual base salary, and the aggregate cash bonus or other incentive-based cash compensation (x) earned for 2024 and (y) if applicable, good faith estimate of such target compensation for 2025.

(o) Since the Look-Back Date, (i) no material written allegations of sexual harassment, misconduct, discrimination or retaliation have been made against any executive officer or employee of the Company with a title of vice president or above and (ii) there are no Proceedings or, to the Knowledge of the Acquired Companies, investigations by any Governmental Authority or proceedings before any Governmental Authority, pending or, to the Knowledge of the Acquired Companies, threatened, related to any allegations of sexual harassment, misconduct, discrimination or retaliation by any executive officer or employee with a title of vice president or above of the Company.

(p) None of the Acquired Companies have incurred any material liability or obligation under the WARN Act that remains unsatisfied. Within the last three (3) months, there has not been any plant closing or mass layoff, or term of similar import under any applicable similar Law with respect to any Company Service Provider.

(q) As of the date hereof, no executive officer or, to the Knowledge of the Company, employee of the Company with a title of Managing Director or above has given written notice to the Acquired Companies that such employee will terminate his or her employment or service. To the Knowledge of the Acquired Companies, no current Company Service Provider is in material violation of any term of any employment contract, non-disclosure agreement, non-competition agreement or other restrictive covenant agreement in effect as of the date hereof.

Section 4.19 Environmental Matters. The Bridge Entities are and at all times have been in compliance with all Environmental Laws, except for any such instance of non-compliance that would not reasonably be expected to have a Company Material Adverse Effect. The Bridge Entities hold and have filed timely application to renew all Governmental Permits required under applicable Environmental Laws to permit the Bridge Entities to operate their assets in the manner in which they are now operated and maintained and to conduct the business of the Bridge Entities as currently conducted, except where the absence of any such Governmental Permit would not reasonably be expected to have a Company Material Adverse Effect. There are no written claims or notices of violation pending or, to the Knowledge of the Company, threatened, against any of the Bridge Entities alleging violations of or liability under any Environmental Law, except for any such claim or notice that would not reasonably be expected to have a Company Material Adverse Effect. There has been no Release or threatened Release at, on, under or from, and no Hazardous Substance is present at, on or under, any property currently or formerly owned, leased or operated by any Bridge Entity, or any other location, that would reasonably be expected to have a Company Material Adverse Effect.

Section 4.20 Funds; Other Clients.

(a) Section 4.20(a) of the Company Disclosure Letter sets forth: (i) as of the Base Date with respect to each Client, a true, correct and complete list of all Investment Advisory Contracts with such Client, together with (A) the fee schedule in effect with respect to such Client (including any applicable management fee waivers or discounts, the Carried Interest rate and hurdle rate, and the management, advisory or similar fee rate for such Client and, if different, each investor therein, including pursuant to any Side Letter) and (B) the aggregate dollar amount of Base Date Assets Under Management with respect to such Client, (ii) a calculation of the Base Revenue Run Rate, in each case, calculated in a manner consistent with the applicable Investment Advisory Contracts and Fund Documentation and (iii) a calculation of the Revenue Run-Rate of all Clients as of the Base Date. The fee rates and Base Revenue Run-Rate set forth in Section 4.20(a) of the Company Disclosure Letter reflect each Contract pursuant to which any Acquired Company has undertaken or agreed to cap, waive, defer, off-set, reimburse or otherwise reduce any management fees, Carried Interest or other amounts payable by or with respect to any Client, including any “early-closer” management fee or similar fee discounts set forth in any limited partnership agreement of any Fund.

(b) Section 4.20(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement (excluding any separate managed accounts (and the Company has provided Parent the Investment Advisory Contract relating to each such separate managed account)), a true, correct and complete list of each of the following for each Fund, (i) the name and jurisdiction of organization or formation of such Fund, (ii) the Acquired Company that is the GP Entity of such Fund, (iii) the aggregate capital commitments, the capital contributions and the uncalled capital commitments of each Fund, (iv) the commitment or investment period of such Fund, (v) the Sponsor Commitment for such Fund, (vi) net asset value of the funded amount of the Sponsor Commitment and (vii) the dollar amount of the unfunded Sponsor Commitment for such Fund. Since the Look-Back Date, all Sponsor Commitments have been funded in the ordinary course of business. No Person other than the Acquired Companies or any current or former Company Service Providers or their respective Immediate Family is entitled or obligated to directly or indirectly fund any portion of the Sponsor Commitment to any Fund, other than pursuant to any “cashless contribution” or “fee waiver” provisions in accordance with the applicable Fund Documentation. Each direct member or limited partner (and each individual that controls any entity that is a direct member or limited partner) of any Acquired Company that has a right to receive Carried Interest distributions from any Fund has executed a Contract (including by executing the operating agreement of any GP Entity, if applicable) which requires such individual to return Carried Interest distributions in an amount up to all of such individual’s proportionate share of any “clawback” obligation with respect to such Funds.

(c) Other than with respect to the Clients set forth on Section 4.20(a) of the Company Disclosure Letter, no Acquired Company provides Investment Advisory Services to any other Person. Each Fund has entered into a written Investment Advisory Contract (which may, for the avoidance of doubt, be Fund Documentation) whereby one or more Acquired Companies, as applicable, serves as investment adviser, investment manager, investment sub-adviser, general partner, managing member, manager or in any capacity similar to any of the foregoing to such Fund or is managed by one or more Acquired Companies. Each such Investment Advisory Contract is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies (taken as a whole) or would have a Fund Material Adverse Effect on such Fund. Except as set forth Section 4.20(c) of the Company Disclosure Letter (and to the Knowledge of the Company with respect to any sub-advisory Clients), other than the Acquired Companies, no Person acts as the investment adviser, investment manager, investment sub-adviser, general partner, managing member, manager, sponsor or in any similar capacity with respect to any Fund or, with respect to any other Client, the assets or mandate that are the subject of the applicable Investment Advisory Contract. To the Knowledge of the Company, no Fund is required to register as an investment company under the Investment Company Act. Notwithstanding the foregoing, no such representation or warranty is made with respect to any Fund as to any period prior to the commencement of such Fund’s management by the Company, OpCo or any of their respective Subsidiaries.

(d) Except as set forth on Section 4.20(d) of the Company Disclosure Letter, the Acquired Companies and their respective equity holders are currently entitled to receive all Carried Interest, management fees and other similar fees payable in respect of each of the Funds, as set forth in the Fund Documentation. No member of the Acquired Companies has elected to defer the receipt of any management fees, promote or Carried Interest or otherwise has utilized a management fee offset or cashless funding mechanism with respect to any Fund (excluding any reduced or fee- or carry-free investments in a Fund by current or former Company Service Providers or their Immediate Family).

(e) Each Fund is duly organized, formed, validly existing and, with respect to entities in jurisdictions that recognize the concept of “good standing,” in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate, trust, company or partnership power and authority to own its properties and to carry on its business as currently conducted, except where failure to do so would not, individually or in the aggregate, have a Fund Material Adverse Effect with respect to such Fund or have a Company Material Adverse Effect. Each such Fund is qualified, licensed or registered to do business in each jurisdiction where it is required to be so qualified, licensed or registered under Applicable Law, except where failure to be so would not, individually or in the aggregate, have a Fund Material Adverse Effect with respect to such Fund or have a Company Material Adverse Effect. Each Fund has all requisite organizational power and authority, and possesses all rights, licenses, permits, orders, certificates and authorizations and approvals necessary to entitle it to use its name, to own, lease or otherwise hold its properties and assets and to carry on its business as it is now conducted under and pursuant to all Applicable Law, except where failure to do so would not, individually or in the aggregate, have a Fund Material Adverse Effect with respect to such Fund or have a Company Material Adverse Effect. Since the Look-Back Date (or the inception of such Fund if later), the shares, units or interests, as applicable, of each Fund have been issued and sold pursuant to and in compliance with Applicable Law including, with respect to any Fund offered or sold outside the United States, the registration and licensing requirements of any applicable non-U.S. jurisdiction, except where failure to do so would not, individually or in the aggregate, have a Fund Material Adverse Effect with respect to such Fund or have a Company Material Adverse Effect. Notwithstanding the foregoing, no such representation or warranty is made with respect to any Fund as to any period prior to the commencement of such Fund’s management by the Company, OpCo or any of their respective Subsidiaries.

(f) Except as would not, individually or in the aggregate, have a Fund Material Adverse Effect with respect to any Fund in question or have a Company Material Adverse Effect, each Fund currently is, and has since the Look-Back Date (or its inception, if later), been operated in compliance with (i) Applicable Law and (ii) any applicable Governmental Order or order, judgment or decree of any self-regulatory organization.

(g) Except as would not, individually or in the aggregate, have a Fund Material Adverse Effect with respect to the Fund in question, the Marketing Literatures or other applicable offering documents of the Funds (as each such document is amended, restated or supplemented from time to time), as of their respective dates, when taken as a whole and read in conjunction with the applicable Fund Documentation, (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect, in the light of the circumstances existing at the time they were delivered to prospective investors, not misleading; provided that any description in such offering documents and materials of the substantive provisions of the governing documents of the applicable Fund is qualified in its entirety by, and is subject to, the terms and provisions of the governing documents of the applicable Fund and (ii) complied in all material respect with all Applicable Law as of the date that any such compliance was required with respect to such Laws.

(h) Except as would not, individually or in the aggregate, have a Fund Material Adverse Effect with respect to the Fund in question or have a Company Material Adverse Effect, there are no liabilities or obligations of any Fund of any kind whatsoever of a type required to be reflected or reserved for on a consolidated balance sheet prepared of such Fund in accordance with GAAP consistently applied, except (i) for each Fund, liabilities or obligations disclosed and provided for in the balance sheet of such Fund or referred to in the notes thereto contained in the most recent report (x) distributed by the Fund to its shareholders or other interest holders or (y) as applicable, filed with a non-US Governmental Authority or self-regulatory organization, in each case prior to the date hereof and provided or made available to Parent, or (ii) for each Fund, liabilities or obligations incurred in the ordinary course of business since the date of the Fund’s applicable report referenced in clause (i) above, (iii) as are incurred in connection with this Agreement or the Transactions, or (iv) which have been discharged or paid, or for which arrangements have been made to discharge or pay any such liabilities or obligations, prior to the date of this Agreement.

(i) Other than as set forth on Section 4.20(i) of the Company Disclosure Letter, and except as would not, individually or in the aggregate, have a Fund Material Adverse Effect with respect to the Fund in question if determined in favor of such Governmental Authority, there are no subpoenas, Proceedings or investigations (excluding any routine audits, exams or sweep exams with respect to any Fund conducted by any administrative or self-regulatory agency) pending or, to the Knowledge of the Company, threatened in writing, before any Governmental Authority or self-regulatory organization, or before any arbitrator of any nature, brought by or against any of the Funds involving or relating to the Funds or the assets, properties or rights of any of the Funds.

(j) Other than with respect to the Clients set forth on Section 4.20(j) of the Company Disclosure Letter, no Fund is an entity or account the assets of which are deemed “plan assets” pursuant to the Plan Assets Regulation or any other federal, state, local, non-U.S. or other laws, rules or regulations applicable to any investor that is a “governmental plan” (within the meaning of Section 3(32) of ERISA) that are substantially similar to the Plan Assets Regulation. No Acquired Company has agreed in writing to treat any Fund that is not otherwise subject to the Plan Assets Regulation as though it were subject to the Plan Assets Regulation.

(k) Each Investment Adviser Subsidiary has rendered Investment Advisory Services pursuant to the applicable existing Investment Advisory Contracts in material compliance with the Advisers Act, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(l) (i) No resolution or vote to undertake a Company Fund Material Event has been passed, (ii) no Fund has received written (or to the Knowledge of the Acquired Companies, oral) notice requesting or demanding a meeting of investors at which such resolution would be proposed, (iii) there exists no event, occurrence, condition or act that, with the giving of notice, the lapse of time or the happening of any other event or condition would reasonably be expected to give rise to any Company Fund Material Event (other than any no-fault termination or removal right), (iv) to the Knowledge of the Company, no action has been taken by any Person to effect any Company Fund Material Event and (v) no commitment period with respect to any Fund is suspended or has been terminated early upon the vote of such Fund’s investors or as otherwise provided under such Fund’s Fund Documentation.

(m) There are no outstanding general partner “give back” or “clawback” or similar obligations (as provided for in the Fund Documentation), and since the Look-Back Date no such obligations have arisen (and to the Knowledge of the Acquired Companies, no such obligations are currently pending or reasonably expected to arise), with respect to any Fund pursuant to any Fund Documentation.

(n) Each member of the Acquired Companies and Fund maintains all documentation necessary to form the basis for, or demonstrate the calculation of, performance figures appearing in Fund Documentation or Marketing Literature as required by Rule 204-2 under the Investment Advisers Act.

(o) The Acquired Companies have made available to Parent all material Fund Documentation in effect as of the date hereof (excluding with respect to special purpose vehicles). No member of the Acquired Companies nor, to the Knowledge of the Acquired Companies, any investor of any Fund is or has been in non-compliance with any Fund Documentation (including any Side Letters), except where such non-compliance would not, have a Fund Material Adverse Effect with respect to the Fund in question.

(p) Except as set forth on Section 4.20(p)(i) of the Company Disclosure Letter, the Track Record has been calculated and maintained in a manner consistent with the requirements of the Advisers Act and is true and correct in all material respects and can be substantiated with backup documentation relating thereto (including, without limitation, with respect to all “gross” and “net” calculations therein) to the extent required by Applicable Law in a manner that constitutes Predecessor Performance (as defined in Rule 206(4)-1(e)(12) under the Advisers Act). Except as set forth in Section 4.20(p)(ii) of the Company Disclosure Letter, neither the Company nor any member of the Acquired Companies has granted any other Person a license or right to use the Track Record or other assets supporting the Track Record.

(q) Section 4.20(q) of the Company Disclosure Letter contains a list, as of the date set forth therein, of the (i) dollar amount of the accrued Carried Interest with respect to each Fund, (ii) percentage of the Company’s rights and interests in the Carried Interest with respect to each Fund and (iii) the Company’s share of any such accrued Carried Interest balance. All Carried Interest owned by the Company is held, directly or indirectly, through the relevant member of the Acquired Companies.

(r) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) for all taxable years since its inception date, each Fund has qualified for its intended Tax classification or treatment, as reported on its most recent applicable Tax Return, and has been organized and operated in conformity with the requirements related to such intended Tax classification or treatment, and its proposed method of operation will enable it to continue to qualify for such intended Tax classification or treatment, (ii) each Fund has timely filed (or caused to be timely filed) all Tax Returns required to be filed by it (taking into account any applicable extensions or waivers) with any Tax authority and has timely paid (or caused to be paid) all Taxes shown as due on such Tax Returns, (iii) there is currently no audit by any Governmental Authority of any Tax Return of any Fund pending or threatened in writing, (iv) each Fund has complied with all applicable Tax withholding and information reporting requirements, and (v) there are no outstanding waivers or comparable consents given by any Fund regarding the application of the statute of limitations with respect to Taxes (other than any such waivers or consents granted in the ordinary course of business).

Section 4.21 Regulatory Matters.

(a) Each of the Investment Adviser Subsidiaries, including the Relying Investment Adviser Subsidiaries, is duly registered with the SEC as an investment adviser under the Advisers Act and, except as would not reasonably be expected to be material to the business of the Acquired Companies, taken as a whole, with all other applicable Governmental Authorities as an investment adviser to the extent required by Applicable Law, and will maintain such registration unless such Investment Adviser Subsidiary determines in its reasonable discretion that it is no longer required to be so registered and the failure to maintain such registration would not reasonably be expected to cause a Company Material Adverse Effect. Each such registration is in full force and effect. To the Knowledge of the Company, except for the Investment Adviser Subsidiaries’ registration, and any Affiliates thereof deemed to rely on the registration of the Investment Adviser Subsidiaries consistent with SEC staff guidance, no Subsidiaries of the Company or any of their respective officers, managers, directors or employees is, or required to be, registered or appointed as an “investment adviser” or “investment adviser representative” with the SEC or any other applicable Governmental Authority under Applicable Law.

(b) The Company has made available to Parent a copy (current as of the date of this Agreement) of each Investment Adviser Subsidiary’s Form ADV Parts 1, 2A and 2B, Form PF, and any other regulatory filings as filed with the SEC or any other Governmental Authority or delivered to any Fund (or its investors), as applicable, since the Look-Back Date. As of the date of each filing, amendment or delivery, as applicable, and except as would not reasonably be expected to have a Company Material Adverse Effect, each such regulatory filing was timely filed and, to the Knowledge of the Company, except as would not reasonably be expected to have a Company Material Adverse Effect, at the time it was filed, and during the period of its authorized use, complied in all material respects with Applicable Law, was accurate and correct in all material respects.

(c) Except as set forth in Section 4.21(a) and Section 4.31(a), as part of the Acquired Companies’ business or operations, none of the Acquired Companies or, to the extent related to the business of the Acquired Companies, officers, managers, members, partners, directors or employees thereof is, or since the Look-Back Date has been, required to be registered, licensed or qualified (i) in any jurisdiction or with the SEC or any other Governmental Authority as an investment advisor, bank, trust company, real estate broker, insurance company, insurance broker, broker-dealer, broker-dealer agent, registered representative, sales person, transfer agent or lobbyist or (ii) with the Commodity Futures Trading Commission as a “commodity pool operator” (as defined in the CEA) or a “commodity trading advisor” (as defined in the CEA), or is or has been subject to any liability or disability by reason of any failure to be so registered, licensed or qualified. With respect to the Acquired Companies and each Fund, as applicable, all required notice of exemptions have been timely filed and affirmed on an annual basis with the Commodity Futures Trading Commission. Each employee of a Acquired Company who is required to be registered with any Governmental Authority to perform his or her job functions is, and, to the extent required by Applicable Law, since the Look-Back Date (or, if later, the date on which such employee commenced employment with the Acquired Companies), has been, duly registered as such and such registration is in full force and effect, except where the failure to be so registered or to have such registration in full force and effect would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.

(d) No exemptive orders, “no-action” letters or similar exemptions or regulatory relief have been obtained by any of the Acquired Companies or Funds as of the date hereof, nor are any requests by any of the Acquired Companies or Funds pending therefor with respect to any Acquired Company or Fund or any officer, director, member, owner or employee of any Acquired Company or Fund (in each case, in connection with the business of such Acquired Company or Fund).

(e) Since the Look-Back Date, there have not been any material client or investor complaints pending or, to the Knowledge of the Company, threatened, against any Acquired Company or Fund.

Section 4.22 Compliance Procedures.

(a) The Investment Adviser Subsidiaries have adopted (and since the Look-Back Date, or their formation date if later, have maintained at all times to the extent required by Applicable Law) (i) a written code of ethics, as required by Rule 204A-1 under the Advisers Act, (ii) a written policy regarding insider trading and the protection of material non-public information, (iii) anti-money laundering and customer identification programs in compliance with Applicable Law, (iv) policies and procedures for the allocation of investments purchased for its clients, (v) policies and procedures with respect to custody of client assets and (vi) other policies and procedures pursuant to Rule 206(4)-7 under the Advisers Act (all of the foregoing policies and procedures being referred to collectively as “Adviser Compliance Policies”). The Company has designated and approved a chief compliance officer for the Investment Adviser Subsidiaries in accordance with Rule 206(4)-7 under the Advisers Act and has made available to Parent prior to the date hereof each annual report of the Investment Adviser Subsidiaries required by Rule 206(4)-7 under the Advisers Act since the Look-Back Date. True, correct and complete copies of the Adviser Compliance Policies have been made available to Parent. To the Knowledge of the Company, each Investment Adviser Subsidiary and Fund is and at all times since the Look-Back Date has been in compliance in all material respects with the Adviser Compliance Policies and all Applicable Laws and there have been no material violations of such Adviser Compliance Policies by an Investment Adviser Subsidiary or their employees or associated persons since the Look-Back Date, except for such violations as would not reasonably be expected to be material to the Acquired Companies, taken as a whole.

(b) To the Knowledge of the Company, neither the Company nor any of the Persons associated with the Company as specified in Rule 506 of Regulation D under the Securities Act are subject to any of the disqualifying events listed in such rule or any Proceeding or event that would reasonably be expected to result in the Company or such Person becoming subject to any such disqualifying event.

(c) To the Knowledge of the Company, each Investment Adviser Subsidiary has been in compliance with Rule 206(4)-2 under the Advisers Act and any other Applicable Law with respect to the custody of client funds since the Look-Back Date, except as would not reasonably be expected to have a Company Material Adverse Effect.

(d) Each Investment Adviser Subsidiary has in effect policies and procedures reasonably designed to ensure its compliance with Rule 206(4)-5 under the Advisers Act. To the Knowledge of the Company, since the Look-Back Date, no Acquired Company or any of its “covered associates” (as defined in Rule 206(4)-5 under the Advisers Act) has violated such policies and procedures or has used any funds for or made any campaign or political contributions (whether directly or indirectly, and whether monetary, in-kind or in any other form) in violation of Rule 206(4)-5 of the Advisers Act or any other Applicable Law or that would reasonably be expected to result in (i) any Acquired Company not to being able to receive management fees or Carried Interest from or in respect of any investor in any Fund for any period of time, (ii) any investor in any Fund having the right to withdraw from any Fund or (iii) any Investment Adviser Subsidiary being precluded from providing Investment Advisory Services for compensation to any investor that is a government entity as defined in Rule 206(4)-5.

(e) To the Knowledge of the Company, the books and records of the Investment Adviser Subsidiaries are complete and correct and have been maintained in accordance with all applicable requirements of the Advisers Act and any other Applicable Law, except, in each case, as would not reasonably be expected to be material to the Acquired Companies, taken as a whole. At the Closing, all of the material books and records of the Investment Adviser Subsidiaries will be fully accessible by and in the possession or control of the Investment Adviser Subsidiaries.

Section 4.23 Disclosure Documents.

(a) Assuming the accuracy of the representations and warranties set forth in Section 5.08, the Joint Proxy Statement/Prospectus (and any amendment thereof or supplement thereto) (i) at the date first mailed to the Company’s stockholders and at the time of the Company Stockholder Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) when filed by the Company with the SEC will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws, except that no representation or warranty is made by the Company with respect to (i) statements made or incorporated by reference therein relating to Parent and its Affiliates, including the Merger Subs, based on information supplied by Parent or the Merger Subs for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or (ii) any financial projections or forward-looking statements.

(b) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement or any amendment or supplement thereto shall, at the time the Registration Statement or any such amendment or supplement thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except, that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Subs for inclusion or incorporation therein.

Section 4.24 TRA Amendment. The Second A&R TRA is binding on all parties to the A&R TRA as of immediately prior to the execution of this Agreement. The Company has delivered or made available to Parent a true and complete copy of the Second A&R TRA.

Section 4.25 No Brokers. Except as set forth on Section 4.25 of the Company Disclosure Letter, there is no financial advisor, investment banker, broker, finder or agent that has been retained by or is authorized to act on behalf of the Company, OpCo or any of their respective Subsidiaries who will be entitled to any broker’s or finder’s fee or commission from the Company, OpCo or any of their respective Subsidiaries in connection with the Transactions. The Company has made available to Parent complete and correct copies of all agreements under which such fee, commission, or other like payment is payable and all indemnification and other agreements under which any such fee or commission is payable.

Section 4.26 Fairness Opinion. The Special Committee has received the opinion of its outside financial advisor, Lazard Frères & Co., to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and conditions set forth in such opinion, the Class A Corporate Merger Consideration to be paid to the Non-Unitholder Stockholders in the Transactions is fair, from a financial point of view, to such holders of Company Class A Common Stock.

Section 4.27 Related Party Transactions. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, from the Look-Back Date through the date of this Agreement, there have been no agreements, arrangements or understandings between any Acquired Company, or any Fund or any Portfolio Investment thereof, on the one hand, and any Affiliate thereof, on the other hand (other than those exclusively among the Company and its Subsidiaries or a Fund and its respective Subsidiaries, ordinary course of business employee agreements and similar employee arrangements otherwise set forth on the Company Disclosure Letter), that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.28 Antitakeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 5.06, the Company has taken all actions necessary so that no “fair price,” “moratorium,” “control share acquisition”, “business combination”, “interested shareholder” or other anti-takeover statute or Law (each, together with Section 203 of the DGCL, a “Takeover Law”) is or shall be applicable to this Agreement, the Voting Agreements or the Transactions. Neither the Company nor any of its Subsidiaries has adopted or is subject to a stockholder rights agreement, rights plan, “poison pill” or other similar agreement.

Section 4.29 Ownership of Parent Capital Stock.

(a) The Company and its Affiliates do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of common stock of Parent or other securities of Parent or any options, warrants or other rights to acquire common stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, Parent except pursuant to this Agreement. None of the Company nor any of their respective “affiliates” or “associates” (as each is defined in Section 203 of the DGCL) is, or has been at any time with the last three (3) years, an “interested stockholder” of Parent (as defined in Section 203 of the DGCL).

Section 4.30 No Additional Representations or Warranties.

(a) Except as provided in Article V or in any certificate to be delivered by Parent in connection with this Agreement, the Company and OpCo acknowledge and agree that neither Parent nor any of its Subsidiaries or Representatives makes and neither the Company, nor OpCo nor any of their Subsidiaries has relied upon or otherwise been induced by, any other representation or warranty, whether or not express or implied, by or on behalf of Parent, any of its Subsidiaries, any of their respective Representatives or any other Person or with respect to any other information provided or made available to the Company, OpCo or any of their respective Representatives by or on behalf of Parent, any of its Subsidiaries or any of their respective Representatives or any other Person in connection with the Transactions or otherwise.

(b) Except as provided in this Article IV or in any certificate to be delivered by the Company or an Applicable Acquired Company in connection with this Agreement, none of the Company, OpCo or any other Person on behalf of the Company or OpCo makes any express or implied representation or warranty with respect to the Company, OpCo, any of their respective Subsidiaries, or with respect to their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries provided to Parent, the Merger Subs or their respective Affiliates in connection with the Transactions, including the accuracy, completeness or timeliness thereof.

Section 4.31 Insurance Business.

(a) BIGRM is (i) duly licensed or authorized as a captive insurance company in Utah and (ii) duly licensed, authorized or otherwise eligible to transact the business of insurance in each other jurisdiction where it is required to be so licensed, authorized or otherwise eligible in order to conduct its business as currently conducted, except in the case of clause (ii) where the failure to be so qualified or licensed would not reasonably be expected to have a Company Material Adverse Effect.

(b) Since the Look-Back Date, the Insurance Contracts have been marketed, sold, issued, maintained and administered in compliance, in all material respects, with Applicable Laws (including any such Applicable Law regulating advertisements, requiring mandatory disclosure of policy information, prohibiting the use of unfair methods of competition and deceptive acts or practices). Since the Look-Back Date, all benefits due and payable by or on behalf of BIGRM on Insurance Contracts in force on such dates have in all material respects been paid, as the case may be, in accordance with the terms of the Insurance Contracts under which they arose, and such payments were not materially delinquent and were paid without material fines or penalties (excluding interest), except for such claims for which BIGRM believed there was a reasonable basis to contest payment and is taking such action.

(c) Except as required by the insurance Laws of general applicability and the insurance permits maintained by BIGRM, there are no written agreements, memoranda of understanding, commitment letters or similar undertakings binding on BIGRM, on the one hand, and any Governmental Authority, on the other hand, or any orders or directives by, or supervisory letters or cease-and-desist orders from, any Governmental Authority, nor has BIGRM adopted any board resolution at the request of any Governmental Authority, in each case specifically with respect to BIGRM, which restricts materially the conduct of the business of BIGRM or in any manner related to its capital adequacy, credit or risk management policies or management.

(d) All forms of insurance policies, binders, slips, certificates and other agreements of insurance, whether individual or group (including all applications, supplements, endorsements, riders and ancillary documents in connection therewith) of BIGRM (the “BIGRM Policies”) in effect as of the date of this Agreement and to the extent required under Applicable Law have been filed with or submitted to and approved or not objected to by the relevant Governmental Authority within the period provided for objection, as applicable.

(e) BIGRM has filed all material reports, statements, registrations, filings or submissions required to be filed with the Utah Insurance Department since the Look-Back Date (“Insurance Filings”), and all such Insurance Filings were true, complete and correct in all material respects when filed. As of the date hereof, no material deficiencies have been asserted by the Utah Insurance Department with respect to such Insurance Filings that have not been remedied. Except as set forth in Section 4.31(e) of the Company Disclosure Letter, BIGRM is not, as of the date hereof, subject to any pending or, to the Knowledge of the Company, threatened financial or market conduct examination by the Utah Insurance Department.

(f) The insurance policy reserves of BIGRM for claims, losses (including incurred but not reported losses), loss adjustment expenses and unearned premiums contained in the BIGRM Financial Statements: (i) were determined in all material respects in accordance with generally accepted actuarial standards consistently applied (except as otherwise noted in such statutory financial statements or the notes thereto), and (ii) satisfied the requirements of all Applicable Laws in all material respects (except as otherwise noted in such statutory financial statements or notes thereto). Except for the representations and warranties expressly set forth in Article IV (as modified by the Company Disclosure Letter) or any certificate to be delivered by the Company in connection with this Agreement, Parent and Merger Subs acknowledge that neither the Company nor any of its Affiliates has made any representation or warranty, express or implied, in respect of (A) the adequacy or sufficiency of reserves of any Acquired Company, or (B) the effect of the adequacy or sufficiency of reserves of any Acquired Company on any line item, asset, liability or equity amount on any financial or other document.

(g) BIGRM is not a party to any reinsurance or retrocessional agreement or treaty, whether ceded or assumed.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS

Except (i) as set forth in the Parent Disclosure Letter or (ii) as disclosed in the Parent SEC Documents (other than (a) disclosures in the “Risk Factors” section of any Parent SEC Documents and (b) any disclosure of risks included in any “forward-looking statements” disclaimer in any such Parent SEC Documents, to the extent such statements are predictive, non-specific, cautionary or forward-looking in nature) filed by Parent at least two (2) Business Days prior to the date hereof, Parent and the Merger Subs each represent and warrant to the Company as follows:

Section 5.01 Organization. Parent and the Merger Subs are each a corporation or limited liability company, as applicable, duly incorporated or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation and has all corporate or limited liability company power and authority required to carry on its business as currently conducted and to own, lease and operate its assets properties, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Merger Subs is duly qualified to do business as a foreign corporation and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. A true and complete copy of Parent’s organizational documents in effect as of the date hereof are available in the Parent SEC Documents. Parent is not in violation of its organizational documents in any material respect.

Section 5.02 Authority.

(a) Each of Parent and the Merger Subs has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, including the Mergers. Assuming the accuracy of the representations and warranties set forth in Section 4.29, the execution, delivery and performance by each of Parent and the Merger Subs of this Agreement have been duly and validly authorized by all necessary action on the part of Parent and the Merger Subs (subject, with respect to Merger Sub Inc., to the receipt of the Merger Sub Stockholder Consent), and no other corporate or limited liability company proceedings on the part of Parent and the Merger Subs are necessary to authorize the execution and delivery of this Agreement or for each of Parent and the Merger Subs to consummate the Transactions (other than, with respect to the Corporate Merger, the filing of the Certificate of Merger with the Delaware Secretary of State and with respect to the LLC Merger, the filing of the LLC Certificate of Merger with the Delaware Secretary of State). Assuming the due authorization, execution and delivery by the Company of this Agreement and the accuracy of the representations and warranties in Section 4.29, this Agreement has been duly and validly executed and delivered by Parent and the Merger Subs and constitutes the legal, valid and binding obligation of each of Parent and the Merger Subs, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.

(b) The board of directors or similar governing body of each of Parent and Merger Sub Inc., and the sole member of Merger Sub LLC have unanimously (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to, advisable and in the best interests of Parent, the Merger Subs and their respective stockholders or members, as applicable, (ii) approved and adopted this Agreement and the Transactions, (iii) in the case of the board of directors of Merger Sub Inc., recommended that the sole stockholder of Merger Sub Inc. adopt this Agreement, and (iv) in the case of the board of directors of Parent, determined that the issuance of Parent Common Stock and the issuance of the Parent RSU Awards and Parent Restricted Stock Awards pursuant to this Agreement and the other Transactions is fair to, and in the best interests of, Parent and Parent’s stockholders. Parent, acting in its capacity as the sole stockholder of Merger Sub Inc., will immediately after execution and delivery hereof by each of the parties hereto approve and adopt this Agreement by consent pursuant to and in accordance with Section 228 of the DGCL.

(c) No vote of, or consent by, the holders of any equity interests of Parent is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions or otherwise required by Parent’s organizational documents, Applicable Law or any Governmental Authority.

Section 5.03 Governmental Authorization. The execution, delivery and performance by each of Parent and the Merger Subs of this Agreement and the consummation by Parent and the Merger Subs of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of the Certificate of Merger and the LLC Certificate of Merger with the Delaware Secretary of State, (ii) compliance with any applicable requirements of Antitrust Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (iv) compliance with any applicable rules of NYSE, (v) compliance with and filings or notifications listed in Section 4.03 of the Company Disclosure Letter, and (vi) such other consents, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.04 Non-Contravention. The execution, delivery and performance by each of Parent and the Merger Subs of this Agreement, the consummation by each of Parent or the Merger Subs of the Transactions, and the compliance by each of Parent or the Merger Subs with any of the provisions of this Agreement does not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws (or comparable organizational documents) of Parent or the Merger Subs, (ii) assuming the Governmental Permits referred to in Section 5.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such Governmental Permit has been satisfied or waived, contravene, conflict with or result in a violation or breach of any Applicable Law, or (iii) result in the creation of any Lien (other than Permitted Liens) on any properties or assets of Parent or its Subsidiaries, except in the case of clauses (ii) and (iii) above, any such violation, breach, default, right, termination, amendment, acceleration, cancellation or loss that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.05 Litigation. As of the date of this Agreement, there are no pending or to the Knowledge of Parent, threatened Proceedings at Law or in equity or, to the Knowledge of Parent, investigations before or by any Governmental Authority against Parent or its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no unsatisfied Governmental Order or any open injunction binding upon Parent or its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.06 Ownership of Company Stock and OpCo Units. Parent and the Merger Subs and their respective Subsidiaries do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Common Stock, OpCo Units or other securities of the Company or OpCo or any options, warrants or other rights to acquire Company Common Stock, OpCo Units or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company or OpCo except pursuant to this Agreement. None of Parent, any Merger Sub or any of their respective “affiliates” or “associates” (as each is defined in Section 203 of the DGCL) is, or has been at any time with the last three (3) years, an “interested stockholder” of the Company (as defined in Section 203 of the DGCL).

Section 5.07 Parent SEC Documents; Parent Financial Statements; No Undisclosed Liabilities.

(a) Since the Look-Back Date, Parent has timely filed with or furnished (as applicable) to the SEC all reports, schedules, forms, statements, prospectuses and other documents required to be filed or furnished prior to the date hereof by Parent with the SEC (such forms, documents and reports as have been supplemented, modified or amended since the time of filing, collectively, the “Parent SEC Documents”). As of its respective filing date, or, if amended, as of the date of the last such amendment, each Parent SEC Document complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder applicable to such Parent SEC Document, and none of the Parent SEC Documents at the time it was filed (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made not misleading (or, in the case of a Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein not misleading). As of the date of this Agreement, there are no outstanding comments from the SEC with respect to the Parent SEC Documents.

(b) Since the Look-Back Date, the consolidated financial statements (including all related notes or schedules) of Parent included or incorporated by reference in the Parent SEC Documents (collectively, the “Parent Financial Statements”), as of their respective dates of filing with the SEC, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (x) as may be indicated therein or in the notes thereto or (y) as permitted by Regulation S-X of the SEC) and (iii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of Parent and its consolidated Subsidiaries as of the dates and for the periods referred to therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, and to the absence of notes and to any other adjustments described therein, including in any notes thereto).

(c) There is no liability, debt or obligation of or claim against Parent or its Subsidiaries of a type required to be reflected or reserved for on a consolidated balance sheet (or the notes thereto) prepared in accordance with GAAP, except for liabilities and obligations (a) reflected, disclosed and adequately reserved for in the consolidated statements of financial condition of Parent as of Parent Balance Sheet Date (or the notes thereto), (b) that have arisen since the Parent Balance Sheet Date in the ordinary course of the operation of businesses of Parent and its Subsidiaries, none of which is a liability for breach of warranty, tort, infringement, violation of Law or that relates to any cause of action, claim or lawsuit, (c) that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, or (d) incurred in connection with this Agreement or the Transactions.

Section 5.08 Disclosure Documents

(a) Assuming the accuracy of the representations and warranties set forth in Section 4.23, the registration statement on Form S-4 of Parent (and any amendment thereof or supplement thereto) (the “Registration Statement”) to be filed by the Company with the SEC (i) at the time it becomes effective under the Securities Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading and (ii) when filed by Parent with the SEC will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws, except that no representation or warranty is made by Parent or either Merger Sub with respect to (x) statements made or incorporated by reference therein relating to the Acquired Companies or their Affiliates, based on information supplied by the Company for inclusion or incorporation by reference in the Registration Statement or (y) any financial projections or forward-looking statements.

(b) None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or any amendment or supplement thereto shall, at the date the Joint Proxy Statement/Prospectus or any such amendment or supplement thereto is first mailed to the Company’s stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except, that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company for inclusion or incorporation therein.

Section 5.09 Ownership of the Merger Subs; No Prior Activities. All of the issued and outstanding shares of capital stock of or units in the Merger Subs are, and immediately prior to the Effective Time and the LLC Merger Effective Time will be, held of record and owned directly by Parent. The Merger Subs were formed solely for the purpose of engaging in the Transactions. Except for obligations or liabilities incurred in connection with its formation and the Transactions, the Merger Subs have not and will not prior to the Effective Time and LLC Mergers Effective Time have engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person other than those relating to the Transactions.

Section 5.10 Investment Intention. Parent is acquiring through the Transactions the shares of capital stock of the Surviving Corporation and the units of the Surviving LLC for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation and the units of the Surviving LLC have not been registered under the Securities Act or any “blue sky” Laws and cannot be sold unless subsequently registered under the Securities Act, any applicable “blue sky” Laws or pursuant to an exemption from any such registration.

Section 5.11 Compliance with Applicable Laws. Parent and each Merger Sub are, as of the date of this Agreement, and have been since the Look-Back Date, in compliance with all Applicable Laws, except where the failure to be in compliance with such Laws would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.12 Parent Capitalization. As of the Capitalization Date, the authorized capital stock of Parent consists of: 90,000,000,000 shares of Parent Common Stock and 10,000,000,000 shares of Parent Preferred Stock. All shares of Parent Common Stock to be issued in connection with the Mergers will be duly authorized, validly issued, fully paid and nonassessable, and all of the Parent RSU Awards and Parent Restricted Stock Awards to be issued pursuant to Section 3.06 of this Agreement in connection with the Mergers will be duly authorized and validly issued, in each case when issued in accordance with the terms of this Agreement and free of preemptive rights, and there are no subscription rights, options, warrants, anti-dilutive rights, rights of first refusal or similar rights.

Section 5.13 Tax Matters.

(a) Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Corporate Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) Parent is not an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

Section 5.14 Absence of Certain Changes. From and after the Parent Balance Sheet Date, except as otherwise contemplated or permitted by this Agreement, a Parent Material Adverse Effect has not occurred (and, solely for purposes of Section 7.03(a)(iii), with respect to clause (ii) of the definition of “Parent Material Adverse Effect”, is continuing).

Section 5.15 No Additional Representations or Warranties.

(a) Except as provided in Article IV or in any certificate to be delivered by the Company or any Applicable Acquired Company in connection with this Agreement, Parent and each Merger Sub acknowledge and agree that neither the Company nor any of its Subsidiaries or Representatives makes, and neither Parent nor any of its Subsidiaries has relied upon or otherwise been induced by, any other representation or warranty, whether or not express or implied, by or on behalf of the Company, any of its Subsidiaries, any of their respective Representatives or any other Person or with respect to any other information provided or made available to Parent, each Merger Sub or any of their respective Representatives by or on behalf of the Company, any of its Subsidiaries or any of their respective Representatives or any other Person in connection with the Transactions or otherwise.

(b) Except as provided in this Article V or in any certificate to be delivered by Parent or either Merger Sub in connection with this Agreement, neither Parent nor any other Person on behalf of Parent or the Merger Subs makes any express or implied representation or warranty with respect to any member of the Apollo Group or any of its respective Subsidiaries, or with respect to their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Apollo Group provided to the Company, OpCo or their respective Affiliates in connection with the Transactions, including the accuracy, completeness or timeliness thereof.

ARTICLE VI.

COVENANTS OF THE PARTIES

Section 6.01 Conduct of the Company Pending the Mergers.

(a) The Company agrees that, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.01, except (i) as set forth in Section 6.01(a) of the Company Disclosure Letter, (ii) as required by Applicable Law, (iii) as expressly contemplated by this Agreement or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each other Acquired Company to, (A) conduct its operations in the ordinary course of business, (B) use reasonable best efforts to maintain and preserve the Acquired Companies’ present business, relationships (including with Clients, suppliers and other Persons), business organizations and assets (including goodwill) and (C) use reasonable best efforts to keep available the services of the key employees of the Acquired Companies. Without limiting the foregoing, and as an extension thereof, except (i) as set forth in Section 6.01(a) of the Company Disclosure Letter, (ii) as required by Applicable Law, (iii) as expressly contemplated by this Agreement or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed; provided, that with respect to Section 6.01(a)(vii)(E), if Parent does not reply to requests for consent within four (4) Business Days, Parent’s consent shall be deemed to have been given), the Company shall not, and shall cause the Acquired Companies not to, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.01:

(i) adopt any amendments to the certificate of incorporation, bylaws, operating agreements or other organizational documents of any Acquired Company or any Fund;

(ii) issue, sell, split, combine, subdivide, reclassify or grant options or rights to purchase or receive, pledge, or authorize or propose the issuance, sale, combination, subdivision, reclassification or grant of options or rights to purchase or pledge, any Company Capital Stock or any OpCo Units or any other equity of any other Acquired Company, other than (x) shares of Company Common Stock issuable upon exchange of OpCo Class A Common Units in accordance with the OpCo LLCA or in connection with the vesting and/or settlement of Company Stock Awards outstanding as of the date hereof in accordance with the terms of the Company Stock Plan and award agreement thereunder or (y) in connection with the vesting and/or conversion of any Equity Instruments with respect to any other Acquired Company as required by the provisions of the governing agreements of such Acquired Company;

(iii) make, declare, set aside or pay any dividend or other distribution (other than tax distributions required to be made pursuant to the OpCo LLCA which are consistent with past practice and dividends or distributions to stockholders of the Company, in each case, in accordance with the tax distribution policy set forth on Section 6.01(a)(iii) of the Company Disclosure Letter);

(iv) (A) subject to Section 6.12, except in the ordinary course of business, enter into (including renewals or extensions of any Company Material Contract), modify, terminate (excluding any expiration or renewal in accordance with its terms) or waive compliance with any Company Material Contract or (B) enter into or modify any Real Estate Loan Guaranty;

(v) sell, assign, transfer, convey, lease, license, pledge, abandon, allow to lapse or fall into the public domain or otherwise dispose of any material assets or properties (whether tangible or intangible), except (A) with respect to tangible assets, in the ordinary course of business, (B) tangible assets or properties that are no longer used in the business of the Acquired Companies or otherwise obsolete, or (C) non-exclusive licenses of Company IP granted in the ordinary course of business;

(vi) acquire any interest in real property or materially amend or waive or voluntarily terminate any Real Property Lease that constitutes a Company Material Contract, or enter into, extend (other than extensions pursuant to existing renewal options) or fail to exercise any renewal option under any Real Property Lease that constitutes a Company Material Contract;

(vii) except (x) as required by Applicable Law or the terms of this Agreement, or (y) as expressly required by the terms of a Company Benefit Plan in existence as of the date hereof: (A) grant any retention, change in control, severance, or similar compensation or benefits in respect of, or accelerate the vesting or payment of any compensation or benefit for, any Company Service Provider, (B) establish, adopt, enter into or amend any collective bargaining agreement, (C) adopt, amend or terminate or increase the coverage of benefits available under any material Company Benefit Plan (or other compensation or benefit plan, program, agreement or arrangement that would be a material Company Benefit Plan if in effect on the date of this Agreement), (D) increase the compensation or benefits payable to any Company Service Provider, (E) hire or promote any Person with an annual base salary in excess of $225,000, other than (x) a replacement employee in accordance with the hiring plan provided to Parent by the Company prior to the date hereof or (y) to replace an employee who departs following the date hereof, provided with respect to clause (y), any such replacement shall be for the same position and shall not provide for compensation or benefits that exceed the compensation of benefits previously provided to the applicable departing employee, (F) terminate the employment or service of any employee with an annual base salary in excess of $225,000, other than for “cause”, (G) grant any, or amend the terms of any outstanding Company Stock Award, Profits Interest Award or Carried Interest or (H) forgive any loans to any Company Service Provider;

(viii) acquire the assets, business or properties, including Equity Instruments, of another Person, other than (x) assets acquired in the ordinary course of business, and (y) with respect to any current or former Company Service Providers or their Immediate Family, Equity Instruments in a Subsidiary in accordance with the terms and provisions of the governing agreements of the applicable Acquired Companies;

(ix) other than the Corporate Merger and LLC Merger contemplated hereby, merge, combine or consolidate any Acquired Company with any Person or adopt a plan, agreement or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Acquired Company;

(x) make any material capital contributions, material loans or material advances of money to any Person other than for (A) transactions among the Acquired Companies, (B) required under any Fund Documentation to fund Sponsor Commitment, (C) advances to directors, officers or employees of the Acquired Companies for expenses or (D) extensions of credit to customers and Clients, in each case, incurred in the ordinary course of business;

(xi) (A) make, change or rescind any income or other material Tax election, (B) change any material accounting or Tax reporting, periods, methods, principles or policies, (C) file any amended income Tax Return or any other amended Tax Return if such amendment to such other Tax Return would reasonably be expected to result in a material Tax liability, (D) settle or compromise any material Tax liability or claim relating to a material amount of Taxes, (E) enter into any material closing agreement relating to any Tax, (F) agree to an extension of a statute of limitations in respect of any material Taxes (other than in the ordinary course of business or an automatically granted extension to file Tax Returns) or (G) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(xii) (A) launch any new Fund or other new investment product, (B) voluntarily wind up, terminate or dissolve any Fund other than in the ordinary course of business or (C) voluntarily terminate any Investment Advisory Contract in respect of any Fund;

(xiii) enter into any new line of business or abandon or discontinue any existing line of business;

(xiv) change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP (or any interpretation thereof) or SEC rule, Applicable Law or policy;

(xv) incur, assume, issue or guarantee any indebtedness for borrowed money, except (A) in the ordinary course of business and in an aggregate principal amount outstanding at any time not to exceed $10,000,000, (B) any indebtedness for borrowed money between or among the Company and its wholly-owned Subsidiaries, (C) guarantees or credit support provided by the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement for indebtedness of the Company or any of its Subsidiaries, to the extent such indebtedness is in existence on the date of this Agreement, (D) short term borrowings under the OpCo Credit Agreement in the ordinary course of business that are repaid prior to the Closing, (E) borrowings under the OpCo Credit Agreement in the ordinary course of business in an aggregate principal amount outstanding at any time not to exceed $20,000,000, and (F) refinancings, replacements or amendments (such refinancings, replacements and/or amendments, “Refinancing Indebtedness”) on market standard terms (as determined by the Company and Parent acting reasonably) of indebtedness set forth on Section 6.01(a)(xv) of the Company Disclosure Letter; provided, that (i) the principal amount of any Refinancing Indebtedness shall not exceed the outstanding principal amount of the indebtedness so refinanced, replaced or amended and (ii) no Refinancing Indebtedness or indebtedness incurred under clause (A) above shall contain (x) any change of control or similar provision that could result in a default, event of default or mandatory prepayment event or could give rights (including termination rights) to the other party or parties thereto in connection with the consummation of the transactions contemplated by this Agreement, (y) any penalty, premium, make-whole, fee or other amount payable as a result of, or in connection with, the prepayment, repayment or redemption of such Refinancing Indebtedness or the transactions contemplated by this Agreement or (z) any other provision that could interfere with the consummation of the transactions contemplated by this Agreement; provided, further, that the foregoing restriction shall not, for the avoidance of doubt, restrict the incurrence, assumption, issuance or guarantee of any indebtedness to the extent such actions are taken by any Fund (or at any Portfolio Investment or other Subsidiary of any Fund) and do not involve any incurrence, assumption, issuance or guarantee of indebtedness for borrowed money by any Acquired Company (other than the approval of such action by such Fund by its general partner);

(xvi) commence, settle, release or forgive any Proceeding (including any Proceeding involving any Fund, but excluding any ordinary course Proceedings involving any Portfolio Investments or Subsidiaries of any Fund) that (A) requires aggregate payments in excess of $1,000,000, (B) requires any payments after the Closing, (C) does not include a complete release of claims, (D) includes an admission of wrongdoing with respect to the Acquired Companies or their Affiliates, (E) is with any Governmental Authority or (F) results in the imposition of any restrictions upon any Acquired Company or any Fund’s business (other than customary confidentiality obligations), in each case other than any Proceeding related to Transaction Litigation, which shall be governed by Section 6.09;

(xvii) except as required pursuant to the terms of any Contract to which an Acquired Company is party as of the date of this Agreement, (A) accelerate (or reduce) or take any action that would accelerate (or reduce) the payment or receipt of any management fees or other amounts payable by a Client to any Acquired Company, excluding any reduction as a result of the direct or indirect disposition of any investments in the ordinary course by any Client, (B) settle, waive, forgive any amount owed to the Company, except in the ordinary course of business, or (C) grant any material refunds, credits, rebates, allowances to customers;

(xviii) enter into any agreement that (i) limits, curtails or restricts the kinds of businesses or activities which may be undertaken by any Acquired Company or (ii) would, in accordance with its terms, bind or impose obligations on Parent or any of its Affiliates or any vehicle managed, sponsored or controlled by any of the foregoing (other than any Acquired Company) following the Closing, in each case, other than (x) customary confidentiality agreements or (y) to the extent that any such limitations, restrictions or obligations only bind or impose obligations on a Portfolio Investment and not on any Acquired Company;

(xix) [reserved];

(xx) with respect to the Acquired Companies, commit to, authorize or enter into any agreement in respect of, any capital expenditure (or series of commitments to make such capital expenditures), other than (x) capital expenditures in an amount not to exceed $50,000 per month in the aggregate and (y) as required under any Fund Documentation in connection with such Fund’s Sponsor Commitment;

(xxi) enter into any new line of insurance business or discontinue any line of insurance business in BIGRM; or

(xxii) enter into any agreement, or otherwise become obligated, to do (or provide authorization for) any action prohibited under this Section 6.01(a).

(b) Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Acquired Companies prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

(c) Parent agrees that, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.01, except (i) as required by Applicable Law, (ii) as expressly contemplated by this Agreement or (iii) with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), each of Parent and each Merger Sub shall not:

(i) amend Parent’s or either Merger Subs’ certificate of incorporation, bylaws or operating agreements in a manner (A) that would be disproportionate and materially adverse to the rights of the holders of Company Common Stock and OpCo Class A Units (after giving effect to the Mergers and who have the right to receive the Corporate Merger Consideration and LLC Merger Consideration) relative to the other holders of Parent Common Stock or (B) would prevent, materially delay or materially impair the ability of Parent and the Merger Subs to perform their obligations under this Agreement or to consummate the Transactions;

(ii) other than the Corporate Merger and LLC Merger contemplated hereby, adopt a plan of voluntary complete or partial liquidation or dissolution with respect to the Merger Subs; or

(iii) enter into any agreement, or otherwise become committed, to do (or provide authorization for) any action prohibited under this Section 6.01(c).

(d) Promptly following the date of this Agreement, Parent and the Company shall jointly establish a committee which shall include at least two appointed representatives from each of Parent and the Company (the “Transaction Committee”).

(i) The Transaction Committee shall meet (which meeting may be digital and need not be in person) on a weekly basis until the Closing Date at a time agreed by the committee (or as otherwise mutually agreed by the members of the Transaction Committee). The Transaction Committee shall provide a forum to discuss (to the extent helpful but subject always to, and in accordance with the relevant provisions of this Agreement) matters arising pursuant to this Agreement, including (1) in relation to the pre-Closing conduct of the Acquired Companies, the provisions set out in Section 6.01, and (2) the co-ordination and facilitation of the parties’ compliance with their undertakings in relation to obtaining all third-party Consents, and more generally, ensuring the preservation of the Company’s investor base.

(ii) The Transaction Committee shall serve as a mere discussion forum and shall not have any decision-making powers to resolve any matters on behalf of the parties hereto; provided, however, that (i) Parent will designate at least two individuals (and notify the Company in writing of such individuals) to the Transaction Committee from either of whom the Company may seek approval to undertake any actions not otherwise permitted to be taken under Section 6.01 of this Agreement, and will ensure that such persons (or substitute(s) therefor notified to the Company in accordance with Section 9.01) will attend the Transaction Committee meetings and respond, on behalf of the Parent, to the Company’s requests in an expeditious manner but in any event, no later than three Business Days from delivery of the Company’s request by email to such designees or as contemplated by Section 9.01.

(iii) Except as set out otherwise in this Agreement, the Transaction Committee shall determine how it shall conduct its proceedings to review, discuss and consider the matters set out in Section 6.01(b) and such determinations may be amended or supplemented by the Transaction Committee from time to time.

Section 6.02 No Solicitation.

(a) Except as permitted by this Section 6.02, during the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.01, the Company shall not, and shall (x) cause its Subsidiaries and their respective directors and officers and employees not to and (y) use its reasonable best efforts to cause its and its Subsidiaries other Representatives not to, (i) solicit, initiate, seek or knowingly encourage or knowingly facilitate any Acquisition Proposal or any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any information relating to the Acquired Companies to, knowingly cooperate in any way with, or afford access to the books or records or officers of the Acquired Companies to any Third Party, in each case, with respect to an Acquisition Proposal; provided, that notwithstanding the foregoing, the Company shall be permitted to (A) grant a waiver of any “standstill” or similar agreement or obligation of any Third Party with respect to the Acquired Companies solely to the extent necessary to allow such Third Party to submit an Acquisition Proposal on a confidential basis in accordance with this Agreement, (B) notify such Third Party that the provisions of this Section 6.02 prohibit any such discussions or negotiations or (C) seek to clarify and understand the terms and conditions of any inquiry, proposal or offer made by any Third Party solely to determine whether such inquiry, proposal or offer constitutes or could reasonably be expected to lead to a Superior Proposal, (iii) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement with respect to any Acquisition Proposal other than an Acceptable Confidentiality Agreement in accordance with Section 6.02 (an “Alternative Acquisition Agreement”), or (iv) resolve, agree, authorize or commit to do any of the foregoing.

(b) Immediately following the execution of this Agreement, the Company shall, and shall (x) cause its Subsidiaries and their respective directors and officers to and (y) use its reasonable best efforts to cause its and its Subsidiaries other Representatives to, (i) immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any Third Party with respect to an Acquisition Proposal, (ii) deliver a written notice to each Person that entered into a confidentiality agreement relating to an Acquisition Proposal within the 180 days preceding the date of this Agreement requesting the prompt return or destruction of all confidential information previously furnished to any Person pursuant to such confidentiality agreement within such 180-day period, and (iii) terminate or cause to be terminated any Third Party’s and its Affiliates’ and Representatives’ access to any data room or other depository of information maintained by or on behalf of the Company and its Subsidiaries for purposes of facilitating an Acquisition Proposal.

(c) Notwithstanding anything to the contrary contained in this Agreement, if, solely during the period prior to adoption of this Agreement by the Required Company Stockholder Approval, (i) the Company or any of its Subsidiaries has received a bona fide written Acquisition Proposal from a Third Party which did not result from a material breach of this Section 6.02 and (ii) the Special Committee (or the Company Board, acting upon the direction of the Special Committee) determines in good faith, after consultation with its financial and outside legal advisors, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, then the Company and its Representatives may (x) enter into an Acceptable Confidentiality Agreement with such Third Party and/or its Affiliates and Representatives and furnish non-public information, and afford access to the books or records or officers of the Acquired Companies, to such Third Party and its Affiliates and Representatives and (y) engage in discussions and negotiations with such Third Party and its Affiliates and Representatives with respect to the Acquisition Proposal; provided, that any non-public information concerning the Acquired Companies made available to any Third Party shall, to the extent not previously made available to Parent, be made available to Parent substantially concurrently with it being made available to such Third Party. Notwithstanding anything to the contrary set forth in this Section 6.02 or elsewhere in this Agreement, the Company, its Subsidiaries and its Representatives may, in any event (without the Special Committee having to make the determination in clause (ii) of the preceding sentence), in response to a bona fide written Acquisition Proposal from a Third Party which did not result from a material breach of this Section 6.02, contact such Third Party solely to (i) determine whether such person intends to provide any documents (or additional documents) containing the terms and conditions of such Acquisition Proposal, or (ii) seek to clarify and understand the terms and conditions of any Acquisition Proposal made by such Third Party solely to determine whether such Acquisition Proposal constitutes, or is reasonably expected to lead to, a Superior Proposal.

(d) Except as expressly permitted by this Section 6.02(d) or Section 6.02(e), neither the Company Board nor the Special Committee shall (i) withhold, withdraw, modify, or propose publicly to withhold, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation; (ii) fail to include the Company Board Recommendation in the Proxy Statement; (iii) approve, declare advisable or recommend, or publicly propose to approve, declare advisable or recommend, any Acquisition Proposal made or received after the date hereof, (iv) subject to Section 6.02(g), if an Acquisition Proposal has been structured as or a tender offer or exchange offer that constitutes an Acquisition Proposal for any outstanding shares of Company Capital Stock is commenced, fail to publicly reaffirm the Company Board Recommendation and recommend against acceptance of such Acquisition Proposal, tender offer or exchange offer by its stockholders within ten (10) Business Days after commencement (any of the actions described in clauses (i) through (iv) of this Section 6.02(d) an “Adverse Recommendation Change”); or (v) cause or permit the Company to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Required Company Stockholder Approval, the Special Committee (or the Company Board, acting upon the direction of the Special Committee) shall be permitted, subject to compliance with Section 6.02(e), (x) to cause the Company to, and the Company shall be permitted to, terminate this Agreement to concurrently enter into a definitive Alternative Acquisition Agreement and/or (y) to effect any Adverse Recommendation Change. For the avoidance of doubt, nothing in this Section 6.02(d) shall be deemed to prohibit, and no Adverse Recommendation Change shall be deemed to have occurred in connection with, any of the actions permitted by Section 6.02(g).

(e) The Special Committee (or the Company Board, acting upon the direction of the Special Committee) shall not be entitled to effect an Adverse Recommendation Change or cause the Company to terminate this Agreement pursuant to Section 8.01(h) unless:

(i) (A) the Company has provided, at least four (4) Business Days (as it may be extended or continued, the “Adverse Recommendation Change Notice Period”) in advance, written notice (a “Notice of Adverse Recommendation Change”) to Parent that the Company intends to take such action (it being understood that the delivery of a Notice of Adverse Recommendation Change and any amendment or update thereto, the determination to so deliver such notice, amendment or update and the Special Committee’s making of any non-public recommendation to the Company Board with respect thereto will not, by itself, constitute an Adverse Recommendation Change), which notice includes written notice of the material terms of the Superior Proposal and a copy of the most current version of the written agreement relating to such Superior Proposal which enabled the Special Committee (or the Company Board, acting upon the direction of the Special Committee) to make the determination that the Acquisition Proposal is a Superior Proposal, (B) during the Adverse Recommendation Change Notice Period following the time of Parent’s receipt of the Notice of Adverse Recommendation Change, the Company shall, and shall cause its Representatives to, be reasonably available to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Transactions so that such Superior Proposal ceases to constitute a Superior Proposal or, in the case of any Adverse Recommendation Change that is not related to a Superior Proposal, as would permit the Special Committee (or the Company Board, acting upon the direction of the Special Committee), (consistent with its fiduciary duties under Applicable Law) to not make an Adverse Recommendation Change; and (C) following the end of the Adverse Recommendation Change Notice Period described in the preceding clause (B), the Special Committee (or the Company Board, acting upon the direction of the Special Committee) shall have determined in good faith, after consultation with its financial and outside legal advisors, taking into account any changes to this Agreement and the Transactions offered in a written offer by Parent in response to the Notice of Adverse Recommendation Change or otherwise, that the Superior Proposal giving rise to the Notice of Adverse Recommendation Change continues to constitute a Superior Proposal or, as applicable, in the case of any Adverse Recommendation Change that is not related to a Superior Proposal, that the failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary duties under Applicable Law (it being understood and agreed that any amendment or modification of such Superior Proposal shall require a new Notice of Adverse Recommendation Change with a new Adverse Recommendation Change Notice Period of four (4) Business Days); or

(ii) (A) an Intervening Event has occurred; (B) the Special Committee (or the Company Board, acting upon the direction of the Special Committee) has determined in good faith, after consultation with its financial and outside legal advisors, that the failure to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties under Applicable Law; (C) the Company has provided, at least four (4) Business Days’ written notice (a “Notice of Intervening Event”) to Parent that the Company intends to take such action (it being understood that the delivery of a Notice of Intervening Event and any amendment or update thereto and the determination to so deliver such notice, amendment or update will not, by itself, constitute an Adverse Recommendation Change), which notice includes reasonably detailed information describing the Intervening Event; (D) during the Adverse Recommendation Change Notice Period following the time of Parent’s receipt of the Notice of Intervening Event, the Company shall, and shall cause its Representatives to, be reasonably available to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Transactions in response to such Intervening Event; and (E) following the end of such Adverse Recommendation Change Notice Period, the Special Committee (or the Company Board, acting upon the direction of the Special Committee) shall have determined in good faith, after consultation with its financial and outside legal advisors, taking into account any changes to this Agreement and the Transactions offered in writing by Parent in response to the Notice of Intervening Event, that the failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary duties under Applicable Law.

(f) From and after the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated in accordance with Section 8.01, (i) as promptly as practicable (and in any event within twenty-four (24) hours) after receipt of any Acquisition Proposal or any request for information or inquiry that could reasonably be expected to lead to an Acquisition Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry and the identity of the party making such Acquisition Proposal, request or inquiry, and (ii) the Company shall provide Parent as promptly as reasonably practicable (and in any event within forty-eight (48) hours) with written notice setting forth such information as is necessary to keep Parent reasonably informed of any material oral or written communications regarding, and the status and material details (including amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry and if in writing unredacted copies of all writings or media (whether or not electronic) containing any terms or conditions of any Acquisition Proposal or Alternative Acquisitions Agreements.

(g) Nothing contained in this Agreement shall prohibit the Company, the Company Board or the Special Committee, directly or indirectly through its Representatives, from (i) taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to the Company’s stockholders) or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, that any such disclosure does not otherwise constitute an Adverse Recommendation Change, or (ii) making any other communication to the Company’s stockholders if (in the case of this clause (ii)) the Special Committee has determined in good faith, after consultation with its financial and outside legal advisors, that the failure to do so would be inconsistent with the directors’ fiduciary duties under Applicable Law; provided, however, that in no event shall the Company, the Company Board, the Special Committee or their respective Representatives make any Adverse Recommendation Change other than in accordance with Section 6.02(e).

Section 6.03 Governmental Consents and Filings.

(a) Subject to Section 6.03(c), the parties shall, and shall cause their respective Affiliates to, use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under Applicable Laws, including Antitrust Laws, or otherwise to consummate and make effective the Transactions as promptly as practicable, (ii) obtain from Governmental Authorities all Governmental Permits required to be obtained by the parties, or any of their respective Subsidiaries or Affiliates, including those required to be obtained under the Applicable Laws set forth on Section 6.03(a) of the Company Disclosure Letter, and avoid any Proceeding by any Governmental Authority (including in connection with Antitrust Laws), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and (iii) (A) as promptly as reasonably practicable, and in any event within thirty (30) Business Days after the date hereof, make all necessary filings, and thereafter make any other submissions, with respect to this Agreement required or advisable under the HSR Act, (B) as promptly as reasonably practicable after the date hereof, and in any event within twenty (20) Business Days after the date hereof, file, or cause to be filed with the Utah Insurance Department (the “Utah Department”), a “Form A” application for approval of acquisition of control of BIGRM by Parent, together with all required exhibits, information, affidavits, and certificates (other than biographical affidavits, fingerprints and financial information regarding any Persons which shall be filed within thirty (30) Business Days after the date hereof), that are required to be filed in connection with the transactions contemplated by this Agreement (the “Form A Filing”), and (C) as promptly as reasonably practicable after the date hereof, and in any event within twenty (20) Business Days after the date hereof, make all necessary filings, and thereafter make any other submissions, with respect to this Agreement required or advisable under any other Applicable Law. The Company and Parent shall furnish to each other all information required for any application or other filing under any Applicable Law in connection with the Transactions. Parent shall provide OpCo with (i) a draft of the Form A Filing (and each amendment or supplement thereto) and allow OpCo the opportunity to review the draft form and to consult with Parent on, and consider in good faith, any issues arising as a result of OpCo’s review prior to the submission by Parent to the Utah Department of the Form A Filing; provided, however, the Form A Filing shall not contain any amendments or modifications to the business plan of BIGRM that has been previously filed with the Department or any other changes that are not reasonably necessary to memorialize the Parent’s control of BIGRM after the Closing, in each case to the extent such amendment, modifications or changes would reasonably be expected to delay the Utah Department’s approval of the Transactions as applicable to BIGRM, (ii) copies of the Form A Filing and each amendment or supplement thereto in final form promptly following the submission thereof to the Utah Department and (iii) a copy of all written communications regarding the Form A Filing between Parent and the Utah Department; provided, however, in each case, Parent shall not be required to provide OpCo with any personally identifiable information or personal financial information in respect of any individual or any information or materials that are legally privileged or competitively sensitive.

(b) Subject to Section 6.03(c), without limiting the generality of anything contained in this Section 6.03, each party hereto shall, and shall cause its Affiliates to: (i) give the other parties prompt notice of the making or commencement of any Proceeding by a Governmental Authority with respect to the Transactions; (ii) keep the other parties promptly informed as to the status of any such Proceeding; (iii) as promptly as practicable (and in any event within one (1) Business Day after receipt of any written communication) inform the other parties of any material written communication to or from any Governmental Authority regarding the Transactions; (iv) respond as promptly as practicable to any additional requests for information, documents or testimony received from any Governmental Authority with respect to the Transactions or filings contemplated by Section 6.03(a) (in each case to the extent permitted by Applicable Law and the applicable Governmental Authority); provided, that information required to be provided pursuant to this section may be redacted (1) as necessary to comply with Applicable Law, and (2) as necessary to address reasonable privilege concerns; provided, further, that (x) a party may reasonably designate any competitively or commercially sensitive material provided to another party under this section as “Outside Counsel Only,” (y) each party shall not be required to provide information regarding any individual beneficial owner of such party, of a Fund or a Parent Fund to the other parties, and (z) information required to be provided under this Section 6.03 shall not include information regarding Persons other than Parent and its Subsidiaries unless such information is readily available to Parent and not confidential personal information of a natural person (or family or trust of a natural person) (provided that, Parent shall send a request to such natural person or such natural person’s family or trust for such information); and (v) use reasonable best efforts to (A) obtain all Governmental Permits that are necessary, proper or advisable under any Applicable Laws, including Antitrust Laws, to consummate the Transactions and (B) defend any Proceeding challenging the Transactions, including seeking to have vacated, lifted, reversed or overturned any Governmental Order (whether temporary, preliminary or permanent) that is in effect and that could delay, restrict, prevent or prohibit consummation of the Transactions; provided no party hereto shall commence (including any appeals) any Proceeding with respect thereto without the other party’s consent. Each party hereto will, and will cause its Affiliates to, consult and cooperate with the other parties and consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Authority in connection with the Transactions. In addition, except as prohibited by any Governmental Authority or by Applicable Law, in connection with any such Proceeding, each party hereto will permit Representatives of the other parties to be present at each meeting or conference relating to obtaining Governmental Permits or any such Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with obtaining Governmental Permits or any such Proceeding.

(c) In furtherance of the agreements set forth in this Section 6.03, Parent shall, if necessary to avoid, prevent, eliminate or remove the actual or threatened commencement of any Proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would (or to obtain the agreement or consent of any Governmental Authority to the Transactions the absence of which would) delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions, offer, propose, negotiate, agree to, commit to and effect, by consent decree, hold separate order or otherwise, (i) the sale, transfer, divestiture, license or other disposition of any assets, businesses, commercial relationships or interests of the Acquired Companies, (ii) conduct of business restrictions, or limitations on freedom of action, with respect to any assets, businesses, commercial relationships or interests of the Acquired Companies, (iii) the amendment of any business venture or other arrangement of the Acquired Companies, and (iv) any other remedy, condition, commitment or undertaking of any kind with respect to any assets, businesses, commercial relationships or interests of the Acquired Companies (the actions described in the foregoing clauses (i) through (iv), the “Remedy Actions”), provided, however, notwithstanding the other provisions of this Section 6.03 or any other provision of this Agreement, nothing shall require or be construed to require (a) Parent to (and without the prior written consent of Parent, no Acquired Company shall) (1) take any Remedy Action that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations or financial condition of the Acquired Companies, taken as a whole, or (2) divest any portfolio investment or portfolio investment of any account, fund or other investment vehicle sponsored or managed by them or take any other action with respect to such portfolio investments, in each case to the extent such action would be a breach of fiduciary duties to its clients with respect to investment activities; or (b) any member of the Apollo Group (other than, for the avoidance of doubt the Acquired Companies) to take any action of the type described in the definition of Remedy Action (replacing references to the Acquired Companies with the Apollo Group).

(d) This Section 6.03 shall not apply to the obtaining of Client Consents, which shall be governed exclusively by Section 6.12.

(e) Parent shall be solely responsible for and pay all filing fees incurred by any party in connection with obtaining Governmental Permits in connection with the Transactions; provided that any consents or approvals of the type described in Section 6.12 shall not be subject to this Section 6.03(e).

(f) Parent shall not between the date of this Agreement and the Effective Time, directly or indirectly, acquire, purchase, lease or license (or agree to acquire, purchase, lease or license), by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, with the specific intention to: (i) cause a delay in obtaining, or materially increase the risk of not obtaining, any Governmental Permit in connection with the Transactions or (ii) restrict, prevent, prohibit, impede, interfere with or materially delay the consummation of the Transactions.

Section 6.04 Proxy Statement and Registration Statement.

(a) As promptly as reasonably practicable (but in any event no later than forty (40) calendar days following the date of this Agreement), Parent shall file or cause to be filed with the SEC the Registration Statement and the Company and Parent shall jointly prepare (i) the prospectus of Parent included in the Registration Statement for the issuance of the Parent Common Stock (the “Parent Prospectus”) and (ii) the proxy statement of the Company for the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement” and, together with the Parent Prospectus, the “Joint Proxy Statement/Prospectus”). Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act, and the Joint Proxy Statement/Prospectus to be cleared by the SEC and its staff under the Exchange Act, as promptly as practicable after such filing, and to keep the Registration Statement effective so long as necessary to consummate the Mergers. Unless an Adverse Recommendation Change has been made in accordance with Section 6.02, the Joint Proxy Statement/Prospectus shall include the Special Committee Recommendation and the Company Board Recommendation in any iteration of the Joint Proxy Statement/Prospectus filed in preliminary or definitive form. Each party shall (i) promptly notify the other parties upon the receipt (and in any event within twenty-four (24) hours of such receipt) of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Joint Proxy Statement/Prospectus or the Registration Statement, as applicable, and shall promptly provide the other parties (and in any event within twenty-four (24) hours of such receipt) with copies of all correspondence between such first party and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. If a party receives comments from the SEC (or the staff of the SEC) on the Joint Proxy Statement/Prospectus or the Registration Statement, as applicable, each of the parties shall use their reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Joint Proxy Statement/Prospectus or the Registration Statement, as applicable. Parent shall advise the Company, promptly after the receipt of notice thereof, of the time of effectiveness of the Registration Statement, and the issuance of any stop order relating thereto or the suspension of qualification of the shares of Parent Common Stock for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall take any other action required to be taken under the Securities Act, the Exchange Act, NYSE rules and regulations, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Mergers (other than qualifying to do business in any jurisdiction in which it is not now so qualified), and the Company shall furnish to Parent all information concerning the Company and the Company’s stockholders as may be reasonably requested in connection with any such actions. The Company and Parent shall prepare the Joint Proxy Statement/Prospectus, and Parent shall prepare the Registration Statement, in each case, in compliance as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. Without limiting any other provision herein, the Joint Proxy Statement/Prospectus and the Registration Statement will contain such information and disclosure reasonably requested by Parent or the Company so that the Registration Statement conforms in form and substance to the requirements of the Securities Act and the Joint Proxy Statement/Prospectus conforms in form and substance to the requirements of the Exchange Act.

No filing of or mailing of the Joint Proxy Statement/Prospectus or the Registration Statement (or, in each case, any amendment or supplement thereto) or response to any comments of the SEC (or the staff of the SEC) with respect thereto shall be made by, in the case of the Joint Proxy Statement/Prospectus, the Company or its Affiliates without the prior written (email being sufficient) approval of Parent (which shall not be unreasonably withheld, conditioned or delayed) and in the case of the Registration Statement, Parent without the prior written (email being sufficient) approval of the Company (which shall not be unreasonably withheld, conditioned or delayed), and each of the Company and Parent shall provide the other with a reasonable opportunity to review and comment thereon; provided, however, that the Company may amend or supplement the Proxy Statement without the prior written consent of Parent in the event of an Adverse Recommendation Change.

(b) Each of Parent and the Company shall, as promptly as possible (and in any event no later than twenty (20) calendar days following the date of this Agreement), furnish to the other all reasonably required information concerning Parent and the Merger Subs, on the one hand, or the Acquired Companies and its Affiliates, on the other hand, as applicable, as may be reasonably requested by the Company or Parent, as applicable, in connection with the Joint Proxy Statement/Prospectus or Registration Statement, as applicable, including such information that is required by the Exchange Act, the rules and regulations promulgated thereunder or other Applicable Law to be set forth in the Joint Proxy Statement/Prospectus or Registration Statement, as applicable, and shall otherwise assist and cooperate with the other party in the preparation of the Joint Proxy Statement/Prospectus, or the Registration Statement, as applicable and the resolution of comments from the SEC (or the staff of the SEC). If the SEC (or the staff of the SEC) comments on the Joint Proxy Statement/Prospectus or the Registration Statement, Parent or the Company, as applicable, shall, to the extent applicable and upon a good-faith and reasonable request of the Company or Parent, as applicable, confirm and/or supplement the information relating to Parent, Merger Sub Inc. or Merger Sub LLC, on the one hand, and the Acquired Companies and its Affiliates, on the other hand, in each case supplied by Parent or the Company, as applicable, for inclusion in the Joint Proxy Statement/Prospectus or Registration Statement, as applicable, in each case, sufficiently in advance of the mailing of the Joint Proxy Statement/Prospectus be included therein. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Joint Proxy Statement/Prospectus, or the Registration Statement, as applicable unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate.

(c) In accordance with the Company’s organizational documents, the Company shall use reasonable best efforts to, in consultation with Parent, (x) establish a record date for and give notice of a meeting of its stockholders, which record date shall be prior to the effectiveness of the Registration Statement, for the purpose of voting upon the adoption of this Agreement (including any adjournment or postponement thereof, the “Company Stockholder Meeting”), (y) commence a broker search (and any additional broker searches, if necessary) pursuant to Section 14a-13 of the Exchange Act and (z) as promptly as reasonably practicable after the Registration Statement is declared effective, and, in any event, within five (5) Business Days after the Registration Statement is declared effective, file the Joint Proxy Statement/Prospectus in definitive form with the SEC and mail to the holders of Company Common Stock as of the record date for notice established for the Company Stockholder Meeting the Joint Proxy Statement/Prospectus (such date, the “Proxy Date”). The Company shall duly call, convene and hold the Company Stockholder Meeting as promptly as reasonably practicable after the Proxy Date; provided, however, that the Company may postpone, recess or adjourn the Company Stockholder Meeting: (i) with the consent of Parent, (ii) for the absence of a quorum (in which case the Company shall use its reasonable best efforts to obtain such quorum as promptly as practicable) or (iii) if, after consultation with Parent, the Company believes in good faith that such postponement, recess or adjournment is reasonably necessary to (A) solicit additional proxies for the purpose of obtaining the Required Company Stockholder Approval, or (B) allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Special Committee or the Company Board, acting upon direction from the Special Committee, has determined in good faith (after consultation with its outside legal counsel) is necessary under Applicable Laws or fiduciary duty and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting; provided, further, that, in the case of clauses (ii) and (iii), without the written consent of Parent, in no event shall the Company Stockholder Meeting be (I) postponed more than a total of three (3) times, (II) held on a date later than the earlier of (x) twenty (20) Business Days after the date for which the Company Stockholder Meeting was originally scheduled prior to such postponement or adjournment (in the case of clause (iii)(B) excluding any postponements or adjournments required by applicable Law or fiduciary duty) and (y) three (3) Business Days before the End Date or (III) postponed if such doing so would require the setting of a new record date. If the Company Stockholder Meeting is postponed, the Company shall convene or reconvene, as applicable, the Company Stockholder Meeting at the earliest practicable date on which the Company Board reasonably expects to have sufficient affirmative votes to obtain the Required Company Stockholder Approval. Unless the Special Committee or the Company Board, acting upon direction from the Special Committee, shall have effected an Adverse Recommendation Change in accordance with Section 6.02, the Company shall use its reasonable best efforts to solicit proxies in favor of the adoption of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Stockholder Meeting if this Agreement is terminated in accordance with Article VIII. Without the prior written consent of Parent or as otherwise required by applicable Law, the matters contemplated by this Agreement shall be the only matters (other than matters of procedure and matters required by Applicable Law to be voted on by the Company’s stockholders in connections therewith) that the Company shall propose to be voted on by the Company’s stockholders at the Company Stockholder Meeting and, except as may be required by Applicable Law or Governmental Order, the Company shall not hold or convene any meeting of stockholders prior to the Company Stockholder Meeting. The Company shall provide reasonable updates to Parent with respect to the proxy solicitation for the Company Stockholder Meeting (including interim results) as reasonably requested by Parent.

(d) If the Company or Parent, as applicable, determines that it is required to file any document other than the Joint Proxy Statement/Prospectus or Registration Statement, as applicable, with the SEC in connection with the Mergers or other Transactions pursuant to Applicable Law (such document, as amended or supplemented, an “Other Required Filing”), then the Company or Parent, as applicable, shall use its reasonable best efforts to promptly prepare and file such Other Required Filing to comply in all material respects with the applicable requirements of the Exchange Act and other Applicable Law. Except in connection with an Adverse Recommendation Change or thereafter, the Company shall not file any Other Required Filing with the SEC without the written approval of Parent (which shall not be unreasonably withheld, conditioned or delayed), and the Company shall provide Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company shall give good faith consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel. Parent shall not file any Other Required Filing with the SEC without the written approval of the Company (which shall not be unreasonably withheld, conditioned or delayed), and Parent shall provide the Company and its counsel a reasonable opportunity to review and comment thereon, and Parent shall give good faith consideration to all reasonable additions, deletions or changes suggested by the Company or its counsel; provided, that, notwithstanding the foregoing, Parent shall not be required to provide the Company with an opportunity to review and comment on any portion of any Other Required Filing being filed by Parent which solely reflects information which is substantially similar to information that has been previously disclosed in other Parent SEC Documents (including, for the avoidance of doubt, the Joint Proxy Statement/Prospectus or Registration Statement).

(e) If at any time prior to the Effective Time any event, circumstance or information relating to the Company or Parent or any of the Company’s or Parent’s Subsidiaries, or their respective officers or directors, or relating to any information supplied by Parent or the Company for inclusion in the Joint Proxy Statement/Prospectus or the Registration Statement, is discovered by the Company or Parent, respectively, which, pursuant to the Exchange Act, is required to be set forth in an amendment or a supplement to such document, such party shall promptly inform the other parties hereto and, subject to Section 6.04(d), an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the Company’s stockholders. Each party agrees to correct any information provided by it for use in the Joint Proxy Statement/Prospectus or the Registration Statement which shall have become false or misleading.

Section 6.05 Access to Information. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall, and shall cause its Subsidiaries to, afford to Parent and its Representatives reasonable access (upon reasonable advance written notice), during normal business hours, in such manner as to not unreasonably interfere with the normal operation of the Acquired Companies, to their respective properties, books and records, and shall furnish such Representatives with existing financial and operating data and other information concerning the affairs of the Acquired Companies as such Representatives may reasonably request in writing, in each case, for the purpose of consummating the Transactions contemplated hereby; provided, that (a) nothing herein shall require the Acquired Companies to disclose any information to Parent or its Representatives if such disclosure would, in the reasonable judgment of the Company’s outside legal counsel, violate Applicable Law or the provisions of any Contract (including any confidentiality agreement or similar agreement or arrangement) to which any Acquired Company is a party as of the date hereof or cause the loss of any attorney-client or other legal privilege or similar protection; and (b) the Acquired Companies shall only be required to afford Parent access to the Leased Real Property and shall not be required to afford Parent access to any properties owned by any Fund or managed by the Acquired Companies; provided, further that, the Company shall cooperate with Parent to establish an appropriate confidentiality procedure or other work-around to provide Parent with the broadest access to information practicable under the circumstances, in each case in a manner that preserves such compliance with Applicable Law, with provisions of any such Contract or such privilege. The Companies shall have the right to have one or more Representatives present at all times during any visits, examinations, discussions or contacts contemplated by this Section 6.05. All information obtained by Parent, the Merger Subs and their respective Representatives shall be subject to the Confidentiality Agreement. No investigation or access permitted pursuant to this Section 6.05 shall affect or be deemed to modify any representation or warranty made by the Company hereunder. Parent will use its reasonable best efforts to minimize any disruption to the respective business of the Acquired Companies that may result from requests for access under this Section 6.05 and, the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible, would not be permitted under Applicable Law as a result of COVID-19 or would jeopardize the health and safety of any Company Service Provider.

Section 6.06 Confidentiality; Public Announcements. Except as otherwise contemplated by Section 6.02(g) (and, for the avoidance of doubt, nothing herein shall limit the rights of the Company, the Company Board or the Special Committee under Section 6.02), prior to the Effective Time, so long as an Adverse Recommendation Change has not occurred, the parties shall consult with each other before issuing any press release or public announcement with respect to this Agreement or the Transactions, and none of the parties or their Affiliates shall issue any such press release or public announcement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Applicable Law, Governmental Order or applicable stock exchange rule or any listing agreement of any party hereto; provided, that the other party has been given reasonable opportunity to review and comment on such required disclosure. The Company may, without Parent’s or Merger Sub’s consent, communicate to its and its Subsidiaries’ employees, customers, Clients, suppliers and consultants in a manner consistent with a communication previously agreed to by Parent and the Company. Notwithstanding anything to the contrary set forth therein or herein, the Confidentiality Agreement shall continue in full force and effect until the Closing. Nothing in this Section 6.06 shall limit the ability of any party hereto to make additional disclosures that are consistent in all but de minimis respects with the prior public disclosures regarding the Transactions.

Section 6.07 Indemnification of Officers and Directors.

(a) The parties agree that to the fullest extent not prohibited by Applicable Law, from and after the Effective Time, all rights to indemnification, exculpation and advancement of expenses now existing under the organizational documents, and all indemnification agreements set forth on Section 6.07 of the Company Disclosure Letter, of the Acquired Companies in favor of any individual who, at the Effective Time, is entitled to exculpation, indemnification and advancement of expenses thereunder (collectively, the “D&O Indemnified Persons”) with respect to their activities as such prior to the Effective Time, as provided in such organizational documents and indemnification agreements, shall survive the Effective Time and continue in full force and effect for a period of six (6) years from the Closing Date; provided that, in the event any claim or claims are asserted or made within such survival period, all such rights to indemnification in respect of any claim or claims shall continue until the final disposition of such claim or claims. Without limiting the foregoing, Parent shall cause the Acquired Companies (A) to maintain for a period of not less than six (6) years from the Effective Time provisions in their respective organizational documents concerning the indemnification and exculpation of (and provisions relating to expense advancement to) the D&O Indemnified Persons at any time prior to the Closing that are no less favorable to those Persons than the organizational documents of the Acquired Companies, as applicable, in each case, as of the date of this Agreement (and made available to Parent prior to the date of this Agreement) and (B) not to amend, repeal or otherwise modify such provisions in any respect that would materially adversely affect the rights of those Persons thereunder, in each case, except as required by Applicable Law. From and after the Effective Time, (i) the Company agrees that, as the Surviving Corporation, it shall, and (ii) OpCo agrees that, as the Surviving LLC, it shall, in each case of the foregoing clauses (i) and (ii) (as applicable), indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses) each D&O Indemnified Person against any costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any threatened, pending or completed Proceeding, whether civil, criminal, administrative or investigative, arising out of, related to or by reason of the fact that he or she is or was a director, manager or officer of any Acquired Company and arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by the organizational documents of the Acquired Companies, as applicable, in effect as of the date of this Agreement (and made available to Parent prior to the date of this Agreement) and subject to Applicable Law; provided that any such Person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not entitled to indemnification under Applicable Law.

(b) Prior to the Effective Time, the Company shall cause coverage to be extended under the current directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (including errors and omissions policies) (collectively, the “D&O Insurance”) by obtaining at or prior to the Closing Date a prepaid, non-cancelable six (6)-year “tail” policy (containing terms not less favorable than the terms of such current insurance coverage) with respect to matters existing or occurring at or prior to the Effective Time provided, that, in no event shall the total cost of such “tail” policy exceed an amount equal to three hundred percent (300%) of the average aggregate annual premium paid by the Acquired Companies since 2021 for their D&O Insurance policies and fiduciary liability insurance policies (including errors and omissions policies) (the “Premium Cap”); provided, further, that if the amount of such “tail” policy exceeds the Premium Cap, the Company shall obtain a policy with the greatest coverage available for a cost not exceeding the Premium Cap. If any threatened, pending or completed Proceeding is asserted or made against those Persons who are currently covered by the Acquired Companies’ directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (including errors and omissions policies) on or prior to the sixth (6th) year anniversary of the Effective Time, any insurance required to be maintained under this Section 6.07 shall be continued in respect of such claim until the final disposition thereof. Prior to the Closing, the Company shall reasonably cooperate with Parent with respect to the insurance requirements set forth in this Section 6.07.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 6.07 shall survive the consummation of the Corporate Merger and the LLC Merger and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and the Surviving LLC. In the event that Parent, the Surviving Corporation or the Surviving LLC or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, consummates any division transaction or conversion or consummates a transfer or conveyance of properties and assets to any Person, in each case, which would reasonably be expected to render the Surviving Corporation or the Surviving LLC, as applicable, to be unable to fulfill its obligations pursuant to this Section 6.07, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent, the Surviving Corporation or the Surviving LLC, as the case may be, shall succeed to the obligations set forth in this Section 6.07. The provisions of this Section 6.07 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Person and his or her heirs and executors.

Section 6.08 Section 16 Matters. Prior to the Effective Time, the Company Board (or an appropriate committee thereof) shall take such actions as are required to cause the disposition of Company Common Stock, Company Stock Awards or other securities in connection with the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act.

Section 6.09 Stockholder Litigation. Prior to the Effective Time, the Company shall notify Parent promptly of the commencement of any Proceeding brought or threatened in writing against the Acquired Companies or any of their respective directors or executive officers relating to the transactions contemplated hereby (the “Transaction Litigation”) and shall promptly advise Parent of any material developments with respect to, and keep Parent reasonably informed with respect to, the status thereof. The Company shall be entitled to direct and control the defense of any such Transaction Litigation; provided, however, Parent may reasonably participate (but not control) (subject to a customary joint defense agreement) in the defense and any negotiations or settlement discussions of any Transaction Litigation at its own expense and the Company shall give reasonable consideration to Parent’s advice with respect to such Transaction Litigation. The Company shall not, and shall cause its Representatives not to, settle or agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with any Transaction Litigation without Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned). Each of the parties shall cooperate and cause their respective Subsidiaries to, as applicable, cooperate and shall use its reasonable best efforts to cause its Representatives to cooperate, in the defense of any litigation contemplated by this Section 6.09.

Section 6.10 Employee Matters.

(a) From and after the Effective Time and for a period ending twelve (12) months following the Effective Time, Parent shall provide or cause its Subsidiaries, including the Surviving Corporation, to provide to each Continuing Employee who remains employed with Parent or any Subsidiary of Parent with (i) base salary or wage rate, as applicable, that is not less than the base salary or wage rate (as applicable) provided to such Continuing Employee immediately prior to the Effective Time, (ii) target cash incentive compensation opportunities that are substantially comparable to those in effect prior to the Effective Time, including, for 2025, mid and end of year cash bonus payments as in effect prior to the Effective Time at target levels provided, however, with respect to compensation opportunities relating to fiscal year 2026 and thereafter, such cash incentive compensation payable for 2026 may be settled pursuant to Parent’s customary incentive compensation program (which includes cash and restricted stock units), (iii) health and welfare benefits (excluding any equity-based compensation, nonqualified deferred compensation, defined benefit pension, post-employment or retiree health or welfare, change in control, severance or retention benefits (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to those provided to the Continuing Employees immediately prior to the Effective Time, and (iv) severance benefits that are no less favorable than the severance benefits set forth in Section 6.10(a)(ii) of the Company Disclosure Letter and (v) tax-qualified defined contribution retirement benefits that are at least substantially comparable to those provided to Parent’s other similarly situated employees.

(b) With respect to benefit plans maintained by Parent or any of Parent’s Subsidiaries, including the Surviving Corporation (including any vacation and paid time-off but excluding the Excluded Benefits), for all purposes, including determining eligibility to participate, level of benefits (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical or other similar benefits) and vesting, each Continuing Employee’s service with any Acquired Company, as reflected in the Company’s records, shall be treated as service with Parent or any Subsidiaries of Parent, including the Surviving Corporation, but solely to the extent that service was credited to such Continuing Employee for such purposes under a comparable Company Benefit Plan immediately prior to the Closing Date; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c) Parent shall use reasonable best efforts to, or shall cause Parent’s Subsidiaries (including the Surviving Corporation) to use reasonable best efforts to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of Parent’s Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause Parent’s Subsidiaries, including the Surviving Corporation, to use reasonable best efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employees (and dependents) will be eligible to participate from and after the Effective Time.

(d) Without limiting Section 6.10(a), following the Effective Time, Parent will use reasonable best efforts to implement or cause the Surviving Corporation or its Affiliates to implement the employee compensation matters set forth on Section 6.10(d) of the Company Disclosure Letter.

(e) If requested by Parent in writing delivered to the Company not less than ten (10) Business Days prior to the Closing Date, the Company shall, or shall cause the Acquired Companies to, (i) take any actions necessary to terminate the Acquired Companies’ 401(k) plans (the “401(k) Plans”), with such termination to be effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time and (ii) no later than two days prior to the Closing Date, provide Parent with evidence that the 401(k) Plans have been terminated pursuant to resolutions of the board of directors of the Acquired Companies (effective as of the day immediately preceding the Closing Date), the form and substance of which shall be subject to reasonable review and comment by Parent.

(f) The provisions of this Section 6.10 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.10 shall create such rights in any such Persons. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to terminate the employment of any Continuing Employee at any time and for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to continue any Company Benefit Plans, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Time; or (iii) amend any Company Benefit Plans. Nothing in this Section 6.10 shall limit any rights of any Company Service Provider pursuant to an employment or other agreement.

Section 6.11 Third Party Consents. Prior to the Closing Date, the Company shall use reasonable best efforts to obtain any consents or provide any notices required in connection with the Transactions under the Contracts reasonably requested by Parent (including, for the avoidance of doubt, the agreements set forth on Section 6.11 of the Company Disclosure Letter); provided that (a) neither the Acquired Companies nor the Apollo Group, and their respective Affiliates, shall be obligated or permitted to pay any consideration or grant any concession in value to a Third Party to whom such consent is requested and, (b) for the avoidance of doubt, the obtaining of any such consent shall not be a condition to Closing.

Section 6.12 Client Consents.

(a) The Company shall, and shall cause the other Acquired Companies to, use reasonable best efforts to obtain, as promptly as reasonably practicable after the date hereof, the consent of each Client, including, as applicable, the consent of any applicable requisite percentage of the board of directors, advisory committee, investment committee, or investors of such Client, to (i) the deemed “assignment” (within the meaning of the Investment Advisers Act) of such Client’s Investment Advisory Contract, (ii) the Transactions (to the extent required by any applicable Contract with such Client in addition to the preceding clause (i) and set forth opposite such Client’s name on Section 6.12(a) of the Company Disclosure Letter, (iii) the Fund Documentation Amendments, in the case of clauses (i) and (ii), in the manner contemplated by Section 6.12(a) of the Company Disclosure Letter, and (iv) with respect to new Clients with Investment Advisory Contracts entered into after the date hereof, the “deemed assignment” (within the meaning of the Investment Advisers Act) of such Client’s Investment Advisory Contract in accordance with such Clients Investment Advisory Contract and Applicable Law (each such consent set forth in the foregoing clauses (i), (ii) and (iv), a “Client Consent”). Notwithstanding the foregoing, each of the Company and Parent acknowledge that, in the event that after using reasonable best efforts to obtain the applicable Client Consent with respect to any Fund Documentation Amendment, the Company does not receive the requisite Client Consent with respect to such Fund Documentation Amendment, the Company shall not be required to continue seeking consent from such Client for such Fund Documentation Amendment if such efforts would reasonably be expected to prevent such Client’s Client Consent with respect to the Transactions or materially delay the Closing.

(b) In furtherance of the foregoing, as promptly as practicable, and in any event within twenty (20) Business Days, following the date of this Agreement, the Company shall send, or cause to be sent, a written notice, in a form to be mutually agreed by Parent and the Company (a “Company Transaction Notice”) with (i) such additional disclosure as shall be provided by Parent (with such additional disclosure being subject to the Company’s prior written consent (not to be unreasonably withheld, delayed or conditioned)) and (ii) the Fund Documentation Amendments, as applicable, to each Client or, in the case of any Client that is a Fund, from whom consent of the limited partners or other investors of such Fund is required, the limited partners or other investors of such Fund. The Company shall provide to Parent for review and approval in advance of distribution (which approval shall not be unreasonably withheld, conditioned or delayed), copies of any substantive notices or other materials to be distributed by any Acquired Company to any Client (or any director, advisory committee member or investor therein), in connection with obtaining any Client Consent, in each case, other than materials that are substantively similar to the Company Transaction Notice or prior materials already approved by Parent. In connection with the Client Consents with respect to the Fund Documentation Amendments, each of the Company and Parent shall, and shall cause their respective Affiliates to, cooperate with each other in good faith and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to mutually agree to the form of Fund Documentation Amendments with respect to each Client (and the parties agree Parent shall prepare and propose the initial drafts of the Fund Documentation Amendments for review by and discussion with the Company) and, subject to clause (a) above, take such other action as such other party may reasonably require in order to effectuate the Fund Documentation Amendments and obtain the consent of the Clients with respect to the Fund Documentation Amendments applicable to such Client. The form of the Fund Documentation Amendments shall address only the matters set forth on Section 6.12(b) of the Company Disclosure Letter; provided that the Company shall consider in good faith any additional Fund Documentation Amendments reasonably proposed by Parent, and shall seek the consent of the applicable Clients for such additional Fund Documentation Amendment(s) unless the Company reasonably determines, following consultation with Parent, that such additional Fund Documentation Amendment(s) would be expected to (i) prevent such Client’s Client Consent with respect to the Transactions or (ii) materially delay the Closing.

(c) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.01, the Company shall keep Parent reasonably informed of the status of obtaining the Client Consents and shall, upon Parent’s request, without duplication of Section 6.12(b), provide to Parent copies of any material written communications with any Client (including the directors, advisory committee members and investors thereof), other than any informal inquiries or similar immaterial communications, with respect to the Transactions and the Client Consent process (including the receipt of written notice from any director, advisory committee member or investor in any Client that such director, advisory committee member or investor is not providing or conditioning its consent to the consummation of the Transactions contemplated by this Agreement). Following the mailing or initial distribution of the Company Transaction Notices, the Company shall provide Parent a weekly update regarding the status of the Client Consents, and shall provide, on a weekly basis, copies of all executed Client Consent documents.

(d) Parent shall reasonably cooperate with the Acquired Companies as may be reasonably requested by the Company in connection with the seeking of the Client Consents (including by providing any information relating to the Transaction or Parent’s operation of the Acquired Companies following the Closing, in each case as reasonably requested by the Company in connection with the foregoing with respect to Parent or its Affiliates, including any customary due diligence or other information reasonably requested by any Client relating to the Parent or its Affiliates). Except as consented to by the Company in writing (which shall not be unreasonably withheld, conditioned or delayed), and except for any contact or communication initiated by any Client (or investor therein), any officer, director, managing member or general partner of any Client (or investor therein) or any advisory committee or similar body with respect to any Client, Parent shall not, and Parent shall cause its officers, directors, employees and other agents and representatives not to, communicate with any Client (or investors therein), any officer, director, managing member or general partner of any Client (or investors therein) or any advisory committee or similar body with respect to any Client in connection with the Transactions, including for the purpose of soliciting Client Consents. For the avoidance of doubt, nothing contained herein shall restrict any contact or communication by Parent or any of its Affiliates or any officer, director, employee or other agent or representative of any of them in the ordinary course of business and not in connection with the Transactions. Each of Parent and the Company shall not, and the Company and Parent shall cause their respective officers, directors, employees and other agents and representatives not to, request any Client (or investor therein), any officer, director, managing member or general partner of any Client (or investor therein) or any advisory committee or similar body with respect to any Client to withhold, withdraw or revoke a Client Consent.

(e) Notwithstanding any other provisions of this Agreement, except with the prior written consent of Parent, the Company shall not, and shall cause each other Acquired Company, and its and their respective Representatives, not to, (i) make any payment to, or grant any other economic concession (including any obligation of any Acquired Company, Parent or any of their respective Affiliates to make any payment or assume or incur any other obligation or liability) to, any Client or the board of directors or trustees or investors thereof, (ii) reduce (or offer to reduce), cap, waive, reimburse or otherwise modify any fee payable by (or in respect of) any Client (other than as required by and in accordance with any existing Contract with such Client), or (iii) other than in the case of a de minimis amendment or modification that would not reasonably be expected to adversely impact the economic value of the applicable Client relationship, amend or modify (or offer to amend or modify) an Investment Advisory Contract or any Fund Documentation (other than as set forth in the Fund Documentation Amendments).

(f) For any new Client with whom an Investment Advisory Contract is entered into after the date hereof, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to ensure that such new Investment Advisory Contract will not by its terms terminate (or give rise to a termination right) as a result of the consummation of the Transactions and shall use reasonable best efforts to obtain the written consent of the applicable Client to the Transactions, including the assignment (or deemed assignment under the Investment Advisers Act) of such Investment Advisory Contract as a result of the consummation of the Transactions.

Section 6.13 Notices of Certain Events. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of written notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent would be reasonably likely to cause any condition set forth in Article VII to be unsatisfied. Parent shall give the Company prompt written notice of any Proceedings commenced or, to Parent’s Knowledge, threatened against, relating to or involving Parent or any of its Subsidiaries, which relate to this Agreement or the Transactions.

Section 6.14 Stock Exchange Delisting and Listing. Prior to the Effective Time, the Company shall cooperate with Parent and shall use its reasonable best efforts to cause the Company’s securities to be de-listed from NYSE and de-registered under the Exchange Act as promptly as practicable following the Effective Time in compliance with Applicable Law. Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Mergers to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 6.15 The Merger Subs. Parent will take all actions necessary to (a) cause each Merger Sub to perform its obligations under this Agreement and to consummate the Corporate Merger and the LLC Merger, as the case may be, on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time and LLC Merger Effective Time, the Merger Subs shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement.

Section 6.16 Tax Matters.

(a) OpCo Closing of the Books. The parties shall give effect to the LLC Merger and the conversion of the OpCo Class A Common Units to the LLC Merger Consideration pursuant to this Agreement as of the Closing Date and shall cause OpCo (and any of OpCo’s Subsidiaries that are treated as a partnership for U.S. federal income tax purposes) to allocate all items of income, gain, loss, deduction and credit for the taxable year of such Acquired Company in which the Closing Date occurs to its applicable members in accordance with (as applicable) Section 706 of the Code based on a closing of the books as of the close of business on the Closing Date.

(b) OpCo Representative. Adam O’Farrell is hereby constituted and appointed as agent and attorney-in-fact for and on behalf of each limited partner of OpCo, solely for purposes of this Section 6.16 (the “OpCo Representative”). The OpCo Representative will not be liable for any act done or omitted under this Agreement as the OpCo Representative while acting in good faith, and any act taken or omitted to be taken pursuant to the advice of counsel will be conclusive evidence of such good faith.

(c) Pre-Closing Pass-Through Tax Returns. From and after the Closing, the OpCo Representative shall cause KPMG to prepare, at OpCo’s expense, and Parent shall timely file (or cause to be timely filed) (taking into account all valid extensions of time to file) all Pass-Through Tax Returns that relate solely to taxable periods ending on or prior to the Closing Date (the “Member Returns”). Parent will prepare (or cause to be prepared), and timely file (or cause to be timely filed) (taking into account all valid extensions of time to file), all Pass-Through Tax Returns that relate to a Pre-Closing Tax Period or Straddle Period other than any Member Returns (the “Parent Returns”, and together with the Member Returns, the “Pre-Closing Returns”). All Pre-Closing Returns shall be prepared in a manner consistent with the past practice of OpCo, the Intended Tax Treatment and the Final Allocation, except as provided by Applicable Law or as provided herein. The party required to prepare any Pre-Closing Returns pursuant to this Section 6.16(c) (the “Preparing Party”) shall provide a copy of such Pre-Closing Returns to the other party (the “Reviewing Party”) at least thirty (30) calendar days prior to the due date of such Pre-Closing Return for such Reviewing Party’s review and comment, and shall consider in good faith any reasonable comments of such Reviewing Party with respect to such Pre-Closing Returns that are provided by such Reviewing Party to the Preparing Party at least twenty (20) calendar days prior to the due date for filing such Pre-Closing Returns (taking into account all valid extensions of time to file). Parent and the OpCo Representative shall use good faith efforts to resolve any dispute regarding the preparation of any Pre-Closing Returns.

(d) Post-Closing Actions. From and after the Closing, except (A) as contemplated by this Agreement or (B) with the express written consent of the OpCo Representative (such consent not to be unreasonably withheld, conditioned, or delayed), neither Parent nor any of its Affiliates (including the Company and OpCo following the Closing) shall, with respect to OpCo (i) take any action on the Closing Date after the Closing other than in the ordinary course of business and as expressly contemplated by this Agreement, (ii) amend any Pass-Through Tax Return with respect to a Pre-Closing Tax Period, (iii) make, change or revoke any Tax election with respect to a Pass-Through Tax Return that has retroactive effect to a Pre-Closing Tax Period or (iv) extend or waive, or cause to be extended or waived, any statutory period of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period in respect of Pass-Through Tax Returns (other than with respect to automatic extensions reasonably made in the ordinary course of business), in each case of clauses (ii) through (iv) to the extent doing so could reasonably be expected to result in increased income Taxes to the holders of OpCo Units (other than the Company).

(e) Pass-Through Tax Contests. In the event of any audit, inquiry, examination, assessment, adjustment, proceeding or similar event with respect to any Pass-Through Tax Return that relates to a Pre-Closing Tax Period (a “Tax Proceeding”), Parent shall control and shall be entitled to amend any Tax Returns in connection with such Tax Proceeding; provided that if Parent determines in its reasonable discretion that a Tax Proceeding is reasonably likely to result in a material Tax liability to any holder of OpCo Units, (i) the OpCo Representative shall have the right (but not the duty) to participate in the defense of such Tax Proceeding and to employ counsel, solely at such holders’ expense, separate from the counsel employed by Parent or its Affiliates and (ii) neither Parent nor any of its Affiliates shall enter into any settlement of or otherwise compromise such Tax Proceeding without the prior written consent of the OpCo Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(f) Push-Out Election. Notwithstanding anything to the contrary in this Agreement, Parent and its Affiliates agree to not cause OpCo to make a “push out” election described in Section 6226(a) of the Code (or similar provision of state or local Tax Law) with respect to any Tax Proceeding that could result in an imputed underpayment of OpCo for any Pre-Closing Tax Period.

(g) Cooperation. Parent and its Affiliates (including the Company and OpCo after the Closing) shall cooperate as and to the extent reasonably requested by the OpCo Representative in connection with the preparation and filing of Tax Returns and in connection with any Proceedings relating to Taxes of or with respect to OpCo. Such cooperation shall include the retention and (upon the OpCo Representative’s request) the provision of records and information that are reasonably relevant to any such audit or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(h) OpCo Tax Allocations. The parties agree to allocate the LLC Merger Consideration (and all other relevant items, including OpCo’s liabilities, that are properly taken into account in determining consideration for U.S. federal income Tax purposes) (the “OpCo Tax Consideration”) among the assets of OpCo and any of OpCo’s Subsidiaries that is treated as (i) a disregarded entity for U.S. federal income tax purposes or (ii) a partnership for U.S. federal income tax purposes that has a Section 754 election in effect for the taxable year that includes the Closing Date, in accordance with Section 751, 755 and 1060 of the Code (and any similar provision of state, local, or non-U.S. Law, as appropriate) (the “Allocations”). OpCo shall prepare a first draft of the Allocations and such draft Allocations shall be delivered by OpCo to the OpCo Representative, within thirty (30) days after Closing. The OpCo Representative will propose to OpCo any changes to such Allocations in writing within thirty (30) days after the date of delivery of such draft Allocations to the OpCo Representative in accordance with the preceding sentence, and the parties will use reasonable best efforts to agree upon a final binding Allocations (the “Final Allocation”) within thirty (30) days after the date of any requested changes by the OpCo Representative. In the event that the parties cannot agree on any disputed items or amounts in order to determine the allocation of the applicable OpCo Tax Consideration, following such thirty (30) day period, the OpCo Representative and OpCo will select an independent accounting or financial consulting firm of recognized national standing who shall act as an expert and not an arbiter, to resolve such dispute. Parent, OpCo, the Company, the holders of OpCo Units, and their respective Affiliates shall report and file Tax Returns (including, to the extent applicable, Internal Revenue Service Form 8594 or 8308, as applicable), consistent with the Final Allocation; provided, however, that neither party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings in connection with the Final Allocation.

(i) 754 Election. The parties agree that OpCo (and any of OpCo’s Subsidiaries that are treated as a partnership for U.S. federal income tax purposes) shall have a valid election under Section 754 of the Code in effect for the taxable year of OpCo (or such Subsidiary) that includes the Closing Date. The parties agree to use reasonable best efforts to cause any other Person in which OpCo owns a direct or indirect equity interest (other than a Subsidiary) that is treated as a partnership for U.S. federal income tax purposes to have a valid election under Section 754 of the Code in effect for the taxable year of such Person that includes the Closing Date. For purposes of this Section 6.16(i), “Subsidiary” means any Person as to which OpCo (i) owns, directly or indirectly, or otherwise controls, more than 50% of the voting power or other similar interests of such Person or (ii) is the sole general partner interest, or managing member or similar interest, of such Person.

(j) Intended Tax Treatment.

(i) The parties shall treat, for U.S. federal, state and other relevant income Tax purposes: (A) the Corporate Merger as a “reorganization” within the meaning of Section 368(a) of the Code, (B) the LLC Merger as a sale of the OpCo Class A Common Units in a transaction described in Section 741 of the Code (and any similar applicable state or local provisions of Tax Law), (C) the tax year of OpCo as not closing as a result of the LLC Merger and (D) OpCo as not terminating pursuant to Section 708 of the Code (clauses (A) through (D), the “Intended Tax Treatment”). None of the parties nor any of their Affiliates shall take any position for U.S. federal income Tax purposes (and applicable state and local Tax purposes) on any applicable Tax Return or in any applicable Tax contest or audit or in any communication (whether written or unwritten) with any applicable Governmental Authority inconsistent with the Intended Tax Treatment unless required by a “final determination” within the meaning of Section 1313 of the Code (or any similar provision of state, local or non-U.S. Law).

(ii) This Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) with respect to the Corporate Merger.

(iii) Each of the parties will (and will cause its respective Subsidiaries to) use its reasonable best efforts to cause the Corporate Merger to qualify, and will not take or knowingly fail to take (and will cause its Subsidiaries not to take or knowingly fail to take) any actions that would, or would reasonably be expected to, prevent or impede the Corporate Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the parties will notify the other parties promptly after becoming aware of any reason to believe that the Corporate Merger may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(iv) Each of the parties shall reasonably cooperate and use its reasonable best efforts in connection with the issuance of any tax opinions by their respective tax counsel in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement/Prospectus with respect to the qualification of the Corporate Merger as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the issuance of any such tax opinion by either parties’ tax counsel, (i) the Company shall use reasonable best efforts to deliver to the relevant counsel a duly authorized and executed officer’s certificate, dated as of the Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement/Prospectus), containing such customary representations as shall be reasonably necessary or appropriate to enable such counsel to render such opinion (the “Company Officer’s Tax Certificate”), and (ii) Parent shall use reasonable best efforts to deliver to the relevant counsel a duly authorized and executed officer’s certificate, dated as of the Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement/Prospectus), containing such customary representations as shall be reasonably necessary or appropriate to enable such counsel to render such opinion (the “Parent Officer’s Tax Certificate”), and Parent and the Company shall provide such other information as reasonably requested by the relevant counsel for purposes of rendering such opinion (or any opinions to be filed in connection with the Registration Statement or the Joint Proxy Statement/Prospectus).

(v) Each party acknowledges and agrees that its obligations to effect the Transactions are not subject to the receipt by the Company of a tax opinion with respect to the Intended Tax Treatment.

(k) Tax Sharing Agreements. All Tax sharing agreements or similar agreements (other than the Second A&R TRA) with respect to or involving OpCo or any Acquired Company, on the one hand, and any holder of OpCo Units (other than the Company) or any of their respective Affiliates, on the other hand, shall be terminated as of the Closing, and, after the Closing, OpCo or applicable Acquired Company shall not be bound thereby or have any liability thereunder.

Section 6.17 Merger Sub Stockholder Consent. Immediately following the execution and delivery of this Agreement, Parent shall, in its capacity as the sole stockholder of Merger Sub Inc., execute and deliver to Merger Sub Inc. and the Company a written consent approving the adoption of this Agreement and the consummation of the Transactions in accordance with the DGCL.

Section 6.18 Further Assurances. Each of the parties agrees that, upon the reasonable request of any other party from time to time and without further cost or expense to the other, it shall execute and deliver, or cause to be executed and delivered, such further instruments and take such other actions as may be necessary or desirable to carry out the Transactions or to vest, perfect or confirm of record or otherwise in (x) the Surviving Corporation any and all right, title and interest in, to and under any asset acquired or to be acquired by the Surviving Corporation as a result of or in connection with the Corporate Merger, or (y) the Surviving LLC any and all right, title and interest in, to and under any asset acquired or to be acquired by the Surviving LLC as a result of or in connection with the LLC Merger. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub Inc., any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub Inc., any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Corporate Merger. At and after the LLC Merger Effective Time, the officers and directors of the Surviving LLC shall be authorized to execute and deliver, in the name and on behalf of OpCo or Merger Sub LLC, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of OpCo or Merger Sub LLC, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving LLC any and all right, title and interest in, to and under any of the rights, properties or assets of the Surviving LLC acquired or to be acquired by the Surviving LLC as a result of, or in connection with, the LLC Merger.

Section 6.19 Credit Facilities Prepayment. The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to deliver to Parent at least three (3) Business Days prior to the Closing Date (with drafts being delivered in advance as reasonably requested by Parent) (a) copies of Payoff Letters (subject to the delivery of funds as arranged by Parent) with respect to the Subject Indebtedness in form reasonably satisfactory to Parent and (b) all documentation relating to the release of all related Liens and guarantees with respect to the Subject Indebtedness (including any mortgage releases and termination statements on Form UCC-3 or other releases); provided, however, that the Company shall not be required to obtain any Payoff Letters that are not conditioned on, and subject to, the occurrence of the Closing.

Section 6.20 Treatment of Company Indebtedness.

(a) Parent and/or each Merger Sub will be permitted to commence and conduct one or more offers to purchase the Existing Notes, including any offer to prepay in accordance with Section 8.7 of the applicable Existing Note Purchase Agreement, any tender offer or any exchange offer of the Existing Notes, and any consent solicitations (each, a “Consent Solicitation”) to obtain any amendments to the Existing Note Purchase Agreements, in each case, as identified by Parent to the Company in writing prior to, on or after the date of this Agreement (any such offer to purchase, tender offer or Consent Solicitation, each, a “Debt Offer” and collectively, the “Debt Offers”), with respect to any or all of the outstanding aggregate principal amount of the Existing Notes identified by Parent to the Company in writing prior to, on or after the date hereof on terms that are acceptable to Parent; provided that Parent shall (1) prepare all necessary and appropriate documentation in connection with the Debt Offer (collectively, the “Debt Offer Documents”), (2) provide the Company a reasonable period of time in advance of Parent or either Merger Sub commencing the applicable Debt Offer to allow the Company and its counsel the opportunity to review and comment on the related Debt Offer Documents, (3) give reasonable and good faith consideration to any comments made or input provided by the Company and its legal counsel, and (4) reasonably consult with the Company regarding the timing and commencement of any Debt Offer and any applicable deadlines. The closing (or, in the case of any Consent Solicitation, operativeness) of the Debt Offers shall be expressly conditioned on the occurrence of the Closing; provided, that the consummation of a Debt Offer with respect to any series of Existing Notes shall not be a condition to the Closing and the Debt Offers shall be funded by amounts provided by Parent or one of its Subsidiaries (including any premium or similar payment required in connection with such Debt Offers). The Debt Offers shall be conducted in compliance with any applicable provisions of the applicable Existing Note Purchase Agreement and with applicable Law, and the Company shall not be required to cooperate with respect to any Debt Offer that is not, in the good faith determination of the Company, in compliance with the applicable Existing Note Purchase Agreement and applicable Laws. The Company shall, and shall cause its Subsidiaries and their respective Representatives to, in each case, use their reasonable best efforts, at Parent’s sole expense, to provide customary cooperation reasonably requested by Parent in connection with any Debt Offer; provided that such requested cooperation does not unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Debt Offer will be selected by Parent, retained by Parent, and their fees and out-of-pocket expenses will be paid directly by Parent. To the extent that the provisions of any Applicable Law conflict with this Section 6.20, Parent and the Company shall comply with the Applicable Law and shall not be deemed to have breached their obligations under this Agreement by such compliance.

(b) In connection with any Consent Solicitation, subject to the receipt of any requisite consents, the Company and OpCo, as applicable, shall execute an amendment to the applicable Existing Note Purchase Agreement governing the applicable series of Existing Notes identified by Parent to the Company in writing prior to, on or after the date hereof in accordance with the applicable Existing Note Purchase Agreement amending the terms and provisions of such Existing Note Purchase Agreement as described in the Debt Offer Documents as reasonably requested by Parent, which amendment shall become operative no earlier than the Effective Time; provided, however, that in no event shall the Company or any of its Subsidiaries or any of their Representatives have any obligation to authorize, adopt or execute any amendments or other agreement that would become operative prior to the Effective Time. The Company shall, and shall cause its Subsidiaries and their respective Representatives to, in each case, use reasonable best efforts to provide all customary cooperation reasonably requested by Parent in connection with the execution of the amendments; provided that such requested cooperation does not unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries. If reasonably requested by Parent, the Company shall use its reasonable best efforts to cause its legal counsel to provide all customary legal opinions required by the applicable Existing Note Purchase Agreement in connection with the transactions contemplated by this Section 6.20(b) to the extent such legal opinions are required to be delivered prior to the Effective Time. Notwithstanding the foregoing, in no event shall the Company or its legal counsel be required to give an opinion as to compliance of a Debt Offer with an applicable Law or, if applicable, the provisions of the applicable Existing Note Purchase Agreement, if in the reasonable opinion of the Company’s legal counsel, the Debt Offer does not comply with such applicable Law or the provisions of the applicable Existing Note Purchase Agreement, as the case may be, or to give an opinion with respect to financing by Parent.

(c) If and as requested by Parent, in lieu of or in addition to Parent commencing or closing a Debt Offer for any series of Existing Notes, the Company shall use its reasonable best efforts, to the extent permitted by such series of Existing Notes and the applicable Existing Note Purchase Agreement, to (A) issue a notice of prepayment for all or a portion of the outstanding aggregate principal amount of such series of Existing Notes, pursuant to the prepayment provisions of the applicable Existing Note Purchase Agreement, and (B) take any other actions prior to, at or after the Effective Time reasonably requested by Parent to facilitate the prepayment of such series of Existing Notes pursuant to the prepayment provisions of the applicable Existing Note Purchase Agreement and the other provisions of such Existing Note Purchase Agreement applicable thereto and the release of any Liens on the assets of the Company and its Subsidiaries arising in connection with such prepayment, provided that (1) any such prepayment shall be funded by Parent (including any premium or similar payment required in connection with such prepayment) whether or not the Transactions are consummated, (2) consummation of any such prepayment shall not be a condition to Closing, and (3) such requested cooperation does not unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries. If reasonably requested by Parent, the Company shall use its reasonable best efforts to cause its legal counsel to provide all customary legal opinions required by the applicable Existing Note Purchase Agreement in connection with the transactions contemplated by this Section 6.20(c) to the extent such legal opinions are required to be delivered prior to the Effective Time. Notwithstanding the foregoing, in no event shall the Company or its legal counsel be required to give an opinion as to compliance of a prepayment for all or a portion of the outstanding aggregate principal amount of any series of Existing Notes with an applicable Law or, if applicable, the provisions of the applicable Existing Note Purchase Agreement, if in the reasonable opinion of the Company’s legal counsel, such prepayment does not comply with such applicable Law or the provisions of the applicable Existing Note Purchase Agreement, as the case may be.

(d) At Parent’s request, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, in each case, use their reasonable best efforts, at Parent’s sole expense, to give notice of this Agreement to the Applicable Rating Agency (as defined in the Existing Note Purchase Agreements) designated by Parent and to provide customary cooperation reasonably requested by Parent in connection with a review of the applicable rating in respect of the Company by such Applicable Rating Agency, including as required by Section 8.7 of the Existing Note Purchase Agreements.

(e) Notwithstanding anything to the contrary set forth in this Section 6.20, neither the Company nor any of its Subsidiaries shall be required to (i) take or permit the taking of any action pursuant to Section 6.20(a), Section 6.20(b) or Section 6.20(c) that (A) would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (B) would require the Company or any of its Subsidiaries to (1) pay any commitment or other similar fee prior to the Effective Time or incur any other expense, liability or obligation in connection with any Debt Offer (in the case of any other such expense, liability or obligation, that is not, subject to the limitations contained therein, subject to reimbursement) or (2) agree to provide any indemnity, (C) would reasonably be expected to cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (D) would cause any condition to the completion of the Merger set forth in Article VII to fail to be satisfied by the Effective Time or otherwise result in a breach of this Agreement by the Company, (E) would result in a violation or breach of, or a default under, any Company Material Contract, the organizational documents of the Company or its Subsidiaries or any applicable Law, or (F) would unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries; (ii) provide access to or disclose information that the Company or any of its Subsidiaries reasonably determines could jeopardize any attorney-client privilege of the Company or any of its Subsidiaries (provided that the Company shall use reasonable best efforts to cause such information to be provided in a manner that would not result in such privilege concerns); or (iii) except as provided in Section 6.20(a), Section 6.20(b) or Section 6.20(c), furnish or cause to be furnished any certificates, legal opinions, negative assurance letters or comfort letters in connection with any Debt Offer or execute any other instruments or agreements in connection therewith.

(f) Parent shall promptly reimburse the Company upon its written request for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with the cooperation provided for in this Section 6.20 and reimburse, indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities and losses suffered or incurred by them in connection with the transactions (other than in the event of Fraud or with respect to information provided by the Acquired Companies and their Affiliates and their respective Representatives) contemplated by this Section 6.20.

Section 6.21 Company Restructuring. Each of Parent, the Company and Opco shall take all actions set forth on Section 6.21 of the Company Disclosure Letter to effectuate the Subsidiary Restructuring and the Pre-Closing Restructuring.

Section 6.22 SEC Correspondence. From and after the date hereof, the Company shall provide Parent with (i) true, correct and complete copies of all material written correspondence and (ii) written summaries of all material oral communications, in each case, between the SEC and the Acquired Companies or any of its Affiliates to the extent such correspondence and communications relate to any investigation, examination or inquiry by the SEC of the Investment Advisers Subsidiaries or the Funds (and in any event within five (5) Business Days) following any receipt or delivery, as applicable, of such correspondence and communications.

ARTICLE VII.

CONDITIONS TO THE CONSUMMATION OF THE TRANSACTION

Section 7.01 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Mergers are subject to the satisfaction (or written waiver by all parties, if permissible under Applicable Law, except with respect to Section 7.01(a) which shall not be waivable) at or prior to the Closing of each of the following conditions:

(a) Required Approvals. The Required Company Stockholder Approval shall have been obtained.

(b) Regulatory Approvals. (i) All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act, and any commitment to, or agreement with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the Transactions, shall have expired or been terminated and (ii) the Governmental Permits required to be obtained under the Applicable Laws set forth on Section 7.01(b) of the Company Disclosure Letter shall have been obtained and shall be in full force and effect without, in the case of the conditions to Parent’s and Merger Subs’ obligations to consummate the Mergers, the imposition of any requirement described in clauses (a) or (b) of the proviso to Section 6.03(c).

(c) No Injunction. The consummation of the Transactions shall not be enjoined, prohibited, prevented or made illegal by any Governmental Order (whether temporary, preliminary or permanent) or other Applicable Law.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall not be the subject of any stop order or pending or threatened in writing Proceedings seeking a stop order.

(e) NYSE Listing. The shares of Parent Common Stock to be issued in the Mergers shall have been authorized for listing on the NYSE, upon official notice of issuance.

Section 7.02 Conditions to the Obligations of Parent and the Merger Subs. The obligations of Parent and the Merger Subs to consummate the Corporate Merger and the LLC Merger are subject to the satisfaction (or waiver by Parent, if permissible under Applicable Law), at or prior to the Closing, of the following further conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties made by the Company in Section 4.01(a), and Section 4.02, Section 4.05(c) (other than as set forth in Section 7.02(a)(ii)), Section 4.05(d), Section 4.05(e)(iii), Section 4.05(f), the first sentence of Section 4.20(a) and Section 4.25 (collectively, the “Company Fundamental Representations”) (without giving effect to any reference to any “Company Material Adverse Effect” or other “materiality” qualifications) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made on the Closing Date, except for representations and warranties that speak as of a particular date, which shall be true and correct in all material respects as of such date;

(ii) each of the representations and warranties made by the Company in Section 4.05(a), Section 4.05(b), the first two sentences of Section 4.05(c) and Section 4.05(e)(ii) shall be true and correct in all but de minimis respects as of the date hereof and as of Closing Date as if made on the Closing Date, except for representations and warranties that speak as of a particular date, which shall be true and correct in all but de minimis respects as of such date;

(iii) each of the representations and warranties made by the Company in the first sentence of Section 4.09 shall be true and correct as of the date hereof and as of the Closing; and

(i) each of the representations and warranties made by the Company in this Agreement (other than the Company Fundamental Representations and the representations and warranties set forth in clauses (ii) and (iii) above) shall be true and correct in all respects (without giving effect to any references to any “Company Material Adverse Effect” or other “materiality” qualifications) as of the date hereof and as of the Closing Date as if made on the Closing Date, in each case, (A) except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date, and (B) except where the failure to be so true and correct has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Covenants. Each of the covenants and obligations that the Company, OpCo or any other Acquired Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) TRA Amendment. The Second A&R TRA shall not have been amended or otherwise modified, and, subject to the subsequent Closing, the Second A&R TRA shall be in full force and effect and binding on each party to the A&R TRA as of immediately prior to the Effective Time in accordance with its terms.

(d) Closing Revenue Run-Rate. The Closing Revenue Run-Rate shall not be less than 85% of the Base Revenue Run-Rate.

(e) Pre-Closing Restructuring. The Pre-Closing Restructuring shall have been completed.

(f) Company Closing Certificate. Parent shall have received a certificate dated as of the Closing Date and executed on behalf of the Company by its Representative (the “Company Closing Certificate”) to the effect that the conditions set forth in Section 7.02(a), Section 7.02(b), Section 7.02(c), Section 7.02(d) and Section 7.02(e) have been satisfied.

Section 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Corporate Merger and the LLC Merger are subject to the satisfaction (or waiver by the Company, if permissible under Applicable Law), at or prior to the Closing, of the following further conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties made by Parent and the Merger Subs in the first sentence of Section 5.01, Section 5.02, and Section 5.12 (collectively, the “Parent Fundamental Representations”) (without giving effect to any reference to any “Parent Material Adverse Effect” or other “materiality” qualifications) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made on the Closing Date, except for representations and warranties that speak as of a particular date, which shall be true and correct in all material respects;

(ii) Each of the representations and warranties made by Parent and the Merger Subs in Section 5.13 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, other than to the extent the failure of such representations and warranties to be true and correct as of the Closing (A) is a result of a change in Applicable Law after the date of this Agreement or (B) solely with respect to the representation in Section 5.13(a), does not cause the Corporate Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

(iii) each of the representations and warranties made by Parent in Section 5.14 shall be true and correct as of the date hereof and as of the Closing; and

(iv) each of the representations and warranties made by Parent and the Merger Subs in this Agreement (other than the Parent Fundamental Representations and the representations and warranties set forth in clauses (ii) and (iii) above) shall be true and correct in all respects (without giving effect to any references to any “Parent Material Adverse Effect” or other “materiality” qualifications) as of the date hereof and as of the Closing Date as if made on the Closing Date, in each case, (A) except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date and (B) except where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Covenants. Each of the covenants and obligations that Parent or the Merger Subs are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) Parent Closing Certificate. The Company shall have received a certificate dated as of the Closing Date and executed on behalf of Parent by its Representative and to the effect that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied (the “Parent Closing Certificate”).

Section 7.04 Frustration of Closing Conditions. Neither Parent nor the Merger Subs may rely on the failure of any condition set forth in Section 7.01 or Section 7.02 to be satisfied if such failure was primarily caused by the failure of Parent, Merger Sub Inc. or Merger Sub LLC to perform any of their respective material obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Section 7.01 or Section 7.03 to be satisfied if such failure was primarily caused by the failure of the Acquired Companies to perform their respective material obligations under this Agreement.

ARTICLE VIII.

TERMINATION

Section 8.01 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Corporate Merger, the LLC Merger and the other Transactions may be abandoned at any time prior to the Effective Time and LLC Merger Effective Time, as applicable, notwithstanding receipt of the Required Company Stockholder Approval, only as follows:

(a) by mutual written agreement of the Company (acting upon the direction of the Special Committee) and Parent;

(b) by either the Company (acting upon the direction of the Special Committee) or Parent, if the Closing shall not have occurred on or before 5:00 p.m. (Mountain time) on the twelve (12) month anniversary following the date hereof (the “End Date”), whether such date is before or after the date of the receipt of Required Company Stockholder Approval; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b) may not be exercised by any party whose failure to perform any covenant or obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Closing to have occurred on or before the End Date;

(c) by either the Company (acting upon the direction of the Special Committee) or Parent, if any Governmental Authority shall have issued, entered, enacted, promulgated or enforced a Governmental Order or other Applicable Law permanently enjoining or otherwise prohibiting, preventing or making illegal the consummation of the Transactions, and such Governmental Order or other Applicable Law, if applicable, shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(c) may not be exercised by any party whose failure to perform any covenant or obligation under this Agreement has been the principal cause of, or resulted in, such Governmental Order or other Applicable Law;

(d) by either the Company or Parent if (i) the Company Stockholder Meeting (including any adjournments or postponements thereof to the extent permitted under this Agreement) shall have been held and completed and the Company’s stockholders shall have voted on a proposal to adopt this Agreement and (ii) this Agreement shall not have been adopted at such meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Stockholder Approval;

(e) by Parent, (i) if there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 7.02(a) and Section 7.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), (ii) Parent shall have delivered written notice to the Company of such Terminating Company Breach, and (iii) such Terminating Company Breach is not capable of cure prior to the date that is three (3) Business Days prior to the End Date or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to the Company and the Company has not commenced curing such Terminating Company Breach; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(e) if Parent, Merger Sub Inc. or Merger Sub LLC is then in breach of any of its covenants or obligations under this Agreement in any material respect;

(f) by the Company (acting upon the direction of the Special Committee), (i) if there is any breach of any representation, warranty, covenant or agreement on the part of Parent, Merger Sub Inc. or Merger Sub LLC set forth in this Agreement such that the conditions specified in Section 7.03(a) and Section 7.03(b) would not be satisfied at the Closing (a “Terminating Parent Breach”), (ii) the Company shall have delivered written notice to Parent of such Terminating Parent Breach, and (iii) such Terminating Parent Breach is not capable of cure prior to the date that is three (3) Business Days prior to the End Date or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to Parent and Parent, Merger Sub Inc. or Merger Sub LLC has not commenced curing such Terminating Parent Breach; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) if the Company is then in breach of any of its covenants or obligations under this Agreement in any material respect;

(g) by Parent, if, prior to receipt of the Required Company Stockholder Approval, an Adverse Recommendation Change shall have occurred; provided that Parent’s right to terminate this Agreement pursuant to this Section 8.01(g) shall expire at 5:00 p.m. (Mountain time) on the tenth (10th) Business Day following the date on which such Adverse Recommendation Change occurs; or

(h) by the Company (acting upon the direction of the Special Committee), at any time prior to the receipt of the Required Company Stockholder Approval, if (i) the Company has received a Superior Proposal after the date of this Agreement, (ii) the Company concurrently enters into, an Alternative Acquisition Agreement to consummate the alternative transaction contemplated by such Superior Proposal, (iii) simultaneously with, and as a condition to, any such termination the Company pays or causes to be paid to Parent (or its designee) the Company Termination Fee and (iv) the Company has complied with Section 6.02 with respect to such Superior Proposal.

(i) The party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give a notice of such termination to the other party setting forth the basis on which such party is terminating this Agreement.

Section 8.02 Effect of Termination. Except as otherwise set forth in this Section 8.02 and Section 8.03, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, stockholders, partners or other equityholders or any Representative of any of the foregoing other than liability of the Company (subject to Section 8.03), Parent, Merger Sub Inc. or Merger Sub LLC, as the case may be, for any Willful Breach of this Agreement or Fraud occurring prior to such termination. In determining losses or damages recoverable upon termination by a party hereto for the other party’s breach, the parties hereto acknowledge and agree that such losses and damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include monetary damages based on the benefit of the bargain and economic benefits lost by such party (taking into consideration relevant matters, including other opportunities and, in the case of the Company and OpCo, the holders of shares of Company Common Stock, OpCo Units and Company Stock Awards, the total amount payable to such holders under this Agreement and lost premium), which shall be deemed to be damages payable to the Company or OpCo, as applicable; provided, that any such damages in respect of any economic benefits or premium lost by (x) the holders of shares of Company Common Stock or Company Stock Awards shall solely be recoverable and enforceable by and owed to the Company and (y) the holders of OpCo Units shall solely be recoverable and enforceable by and owed to OpCo (and, for the avoidance of doubt, shall not be enforceable by such holders). The provisions of Section 6.06, Section 6.20 (solely as it relates to Parent’s expense reimbursement and indemnification obligations), Section 8.02, Section 8.03, Article IX and the Confidentiality Agreement, shall survive any termination of this Agreement.

Section 8.03 Termination Fee.

(a) Company Termination Fee. If, but only if, this Agreement is terminated:

(i) (x) by Parent or the Company pursuant to such Section 8.01(b), Section 8.01(d) or Section 8.01(e) and (y) (A) following the execution and delivery of this Agreement and prior to the termination of this Agreement (or solely with respect to a termination pursuant to Section 8.01(d), prior to the Company Stockholder Meeting), an Acquisition Proposal has been made to the Company or its stockholders (solely with respect to a termination pursuant to Section 8.01(b) or Section 8.01(e)) or has been publicly announced or becomes publicly known and not withdrawn prior to the Company Stockholder Meeting (solely with respect to a termination pursuant to Section 8.01(d)), and (B) within twelve (12) months of the termination of this Agreement, (x) the Company enters into any definitive agreement for the consummation of any Acquisition Proposal and such Acquisition Proposal is subsequently consummated (which may be consummated after such twelve (12) month period) or (y) any Acquisition Proposal is consummated, then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee no later than three (3) Business Days after the first to occur of the events referred to in the foregoing clause (B) (provided, however, that for purposes of this Section 8.03(a)(i), the references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) by Parent pursuant to Section 8.01(g), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee within three (3) Business Days following such termination; or

(iii) by the Company pursuant to Section 8.01(h), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee simultaneously with, and as a condition to, the effectiveness of any such termination.

(iv) Notwithstanding anything to the contrary contained in this Agreement, in the event this Agreement is terminated by the Company for any reason at a time when Parent would have had the right to terminate this Agreement and receive the Company Termination Fee in accordance with clauses (i), (ii) or (iii) above, Parent shall be entitled to receipt of any Company Termination Fee that would have been (or would have subsequently become) payable had Parent terminated this Agreement at such time in accordance with clauses (i), (ii) or (iii) above.

(b) Notwithstanding anything to the contrary in this Agreement, other than with respect to a Willful Breach or Fraud, but subject to Section 9.02, Parent’s right to receive from the Company the Company Termination Fee shall, in circumstances in which the Company Termination Fee is received by Parent, constitute the sole and exclusive remedy of Parent, the Merger Subs and any other Affiliate against (i) the Company, (ii) OpCo and (iii) any of the Company’s or OpCo’s former, current and future Affiliates, assignees, stockholders, partners, other equityholders, controlling Persons and any Representatives of any of the foregoing (the Persons described in clauses (i), (ii) and (iii), collectively, the “Company Parties”) for any breach, loss or damage suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Company Termination Fee and such other amounts, if any, referenced in Section 8.03(d), no Person shall have any rights or claims against the Company Parties under this Agreement or otherwise, whether at Law or equity, in Contract, in tort or otherwise, and the Company Parties shall not have any other liability relating to or arising out of this Agreement or the Transactions. Nothing in this Section 8.03(b) shall in any way expand or be deemed or construed to expand the circumstances in which the Company, OpCo or any other Acquired Company may be liable under this Agreement or the Transactions. For the avoidance of doubt, while Parent or Merger Subs may pursue a grant of specific performance of the type contemplated by Section 9.02, under no circumstances shall Parent or any Merger Sub be permitted or entitled to receive both a grant of specific performance of the type contemplated by Section 9.02 and monetary damages.

(c) Each of the parties acknowledge and agree that the agreements contained in Section 8.02 and Section 8.03 are an integral part of the Transactions, and that, without these agreements, each party would not enter into this Agreement. The parties acknowledge and agree that the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent, Merger Sub Inc. and Merger Sub LLC in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers. The parties acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(d) Any amounts payable pursuant to Section 8.03(a) or this Section 8.03(d) shall be paid by wire transfer of same day funds in accordance with this Section 8.03 to an account designated by Parent at least one (1) Business Day prior to the date such amount is to be paid. If the Company fails to pay when due any amount payable under Section 8.03(a) and in order to collect such amount, Parent commences a Proceeding that results in a Governmental Order against the Company for the Company Termination Fee the Company shall reimburse Parent for all reasonable, documented out-of-pocket costs and expenses (including fees and disbursements of counsel) incurred in connection with such Proceeding, together with interest on the amount due at the prime rate as published in the Wall Street Journal in effect on the date that such payment was required to be made through the date that such payment was actually received, or a lesser rate that is the maximum permitted by Applicable Law (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

ARTICLE IX.

MISCELLANEOUS

Section 9.01 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by nationally recognized overnight delivery service, or (iv) when delivered by email (solely if receipt via email is confirmed via return email from the primary recipient acknowledging receipt), addressed as follows:

if to Parent, Merger Sub Inc. or Merger Sub LLC, to:

Apollo Global Management, Inc.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: David Sambur; Neil Mehta

Email: *

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Ross Fieldston; Joseph Glatt; David Hepp; Ian Hazlett

Email: *

*

if to the Company, to:

Bridge Investment Group Holdings Inc.

111 E. Sego Lily Drive, Suite 400

Salt Lake City, UT 84070

Attention: Robert Morse; Matthew Grant

Email: *

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Attention: Craig Garner; Kevin Reyes; Owen Alexander; Jason Morelli

Email: *

*

and

Cravath, Swaine & Moore LLP

Two Manhattan West, 375 Ninth Avenue

New York, NY 10001

Attention: G.J. Ligelis Jr.

Email: *

or to such other address, or electronic mail address for a party as shall be specified in a notice given in accordance with this Section 9.01; provided that any notice received by electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.01 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.01.

Section 9.02 Remedies Cumulative; Specific Performance. The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of it hereunder to consummate the Transactions). It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

Section 9.03 Expenses. Except as set forth in Section 6.03, Section 6.20 (solely as it relates to Parent’s expense reimbursement and indemnification obligations), Section 8.03(d) and this Section 9.03, each party hereto shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such Transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that except as set forth in Section 3.03(d), Parent, Company and OpCo shall each bear and timely pay all Transfer Taxes incurred in connection with the consummation of the Transactions to the extent such Transfer Taxes are imposed on Parent, Company, or OpCo, as applicable, and the party responsible under Applicable Law for filing Tax Returns with respect to such Transfer Taxes shall prepare and timely file, at its expense, all Tax Returns and other documentation with respect to such Transfer Taxes. The OpCo Representative shall cooperate with Parent and OpCo in their preparation of any such Tax Returns or other documentation with respect to such Transfer Taxes (including any claim for exemption of exclusion from the application or imposition thereof), including by supplying any information in its possession that is reasonably necessary to complete such Tax Returns and the payment of any such Transfer Taxes.

Section 9.04 No Survival of Representations and Warranties. The representations and warranties and covenants and agreements (to the extent such covenant or agreement contemplates or requires performance prior to the Closing) in this Agreement and in any certificate or other writing delivered pursuant hereto by any Person, other than the representations and warranties set forth in Section 4.30 and Section 5.15, shall terminate at the Effective Time or LLC Merger Effective Time, as applicable, or, except as provided in Section 8.02, upon the termination of this Agreement pursuant to Section 8.01, as the case may be, except that this Section 9.03 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, the LLC Merger Effective Time or after termination of this Agreement, including those contained in Section 6.07, Section 6.10 and Section 6.20 (solely as it relates to Parent’s expense reimbursement obligations).

Section 9.05 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time or LLC Merger Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that no amendment or waiver shall be made subsequent to receipt of the Required Company Stockholder Approval which requires further approval of the stockholders of the Company pursuant to the DGCL without such further stockholder approval.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.06 Disclosure Letter References. The parties hereto agree that any reference in a particular Section or subsection of the Company Disclosure Letter or Parent Disclosure Letter, as the case may be, shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section or subsection of this Agreement and (b) any other representations and warranties (or covenant, as applicable) of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenants, as applicable) would be reasonably apparent on its face to an individual who has read that reference and such representations and warranties (or covenants, as applicable). The listing of any matter on a party’s Disclosure Letter shall not be deemed to constitute an admission by such party, or to otherwise imply, that any such matter is material, is required to be disclosed by such party under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in a party’s Disclosure Letter relating to any possible breach or violation by such party of any Contract or Applicable Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in a party’s Disclosure Letter be deemed or interpreted to expand the scope of such party’s representations, warranties and/or covenants set forth in this Agreement.

Section 9.07 Binding Effect; Benefit; Assignment.

(a) This Agreement shall be binding upon, inure solely to the benefit of and be enforceable by each party hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (i) the past, present and future Company Service Providers (and their successors, heirs and Representatives) are intended third-party beneficiaries of, and may enforce, Section 6.07, and (ii) from and after the Effective Time and LLC Merger Effective Time, the holders of shares of Company Common Stock, holders of OpCo Units converted into the right to receive LLC Merger Consideration and holders of Company Stock Awards as of immediately prior to the Effective Time and LLC Merger Effective Time shall be intended third-party beneficiaries solely for the purpose of receiving the consideration that such holder is entitled to pursuant Section 3.01, Section 3.02 or Section 3.06 as applicable.

(b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto by merger, consolidation, division, operation of Law or otherwise without the prior written consent of the other parties. Any purported assignment in violation of this Section 9.07(b) shall be null and void.

Section 9.08 Governing Law. This Agreement and all Proceedings (whether based on Contract, tort or otherwise) arising out of, or related to this Agreement, the Transactions, or the actions of Parent, Merger Sub Inc., Merger Sub LLC or the Company or OpCo in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 9.09 Jurisdiction.

(a) Each of the parties hereto hereby expressly, irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any Federal court of the United States of America sitting in Delaware, and any appellate court from any appeal thereof, in any Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Applicable Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in the Court of Chancery of the State of Delaware or such Federal court and (iv) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such Proceeding in the Court of Chancery of the State of Delaware or such Federal court. Each of the parties hereto agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced by a court of competent jurisdiction in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Each party to this Agreement irrevocably consents to service of process outside the territorial jurisdiction of the courts referred to in this Section 9.09 in any such Proceeding by mailing copies thereof by registered or certified U.S. mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.01. However, nothing in this Agreement will affect the right of any party to this Agreement to serve process on any other party in any other manner permitted by Applicable Law.

Section 9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

Section 9.11 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 9.12 Entire Agreement. This Agreement, the Confidentiality Agreement and each of the documents, instruments and agreements delivered in connection with the Transactions, including each of the Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter, constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder.

Section 9.13 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the end that the Transactions are consummated as originally contemplated to the fullest extent possible.

Section 9.14 Obligations of Merger Subs. Whenever this Agreement requires Merger Sub Inc. and Merger Sub LLC to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub Inc. and Merger Sub LLC, as applicable, to take such action.

Section 9.15 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, each party covenants, agrees and acknowledges that no Persons other than the other parties hereto have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder, and no party has any right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equityholders, controlling persons, directors, officers, employees, agents, affiliates, members, managers or general or limited partners of any of the other parties hereto or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate or agent of any of the foregoing (collectively, with respect to each other party but not including such other party, each, a “Non-Recourse Party”), through the other parties hereto or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of such other parties against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise. Notwithstanding anything to the contrary in this Agreement, no Non-Recourse Party shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages or lost profits, opportunity costs, loss of business reputation, diminution in value or damages based upon a multiple of earnings or similar financial measure which may be alleged as a result of this Agreement or the Transactions, or the termination or abandonment of any of the foregoing.

Section 9.16 Exercise of Discretion. For all purposes hereunder, the Company (prior to the Effective Time) and the Company Board, as applicable, shall act, including with respect to any amendment, consent, permission or waiver or the making of any determination, only as directed by the Special Committee.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

APOLLO GLOBAL MANAGEMENT, INC.

By:	/s/ Whitney Chatterjee
Name: Whitney Chatterjee
Title: Chief Legal Officer

ASPEN PUBCO MERGER SUB 1, INC.

By:	/s/ Whitney Chatterjee
Name: Whitney Chatterjee
Title: Vice President

ASPEN SECOND MERGER SUB, LLC

By:	/s/ Whitney Chatterjee
Name: Whitney Chatterjee
Title: Vice President

[Signature to Agreement and Plan of Merger]

BRIDGE INVESTMENT GROUP HOLDINGS INC.

By:	/s/ Jonathan Slager
Name:	Jonathan Slager
Title:	Chief Executive Officer

BRIDGE INVESTMENT GROUP HOLDINGS LLC

By:	/s/ Jonathan Slager
Name:	Jonathan Slager
Title:	Chief Executive Officer

[Signature to Agreement and Plan of Merger]

OPCO REPRESENTATIVE

By:	/s/ Adam O’Farrell
Name: Adam O’Farrell

[Signature to Agreement and Plan of Merger]

Exhibit 10.1

Execution Version

SECOND AMENDED AND RESTATED TAX RECEIVABLE AGREEMENT

by and among

APOLLO GLOBAL MANAGEMENT INC.,

BRIDGE INVESTMENT GROUP HOLDINGS INC.,

BRIDGE INVESTMENT GROUP HOLDINGS LLC

and

THE MEMBERS (AS DEFINED HEREIN)

FROM TIME TO TIME PARTY HERETO

Dated as of February 23, 2025

i

Exhibits

Exhibit A - Form of Joinder Agreement

ii

SECOND AMENDED AND RESTATED TAX RECEIVABLE AGREEMENT

This SECOND AMENDED AND RESTATED TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of February 23, 2025, is hereby entered into by and among Apollo Global Management Inc. (the “Corporation”), Bridge Investment Group Holdings Inc., a Delaware corporation (“Bridge Corp”), Bridge Investment Group Holdings LLC, a Delaware limited liability company (“Bridge Holdings”), and each of the Members (as defined herein).

RECITALS

WHEREAS, the Members (including their predecessors and assignors) held Units in Bridge Holdings, which is treated as a partnership for U.S. federal income tax purposes;

WHEREAS, Bridge Corp previously issued shares of its Class A common stock in an initial public offering of its Class A common stock (the “IPO”);

WHEREAS, immediately following the consummation of the IPO, Bridge Corp acquired newly issued Units from Bridge Holdings using the net proceeds from the IPO (the “Unit Purchase”);

WHEREAS, immediately following the consummation of the Unit Purchase, Bridge Holdings used a portion of the net proceeds from the IPO received in connection with the Unit Purchase to redeem certain of the Units held by the Members (the “IPO Unit Redemption”);

WHEREAS, as a result of the IPO Unit Redemption, Bridge Corp was entitled to utilize (or otherwise benefit from) Exchange Covered Tax Assets (as defined herein);

WHEREAS, pursuant to the Operating Agreement (as defined herein) (i) Bridge Holdings has redeemed Units from Members for shares of Bridge Corp Class A Common Stock or cash (“Redemptions”) and/or Bridge Corp has acquired Units from Members for shares of Bridge Corp Class A Common Stock or cash (“Direct Exchanges”) and (ii) prior to the LLC Merger Effective Time (as defined in the Merger Agreement) there may be more Redemptions or Direct Exchanges, which, in each case, entitled or will entitle Bridge Corp to utilize (or otherwise benefit from) the Exchange Covered Tax Assets;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Corporation, Bridge Holdings, Bridge Corp, Aspen PubCo Merger Sub 1, Inc., a Delaware corporation, and Aspen Second Merger Sub, LLC, a Delaware limited liability company entered into that certain Agreement and Plan of Merger, dated as of February 23, 2025 (the “Merger Agreement”);

WHEREAS, the Corporation is the common parent of an affiliated group of corporations, within the meaning of Section 1504(a) of the Code, that has elected to file consolidated federal income Tax Returns (such affiliated group of corporations, the “Parent Group”);

1

WHEREAS, pursuant to the LLC Merger (as defined in the Merger Agreement), the Units will convert into the right to receive Parent Common Stock (the “Merger Exchanges”), which will entitle the members of the Parent Group (collectively, the “Parent Group Members”) to utilize (or otherwise benefit from) the Exchange Covered Tax Assets;

WHEREAS, pursuant to the Merger Agreement, Bridge Corp will become a member of the Parent Group for U.S. federal income tax purposes and as a result the Parent Group Members will become entitled to utilize (or otherwise benefit from) the Exchange Covered Tax Assets;

WHEREAS, in connection with the IPO, the parties entered into that certain Tax Receivable Agreement, dated as of June 16, 2021 (such agreement, as amended on January 1, 2022, the “Existing Agreement”), to provide for certain payments and make certain arrangements with respect to any tax benefits to be derived by Bridge Corp as the result of Exchange Covered Tax Assets (as defined herein) and the making of payments with respect thereto; and

WHEREAS, pursuant to, and as inducement to enter into, the Merger Agreement the parties hereto desire to amend and restate the Existing Agreement in its entirety on the terms set forth herein, with such amendment and restatement to become effective upon the Effective Time (as defined in the Merger Agreement).

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

Definitions

SECTION 1.1. Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to (i) the singular and plural, (ii) the active and passive and (iii) for defined terms that are nouns, the verified forms of the terms defined).

“Actual Tax Liability” means, with respect to any Taxable Year, the liability for Covered Taxes of Bridge Corp (with respect to Taxable Years ending on or prior to the Closing Date) or the Parent Group Members (with respect to Taxable Years ending after the Closing Date) (a) appearing on Tax Returns of Bridge Corp or the applicable Parent Group Member (as applicable) for such Taxable Year or (b) if applicable, determined in accordance with a Determination; provided, that for purposes of determining Actual Tax Liability, Bridge Corp or the applicable Parent Group Member shall use the Assumed State and Local Tax Rate for purposes of determining liabilities for all state and local Covered Taxes (including, for the avoidance of doubt, the federal benefit with respect to such state and local Covered Taxes).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

2

“Agreed Rate” means SOFR plus 100 basis points.

“Agreement” is defined in the preamble.

“Amended Schedule” is defined in Section 2.4(b).

“Amount Realized” means, with respect to any Exchange at any time, the sum of (i) the Market Value of the shares of Bridge Corp Class A Common Stock, Parent Common Stock or the amount of cash (as applicable) transferred to a Member pursuant to such Exchange, (ii) the amount of payments made pursuant to this Agreement with respect to such Exchange (but excluding any portions thereof attributable to Imputed Interest) and (iii) the amount of liabilities allocated to the Units acquired pursuant to the Exchange under Section 752 of the Code.

“Apollo Basis Adjustments” has the meaning ascribed to “Basis Adjustments” in the Apollo TRA.

“Apollo TRA” means that certain Amended and Restated Tax Receivable Agreement, dated as of May 6, 2013, as may be amended or modified.

“Apollo Tax Benefit Payment” has the meaning ascribed to “Tax Benefit Payment” in the Apollo TRA.

“Assumed State and Local Tax Rate” means the tax rate equal to the product of (i) Bridge Corp’s (with respect to Taxable Years ending on or prior to the Closing Date) or the applicable Parent Group Member’s (with respect to Taxable Years ending after the Closing Date) income tax apportionment factor for each state and local jurisdiction in which Bridge Corp or the applicable Parent Group Member (as applicable) or Bridge Holdings files income or franchise tax returns for the relevant Taxable Year and (ii) the highest corporate income and franchise tax rate(s) for each such state and local jurisdiction in which Bridge Corp or the applicable Parent Group Member (as applicable) or Bridge Holdings files income tax returns for each relevant Taxable Year.

“Attributable” is defined in Section 3.1(b)(i).

“Audit Committee” means the audit committee of the Board.

“Basis Adjustment” means the increase or decrease to the tax basis of the Reference Assets under Section 732, 734(b), 743(b) or 1012 of the Code (or any similar provisions of state, local or foreign tax Law) as a result of any Exchange or any payment made under this Agreement. For purposes of determining the amount of the Basis Adjustment as a result of any Exchange, the tax basis of the Reference Assets with respect to the Units transferred in an Exchange under Treasury Regulations Section 1.743-1(b) (or any similar provisions of state, local or foreign tax Law), the consideration paid by the Corporation or Bridge Corp (as applicable) for such Units shall be the Amount Realized. Notwithstanding any other provision of this Agreement, the amount of any Basis Adjustment resulting from an Exchange of one or more Units is to be determined as if any Pre-Exchange Transfer of such Units had not occurred.

“Basis Schedule” is defined in Section 2.2(a).

3

“Board” means the Board of Directors of the Corporation.

“Bridge Corp” is defined in the preamble to this Agreement.

“Bridge Corp Class A Common Stock” means the Class A common stock, par value $0.01 per share, of Bridge Corp.

“Bridge Holdings” is defined in the preamble to this Agreement.

“Bridge Holdings Group” means Bridge Holdings and each of its direct or indirect Subsidiaries that is treated as a partnership or disregarded entity for applicable tax purposes (but excluding any such Subsidiary that is directly or indirectly held by any entity treated as a corporation for applicable tax purposes (other than the Corporation and Bridge Corp)).

“Closing Date” has the meaning ascribed to such term in the Merger Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended. Unless the context requires otherwise, any reference herein to a specific section of the Code shall be deemed to include any corresponding provisions of future Law as in effect for the relevant taxable period.

“Control” means the direct or indirect possession of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Corporation” is defined in the preamble to this Agreement.

“Covered Taxes” means any U.S. federal, state and local and foreign taxes, assessments or similar charges that are based on or measured with respect to net income or profits and any interest imposed in respect thereof under applicable Law.

“Cumulative Net Realized Tax Benefit” is defined in Section 3.1(b)(iii).

“Default Rate” means SOFR plus 500 basis points.

“Default Rate Interest” is defined in Section 5.2.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or any similar provisions of state, local or foreign tax Law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for tax.

“Direct Exchange” is defined in the recitals to this Agreement.

“Dispute” is defined in Section 7.7(a).

“Exchange” means (i) any Direct Exchange, (ii) any Redemption, (iii) any transaction using proceeds from the IPO or the Over-Allotment Option (as defined in the Operating Agreement), including the IPO Unit Redemption, that results in a Basis Adjustment, (iv) any distribution (including a deemed distribution) by Bridge Holdings to a Member that results in a Basis Adjustment or (v) any Merger Exchange.

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“Exchange Act” means the Securities and Exchange Act of 1934, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.

“Exchange Covered Tax Assets” means (i) existing Tax basis (including, for the avoidance of doubt, any basis adjustment described in Section 734 of the Code or Section 1.743-1(h) of the Treasury Regulations) in the Reference Assets, determined (A) as of immediately prior to an Exchange, that is allocable to the Units being exchanged by the relevant Member in connection with the relevant Exchange and (B) determined without regard to any dilutive or antidilutive effect of any contribution to or distribution from Bridge Holdings after the relevant Exchange, (ii) Basis Adjustments and (iii) Imputed Interest reasonably determined to be allocable to payments pursuant to this Agreement arising from the items described in clause (i) and (ii). The determination of the portion of existing Tax basis, including, for the avoidance of doubt, any basis adjustment described in Section 1.743-1(h) of the Treasury Regulations, in the Reference Assets that is allocable to Units being exchanged by the Member (and payments made hereunder with respect to such Tax basis) shall be determined in good faith by the Corporation, it being understood that any Tax basis described in Section 1.743-1(h) of the Treasury Regulations shall be allocable to Units held by the Member (or its predecessor) for whom the associated basis adjustment pursuant to Section 743(b) of the Code was made; provided, that in no event will the portions of existing Tax basis in the Reference Assets that are included as Exchange Covered Tax Assets exceed one hundred percent (100%) of the existing Tax basis in the Reference Assets that is allocable to, Bridge Corp, the Corporation and the Parent Group Members at any time. For the avoidance of doubt, Exchange Covered Tax Assets shall include any carryforwards, carrybacks or similar attributes that are attributable to the Tax items described in clauses (i)-(iii). Notwithstanding anything to the contrary, to the extent the Corporation reasonably determines (in consultation with the Members) that the administrative burden and costs associated with calculating the Exchange Covered Tax Assets with respect to any Subsidiary of Bridge Holdings would materially outweigh the Tax Benefit Payment attributable to such Exchange Covered Tax Assets, the Corporation shall be permitted to determine that such Exchange Covered Tax Assets shall not be treated as Exchange Covered Tax Assets for all purposes of this Agreement.

“Existing Agreement” is defined in the recitals to this Agreement.

“Expert” is defined in Section 7.8(a).

“Final Payment Date” means any date on which a Payment is required to be made pursuant to this Agreement. The Final Payment Date in respect of a Tax Benefit Payment is determined pursuant to Section 3.1(a).

“Future TRA” is defined in Section 5.1.

“Holder” has the meaning ascribed to such term in the Apollo TRA.

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“Hypothetical Tax Liability” means, with respect to any Taxable Year, the hypothetical liability of Bridge Corp (with respect to Taxable Years ending on or prior to the Closing Date) or the Parent Group Members (with respect to Taxable Years ending after the Closing Date) that would arise in respect of Covered Taxes, using the same methods, elections, conventions and similar practices used on the actual relevant Tax Returns of Bridge Corp or the applicable Parent Group Member (as applicable) but calculated without taking into account the Exchange Covered Tax Assets; provided, that for purposes of determining the Hypothetical Tax Liability, the combined tax rate for U.S. state and local Covered Taxes (including for purposes of determining the federal benefit with respect to such state and local Covered Taxes) shall be the Assumed State and Local Tax Rate and the Corporation shall be entitled to make reasonable simplifying assumptions in making any determinations contemplated by this definition.

“Imputed Interest” means any interest imputed under Section 483, 1272 or 1274 or any other provision of the Code or any similar provisions of state, local or foreign tax Law with respect to the Corporation’s payment obligations under this Agreement.

“Interest Amount” is defined in Section 3.1(b)(vi).

“IPO” is defined in the recitals to this Agreement.

“IPO Unit Redemption” is defined in the recitals to this Agreement.

“IRS” means the U.S. Internal Revenue Service.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“Joinder Requirement” is defined in Section 7.5(a).

“Law” means all laws, statutes, ordinances, rules and regulations of the U.S., any foreign country and each state, commonwealth, city, county, municipality, regulatory or self-regulatory body, agency or other political subdivision thereof.

“Market Value” means the closing price of Bridge Corp Common Stock or Parent Common Stock (as applicable) as reported on the New York Stock Exchange on the date of the relevant Exchange; provided that if the Corporation determines, upon advice from its tax advisors, that such price does not reflect the fair market value of the Bridge Corp Common Stock or Parent Common Stock (as applicable) for U.S. federal income tax purposes, the Corporation shall determine in good faith, in consultation with its tax advisors, an appropriate Market Value for purposes of this Agreement.

“Maximum Rate” is defined in Section 7.12.

“Member Approval” means written approval by Members whose rights under this Agreement are attributable to at least 50% of the Exchanged Units, which shall be determined based on the Member that is entitled to receive Tax Benefit Payments with respect to such Exchanged Unit (i.e., the Member who Exchanged the Unit or the assignee of such Member’s rights hereunder) determined as of the time of a determination of Member Approval.

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“Members” means each of the members of Bridge Holdings as of the date hereof (other than Bridge Corp) and each other Person who becomes party hereto by satisfying the Joinder Requirement;

“Merger Agreement” is defined in the recitals to this Agreement.

“Merger Exchanges” is defined in the recitals to this Agreement.

“Net Tax Benefit” is defined in Section 3.1(b)(ii).

“Objection Notice” is defined in Section 2.4(a)(ii).

“Operating Agreement” means that certain Fifth Amended and Restated Limited Liability Company Agreement of Bridge Holdings, dated as of January 1, 2022.

“Parent Common Stock” means the Class A common stock, par value $0.01 per share, of the Parent.

“Parent Group” is defined in the recitals to this Agreement.

“Parent Group Members” is defined in the recitals to this Agreement.

“Parties” means the parties named on the signature pages to this agreement and each additional party that satisfies the Joinder Requirement, in each case with their respective successors and assigns.

“Payment” means any Tax Benefit Payment and, unless otherwise specified, refers to the entire amount of such Payment or any portion thereof.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Pre-Exchange Transfer” means any transfer (or deemed transfer) of one or more Units (i) that occurs after the consummation of the IPO but prior to an Exchange of such Units and (ii) to which Section 743(b) of the Code applies, excluding the IPO Unit Redemption.

“Realized Tax Benefit” is defined in Section 3.1(b)(iv).

“Realized Tax Detriment” is defined in Section 3.1(b)(v).

“Reconciliation Dispute” is defined in Section 7.8(a).

“Reconciliation Procedures” is defined in Section 7.8(a).

“Redemption” is defined in the recitals to this Agreement.

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“Reference Asset” means any asset of any member of the Bridge Holdings Group on the relevant date of determination under this Agreement (including at the time of an Exchange and the IPO, as applicable). A Reference Asset also includes any asset the tax basis of which is determined, in whole or in part, by reference to the tax basis of an asset that is described in the preceding sentence, including “substituted basis property” within the meaning of Section 7701(a)(42) of the Code.

“Schedule” means any of the following: (i) a Basis Schedule, (ii) a Tax Benefit Schedule and (iii) any Amended Schedule.

“Senior Obligations” is defined in Section 5.1.

“SOFR” means the Secured Overnight Financing Rate, as reported by the Wall Street Journal.

“Subsidiary” means, with respect to any Person and as of any determination date, any other Person as to which such first Person (i) owns, directly or indirectly, or otherwise controls, more than 50% of the voting power or other similar interests of such other Person or (ii) is the sole general partner interest, or managing member or similar interest, of such other Person.

“Tax Benefit Payment” is defined in Section 3.1(b).

“Tax Benefit Schedule” is defined in Section 2.3(a).

“Tax Return” means any return, declaration, report or similar statement filed or required to be filed with respect to taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated tax and any affiliated, consolidated, combined, unitary or similar return.

“Taxable Year” means, as the context requires either (i) a taxable year of the Corporation (or the applicable Parent Group Member) as defined in Section 441(b) of the Code or any similar provisions of U.S. state or local tax Law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is filed), ending on or after the Closing Date or (ii) a taxable year of Bridge Corp as defined in Section 441(b) of the Code or any similar provisions of U.S. state or local tax Law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is filed), ending on or after the closing date of the IPO.

“Taxing Authority” means any national, federal, state, county, municipal or local government, or any subdivision, agency, commission or authority thereof, or any quasi-governmental body, or any other authority of any kind, exercising regulatory or other authority in relation to tax matters.

“Treasury Regulations” means the final, temporary and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time (including corresponding provisions and succeeding provisions) and as in effect for the relevant taxable period.

“U.S.” means the United States of America.

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“Unit Purchase” is defined in the recitals to this Agreement.

“Units” means Common Units, as defined in the Operating Agreement.

SECTION 1.2. Rules of Construction. Unless otherwise specified herein:

(a) For purposes of interpretation of this Agreement:

(i) The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision thereof.

(ii) Unless specified otherwise, references to an Article, Section or clause refer to the appropriate Article, Section or clause in this Agreement.

(iii) References to dollars or “$” refer to the lawful currency of the U.S.

(iv) The terms “include” or “including” are by way of example and not limitation and shall be deemed followed by the words “without limitation”.

(v) The term “or”, when used in a list of two or more items, means “and/or” and may indicate any combination of the items.

(vi) The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(b) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”, the words “to” and “until” each mean “to but excluding” and the word “through” means “to and including.”

(c) Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Agreement.

(d) Unless otherwise expressly provided herein, (i) references to organizational documents (including the Operating Agreement), agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted hereby, and (ii) references to any Law (including the Code and the Treasury Regulations) include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

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ARTICLE II

Determination of Realized Tax Benefit

SECTION 2.1. Basis Adjustments; Bridge Holdings 754 Election.

(a) The Parties acknowledge and agree that (i) each Redemption and the IPO Unit Redemption has been treated as a direct purchase of Units by Bridge Corp from the applicable Member pursuant to Section 707(a)(2)(B) of the Code (or any similar provisions of applicable state, local or foreign tax Law) (i.e., equivalent to a Direct Exchange) and (ii) each Exchange has given rise to Basis Adjustments.

(b) Bridge Holdings Section 754 Election. Bridge Holdings and certain of its Subsidiaries that is treated as a partnership for U.S. Federal income tax purposes has had, and the Corporation shall cause Bridge Holdings and such Subsidiaries to continue to have, in effect an election under Section 754 of the Code (or any similar provisions of applicable state, local or foreign tax Law) for each Taxable Year that ends before or includes the Closing Date. The Corporation shall take commercially reasonable efforts to cause each Person in which Bridge Holdings owns a direct or indirect equity interest (other than a Subsidiary) that is so treated as a partnership to have in effect any such election for such Taxable Years.

SECTION 2.2. Basis Schedules.

(a) Subject to Section 2.2(b), within 90 calendar days after the filing of the U.S. federal income Tax Return of Bridge Corp, for each relevant Taxable Year ending on or before the Closing Date, or the Parent Group (or the applicable Parent Group Member), for each relevant Taxable Year ending after the Closing Date, the Corporation shall deliver to the Members a schedule showing, in reasonable detail, (i) the Exchange Covered Tax Assets that are available for use by Bridge Corp or the Parent Group Members, as applicable, with respect to such Taxable Year with respect to each Member that has effected an Exchange (including the Basis Adjustments with respect to the Reference Assets resulting from Exchanges effected in such Taxable Year and the periods over which such Basis Adjustments are amortizable or depreciable), (ii) the portion of the Exchange Covered Tax Assets that are available for use by Bridge Corp or the Parent Group Members, as applicable, in future Taxable Years with respect to each Member that has effected an Exchange and (iii) any limitations on the ability of Bridge Corp or the Parent Group Members, as applicable, to utilize any Exchange Covered Tax Assets under applicable Laws (including as a result of the operation of Section 382 of the Code or Section 383 of the Code) Member (such schedule, a “Basis Schedule”). A Basis Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a) and may be amended by the Parties pursuant to the procedures set forth in Section 2.4(b).

(b) Solely for purposes of the Taxable Year of Bridge Corp that ends on the Closing Date, the Corporation shall deliver the Basis Schedule and the Tax Benefit Schedule with respect to such taxable periods of Bridge Corp (as determined under the Existing Agreement) within 90 calendar days after the filing of the U.S. federal income Tax Return of the Corporation for the Taxable Year of the Corporation that includes the Closing Date.

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SECTION 2.3. Tax Benefit Schedules.

(a) Tax Benefit Schedule. Subject to Section 2.2(b), within 90 calendar days after the filing of the U.S. federal income Tax Return of Bridge Corp, for any Taxable Year ending on or before the Closing Date in which there is a Realized Tax Benefit or Realized Tax Detriment, or the Parent Group Members (or the applicable Parent Group Member), for any Taxable Year ending after the Closing Date in which there is a Realized Tax Benefit or Realized Tax Detriment, the Corporation shall provide to the Members a schedule showing, in reasonable detail, the calculation of the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year (a “Tax Benefit Schedule”). A Tax Benefit Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a) and may be amended by the Parties pursuant to the procedures set forth in Section 2.4(b).

(b) Applicable Principles. Subject to the provisions hereunder, the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the Actual Tax Liability of Bridge Corp, for a Taxable Year that ends on or prior to the Closing Date, or the Parent Group Members, for a Taxable Year that ends after the Closing Date, for such Taxable Year attributable to the Exchange Covered Tax Assets, as determined using a “with and without” methodology described in Article III. Carryovers or carrybacks of any tax item attributable to any of the Exchange Covered Tax Assets shall be considered to be subject to the rules of the Code and the Treasury Regulations, and the appropriate provisions of state, local and foreign tax Law, governing the use, limitation or expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any tax item includes a portion that is attributable to any Exchange Covered Tax Asset (a “TRA Portion”) and another portion that is not attributable to any Exchange Covered Tax Asset (a “Non-TRA Portion”), such portions, subject to Section 3.3(a), shall be considered to be used in accordance with the “with and without” methodology so that (i) the amount of any Non-TRA Portion is deemed utilized first, followed by the amount of any TRA Portion (with the TRA Portion being applied on a proportionate basis consistent with the provisions of Section 3.3(a)) and (ii) in the case of a carryback of a Non-TRA Portion, such carryback shall not affect the original “with and without” calculation made in the prior Taxable Year. Except with respect to the portion of any Payment attributable to Imputed Interest, all Tax Benefit Payments and payments of Default Rate Interest attributable to the Covered Tax Assets will be treated as subsequent upward purchase price adjustments in respect such Exchange that give rise to additional Basis Adjustments for Bridge Corp or the Parent Group Members (as applicable) unless otherwise required by applicable Law.

SECTION 2.4. Procedures; Amendments.

(a) Procedures. Each time the Corporation delivers a Schedule to the Members under this Agreement, the Corporation shall, with respect to such Schedule, also deliver to the Members supporting schedules and work papers, as determined by the Corporation or as reasonably requested by any Member, that provide a reasonable level of detail regarding relevant data and calculations and allow the Members and their advisors to have reasonable access at no cost to the appropriate representatives, as determined by the Corporation or as reasonably requested by the Members, at the Corporation in connection with a review of relevant information. Without limiting the generality of the preceding sentence, the Corporation shall ensure that any Tax Benefit Schedule that is delivered to the Members, along with any supporting schedules and

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work papers, provides a reasonably detailed presentation of the calculations of the Actual Tax Liability for the relevant Taxable Year and the Hypothetical Tax Liability for such Taxable Year, and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. A Schedule will become final and binding on the Members 30 calendar days from the date on which the Members first received the applicable Schedule unless a Member, within such period, provides the Corporation with written notice of a material objection (made in good faith) to such Schedule and sets forth in reasonable detail such Member’s material objection (an “Objection Notice”). If the Parties, for any reason, are unable to resolve the issues raised in such Objection Notice within 30 calendar days after receipt by the Corporation of the Objection Notice, the Corporation and the applicable Member shall employ the Reconciliation Procedures described in Section 7.8 and the finalization of the Schedule will be conducted in accordance therewith.

(b) Amended Schedule. A Schedule for any Taxable Year may only and shall be amended from time to time by the Corporation (i) in connection with a Determination affecting such Schedule, (ii) to correct inaccuracies in such Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date such Schedule was originally provided to the Members, (iii) to comply with an Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryover or carryback of a loss or other tax item to such Taxable Year or (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year (any such Schedule in its amended form, an “Amended Schedule”). The Corporation shall provide any Amended Schedule to the applicable Members within 30 calendar days of the occurrence of an event referred to in any of clauses (i) through (v) of the preceding sentence, and the delivery and finalization of any such Amended Schedule shall, for the avoidance of doubt, be subject to the procedures described in Section 2.4(a).

ARTICLE III

Tax Benefit Payments

SECTION 3.1. Timing and Amount of Tax Benefit Payments.

(a) Timing of Payments. Subject to Sections 3.2, 3.3 and 3.5, by the date that is 5 calendar days following the date on which each Tax Benefit Schedule becomes final in accordance with Section 2.4(a) (such date, the “Final Payment Date” in respect of any Tax Benefit Payment), the Corporation shall pay in full to each relevant Member the Tax Benefit Payment as determined pursuant to Section 3.1(b). Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to a bank account or accounts designated by such Member. For the avoidance of doubt, no Member shall be required under any circumstances to return any Payment or any Default Rate Interest paid by the Corporation to such Member.

(b) Amount of Payments. For purposes of this Agreement, a “Tax Benefit Payment” with respect to any Member means an amount equal to the sum of the Net Tax Benefit that is Attributable to such Member and the Interest Amount. No Tax Benefit Payment shall be calculated or made in respect of any estimated tax payments, including any estimated U.S. federal income tax payments.

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(i) Attributable. A Net Tax Benefit that is “Attributable” to a Member with respect to any Exchange Covered Tax Assets shall be determined separately with respect to each Member and each Exchange undertaken by or with respect such Member in an amount equal to the total Exchange Covered Tax Assets relating to the Units Exchanged by or with respect to such Member.

(ii) Net Tax Benefit. The “Net Tax Benefit” with respect to a Member for a Taxable Year equals the amount of the excess, if any, of (A) 85% of the Cumulative Net Realized Tax Benefit Attributable to such Member as of the end of such Taxable Year over (B) the aggregate amount of all Tax Benefit Payments previously made to such Member under this Section 3.1 (including any Tax Benefit Payments made under Section 3.1 of the Existing Agreement and excluding payments attributable to Interest Amounts).

(iii) Cumulative Net Realized Tax Benefit. The “Cumulative Net Realized Tax Benefit” for a Taxable Year equals the cumulative amount of Realized Tax Benefits for all Taxable Years of Bridge Corp, prior to the Closing Date, and the Parent Group Members, following the Closing Date, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedule or Amended Schedule, if any, in existence at the time of such determination.

(iv) Realized Tax Benefit. The “Realized Tax Benefit” for a Taxable Year equals the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

(v) Realized Tax Detriment. The “Realized Tax Detriment” for a Taxable Year equals the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

(vi) Interest Amount. The “Interest Amount” in respect of a Member equals interest on the unpaid amount of the Net Tax Benefit with respect to such Member for a Taxable Year, calculated at the Agreed Rate from the due date (without extensions) for filing the U.S. federal income Tax Return of Bridge Corp or the applicable Parent Group Member (as applicable) for such Taxable Year until the earlier of (A) the date on which no remaining Tax Benefit Payment to the Member is due in respect of such Net Tax Benefit and (B) the applicable Final Payment Date.

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(vii) The Members acknowledge and agree that, as of the date of this Agreement, the aggregate value of the Tax Benefit Payments cannot be reasonably ascertained for U.S. federal income or other applicable tax purposes. Notwithstanding anything to the contrary in this Agreement, the stated maximum selling price (within the meaning of Treasury Regulation 15A.453-1(c)(2)) with respect to any transfer of Units by a Member pursuant to an Exchange shall not exceed the sum of (I) the value of the Bridge Corp Class A Common Stock, the Parent Common Stock or the amount of cash delivered to the Member, in each case, in the Exchange plus (II) the amount, if any, set forth in the Redemption Notice (as defined in the Operating Agreement) delivered by such Member to Bridge Holdings with respect to the relevant Redemption or Exchange, and the aggregate Payments under this Agreement to such Member (other than amounts accounted for as interest under the Code) shall not exceed the amount described in this clause (II).

SECTION 3.2. No Duplicative Payments. It is intended that the provisions hereunder will not result in the duplicative payment of any amount that may be required under this Agreement, and the provisions hereunder shall be consistently interpreted and applied in accordance with that intent.

SECTION 3.3. Pro-Ration of Payments as Between the Members and the Apollo Holders.

(a) Limited Deductions. Notwithstanding anything in Section 3.1(b) to the contrary, if the aggregate potential Covered Tax benefit for Bridge Corp (with respect to Taxable Years ending on or prior to the Closing Date) or the Parent Group Members (with respect to Taxable Years ending after the Closing Date) as calculated with respect to the Exchange Covered Tax Assets and Apollo Basis Adjustments, in each case, without regard to the Taxable Year of origination, is limited in a particular Taxable Year because Bridge Corp or the Parent Group Members do not have sufficient actual taxable income or otherwise, then the available Covered Tax benefit for Bridge Corp or the Parent Group Members (as applicable) shall be allocated among the Members and the Holders in proportion to the respective Tax Benefit Payment and Apollo Tax Benefit Payment that would have been payable if no limitation applied. For example, (i) for a Taxable Year ending on or prior to the Closing Date, if the Members had $200 of aggregate potential Covered Tax benefits with respect to the Exchange Covered Tax Assets in a particular Taxable Year (with $50 of such Covered Tax benefits Attributable to Member A and $150 Attributable to Member B), such that Member A would have been entitled to a Tax Benefit Payment of $42.50 and Member B would have been entitled to a Tax Benefit Payment of $127.50 if Bridge Corp had sufficient actual taxable income or was not otherwise limited in its use of the Exchange Covered Tax Assets, and if Bridge Corp instead had insufficient actual taxable income or was otherwise limited in its ability to utilize the Exchange Covered Tax Assets in such Taxable Year, such that the Covered Tax benefit was limited to $100, then $25 of the aggregate $100 actual Covered Tax benefit for Bridge Corp for such Taxable Year would be allocated to Member A and $75 would be allocated to Member B, such that Member A would receive a Tax Benefit Payment of $21.25 and Member B would receive a Tax Benefit Payment of $63.75, and (ii) for a Taxable Year ending after the Closing Date, if the Holders had $200 of aggregate potential Covered Tax benefits with respect to the Apollo Basis Adjustments in a particular Taxable Year (with $50 of such Covered Tax benefits Attributable to Holder A and $150 Attributable to Holder B), such that Holder A would have been entitled to an Apollo Tax Benefit Payment of $42.50 and Holder B would have been entitled to an Apollo Tax Benefit Payment of $127.50 if the Parent Group

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Members had sufficient actual taxable income or was not otherwise limited in its use of the Apollo Basis Adjustments, and the Members had $200 of aggregate potential Covered Tax benefits with respect to the Exchange Covered Tax Assets in a particular Taxable Year (with $50 of such Covered Tax benefits Attributable to Member A and $150 Attributable to Member B), such that Member A would have been entitled to a Tax Benefit Payment of $42.50 and Member B would have been entitled to a Tax Benefit Payment of $127.50 if the Parent Group Members had sufficient actual taxable income or was not otherwise limited in its use of the Exchange Covered Tax Assets, and if the Parent Group Members instead had insufficient actual taxable income or was otherwise limited in its ability to utilize the Apollo Basis Adjustments and the Exchange Covered Tax Assets in such Taxable Year, such that the Covered Tax benefit was limited to $200, then $25 of the aggregate $200 actual Covered Tax benefit for the Parent Group Members for such Taxable Year would be allocated to Holder A, $75 of the aggregate $200 actual Covered Tax benefit for the Parent Group Members (as applicable) for such Taxable Year would be allocated to Holder B, $25 of the aggregate $200 actual Covered Tax benefit for the Parent Group Members for such Taxable Year would be allocated to Member A and $75 of the aggregate $200 actual Covered Tax benefit for the Parent Group Members for such Taxable Year would be allocated to Member B, such that Holder A would receive an Apollo Tax Benefit Payment of $21.25, Holder B would receive an Apollo Tax Benefit Payment of $63.75, Member A would receive a Tax Benefit Payment of $21.25 and Member B would receive a Tax Benefit Payment of $63.75.

(b) Late Payments. If for any reason the Corporation is not able to fully satisfy its payment obligations to make all Tax Benefit Payments due in respect of a particular Taxable Year, then (i) Default Rate Interest will accrue pursuant to Section 5.2, (ii) the Corporation shall pay the available amount of such Tax Benefit Payments (and any applicable Default Rate Interest) in respect of such Taxable Year to each Member pro rata in line with Section 3.3(a) and (iii) no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments (and any applicable Default Rate Interest) to all Members in respect of all prior Taxable Years have been made in full.

SECTION 3.4. Overpayments. Subject to the procedures described in Section 2.4(a), to the extent Bridge Corp or the Corporation made or makes a payment to a Member in respect of a particular Taxable Year under Section 3.1(a) (including for this purposes under Section 3.1(a) of the Existing Agreement) in an amount in excess of the amount of such payment that should have been made to such Member in respect of such Taxable Year (taking into account Section 3.3) under the terms of this Agreement (or the Existing Agreement), then such Member shall not receive further payments under Section 3.1(a) until such Member has foregone an amount of payments equal to such excess; provided, that for the avoidance of the doubt, no Member shall be required to return any payment paid by the Corporation to such Member.

SECTION 3.5. Payments for the 2025 Taxable Year. Solely for purposes of the Taxable Year of Bridge Corp that ends on the Closing Date, the Corporation shall pay any Tax Benefit Payment with respect to such taxable periods of Bridge Corp (as determined under the Existing Agreement) 5 calendar days following the date the Tax Benefit Schedule with respect to the Taxable Year of the Parent Group that includes the Closing Date (or any Parent Group Member) becomes final in accordance with Section 2.4(a).

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ARTICLE IV

Termination

SECTION 4.1. No Termination Under the Existing Agreement. For the avoidance of doubt, the Parties agree that (i) the transactions contemplated by the Merger Agreement shall not constitute a Change of Control (as defined in the Existing Agreement) under the provisions of the Existing Agreement and (ii) there shall be no obligation to make any Early Termination Payments (as defined in the Existing Agreement) to the Members for any reason in connection with the Merger or otherwise after the Effective Date.

SECTION 4.2. Apollo TRA Change of Control. The Corporation represents and warrants that a Change of Control (as defined in the Apollo TRA) is not possible given that the Corporation no longer has any Class C common stock outstanding.

ARTICLE V

Subordination and Late Payments

SECTION 5.1. Subordination. Notwithstanding any other provision of this Agreement to the contrary, any payment required to be made by the Corporation to the Members under this Agreement shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations owed in respect of indebtedness for borrowed money of the Parent Group Members (other than, for the avoidance of doubt, any trade payables, intercompany debt, related party debt or other similar obligations) (“Senior Obligations”) and shall rank pari passu in right of payment with all current or future obligations of the Parent Group Members that are not Senior Obligations, including, for the avoidance of doubt, the current and future obligations of the Parent Group Members under the Apollo TRA. To the extent that a Parent Group Member enters into future Tax receivable or other similar agreement (each, a “Future TRA”), the Parent Group Member shall use commercially reasonable efforts to ensure that the terms of any such Future TRA shall provide that the Tax attributes subject to this Agreement shall rank at least pari passu in all respects to any Tax attributes subject to any such Future TRA for purposes of calculating the amount and timing of payments under this Agreement and any such Future TRA.

SECTION 5.2. Late Payments by the Corporation. Subject to the second proviso in the third sentence of Section 4.1(a), the amount of any Payment not made to any Member by the applicable Final Payment Date shall be payable together with “Default Rate Interest”, calculated at the Default Rate and accruing on the amount of the unpaid Payment from the applicable Final Payment Date until the date on which the Corporation makes such Payment to such Member.

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ARTICLE VI

Tax Matters; Consistency; Cooperation

SECTION 6.1. Participation in the Parent Group’s, Bridge Corp’s and Bridge Holdings’ Tax Matters. Except as otherwise provided herein or in the Merger Agreement, the Corporation shall have full responsibility for, and sole discretion over, all tax matters concerning the Parent Group Members, Bridge Corp and Bridge Holdings, including preparing, filing or amending any Tax Return and defending, contesting or settling any issue pertaining to taxes. Notwithstanding the foregoing, (i) the Corporation shall notify the relevant Members of, and keep them reasonably informed with respect to, the portion of any audit by any Taxing Authority of the Parent Group Members, Bridge Holdings or any of Bridge Holdings’ Subsidiaries, the outcome of which is reasonably expected to affect such Members’ rights and obligations under this Agreement and (ii) the Members shall have reasonable opportunity to provide information and other input to the Corporation and its advisors concerning the conduct of any such portion of such audit.

SECTION 6.2. Consistency. All calculations and determinations made hereunder, including any Basis Adjustments, the Schedules and the determination of any Realized Tax Benefits or Realized Tax Detriments, shall be made in accordance with the elections, methodologies and positions taken by Bridge Corp (with respect to Taxable Years ending on or prior to the Closing Date) and the applicable Parent Group Members (with respect to Taxable Periods ending after the Closing Date) and Bridge Holdings on their respective Tax Returns. Each Member shall prepare its Tax Returns in a manner consistent with the terms of this Agreement and any related calculations or determinations made hereunder, including the terms of Section 2.1 and the Schedules provided to each such Member, except as otherwise required by Law.

SECTION 6.3. Cooperation.

(a) Each Member shall (i) furnish to the Corporation in a timely manner such information, documents and other materials as the Corporation may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return of the Parent Group Members or Bridge Holdings or any of its Subsidiaries or contesting or defending any related audit, examination or controversy with any Taxing Authority, (ii) make itself available to the Corporation and its representatives to provide explanations of documents and materials and such other information as the Corporation or its representatives may reasonably request in connection with any of the matters described in clause (i) above and (iii) reasonably cooperate in connection with any such matter.

(b) The Corporation shall reimburse the Members for any reasonable and documented out-of-pocket costs and expenses incurred pursuant to Section 6.3(a).

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ARTICLE VII

Miscellaneous

SECTION 7.1. Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and (i) delivered personally, (ii) sent by e-mail or (iii) sent by overnight courier, in each case, addressed as follows:

If to the Corporation, to:

Apollo Global Management, Inc.

9 West 57th Street, 48th Floor

New York, New York 10019

Attention: Whitney Chatterjee, Esq.

Electronic Mail: *

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Ross Fieldston, Esq. and Brad R. Okun, Esq.

Electronic mail: *

If to any Member, to the address and e-mail address specified on such Member’s signature page to the applicable Joinder or otherwise on file with the Corporation or Bridge Holdings.

Any Party may change its address, fax number or e-mail address by giving each of the other Party written notice thereof in the manner set forth above.

SECTION 7.2. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Members and delivered to the other Members, it being understood that all Members need not sign the same counterpart. Delivery of an executed signature page to this Agreement by e-mail transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

SECTION 7.3. Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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SECTION 7.4. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions hereunder shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner.

SECTION 7.5. Assignments; Amendments; Successors; No Waiver.

(a) Assignment. No Member may assign, sell, pledge or otherwise alienate or transfer any interest in this Agreement, including the right to receive any payments under this Agreement, to any Person without such Person executing and delivering a Joinder agreeing to succeed to the applicable portion of such Member’s interest in this Agreement and to become a Party for all purposes of this Agreement (the “Joinder Requirement”); provided, that the Members’ rights described in Section 6.1 shall not be transferable or assignable to any Person without the prior written consent of the Corporation, not to be unreasonably withheld conditioned or delayed. The Corporation may not assign any of its rights or obligations under this Agreement to any Person without Member Approval (and any purported assignment without such consent shall be null and void).

(b) Amendments. No provision of this Agreement may be amended unless such amendment is approved in writing by the Corporation with Member Approval; provided that, to the extent any amendment would materially, adversely and disproportionately affect a Member with respect to any rights under this Agreement, such amendment shall require the written approval of such affected Member.

(c) Successors. Except as provided in Section 7.5(a), all of the terms and provisions hereunder shall be binding upon, and shall inure to the benefit of and be enforceable by, the Parties and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Corporation shall require and cause any direct or indirect successor (whether by equity purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporation, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform if no such succession had taken place.

(d) Waiver. No provision of this Agreement may be waived unless such waiver is in writing and signed by the Party against whom the waiver is to be effective. No failure by any Party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement, or to exercise any right or remedy consequent upon a breach thereof, shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

SECTION 7.6. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

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SECTION 7.7. Resolution of Disputes; Governing Law.

(a) Except for Reconciliation Disputes subject to Section 7.8, any and all disputes which cannot be settled after good faith negotiation within 30 calendar days, including any ancillary claims of any Party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this Section 7.7 or Section 7.8) (each, a “Dispute”) shall be finally resolved by arbitration in accordance with the International Institute for Conflict Prevention and Resolution Rules for Non-Administered Arbitration by the majority vote of a panel of three arbitrators, of which the Corporation shall designate one arbitrator and the Members that are party to such Dispute shall designate one arbitrator, in each case in accordance with the “screened” appointment procedure provided in Resolution Rule 5.4. In addition to monetary damages, the arbitrators shall be empowered and permitted to award equitable relief, including an injunction and specific performance of any obligation under this Agreement. The arbitrators are not empowered to award damages in excess of compensatory damages, and each Member hereby irrevocably waives any right to recover punitive, exemplary or similar damages with respect to any Dispute. Any award shall be the sole and exclusive remedy between the Members regarding any claims, counterclaims, issues or accounting presented to the arbitrators. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq., and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The place of the arbitration shall be New York, New York.

(b) Notwithstanding the provisions of paragraph (a) above, any Party may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling another Party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder or enforcing an arbitration award and, for the purposes of this paragraph (b), each Party (i) expressly consents to the application of paragraphs (c) and (d) of this Section 7.7 to any such action or proceeding and (ii) agrees that proof shall not be required that monetary damages for breach of the provisions hereunder would be difficult to calculate and that remedies at law would be inadequate.

(c) This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the internal Laws of the State of New York, without giving effect to the conflict of laws rules thereof. Subject to this Section 7.7 and Section 7.8, the Parties agree that any suit or proceeding in connection with, arising out of or relating to this Agreement shall be instituted only in a New York state court (or U.S. federal court) located in New York, New York, and the Parties, for the purpose of any such suit or proceeding, irrevocably consent and submit to the exclusive personal jurisdiction and venue of any such court in any such suit or proceeding. Each Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(d) Each Party irrevocably and unconditionally waives, to the fullest extent permitted by Law, (i) any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in Section 7.7(b) or 7.7(c) and (ii) the defense of an inconvenient forum to the maintenance of any such suit, action or proceeding in any such court.

(e) Each Party irrevocably consents to service of process by means of notice in the manner provided for in Section 7.1. Nothing in this Agreement shall affect the right of any Party to serve process in any other manner permitted by Law.

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(f) WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY HERETO HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, AND WITH THE ADVICE OF ITS COUNSEL, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING, WHETHER A CLAIM, COUNTERCLAIM, CROSS-CLAIM, OR THIRD PARTY CLAIM, DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING IN ANY WAY TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

SECTION 7.8. Reconciliation Procedures.

(a) In the event that the Corporation and any Member are unable to resolve a disagreement with respect to a Schedule prepared in accordance with the procedures set forth in Section 2.4 or Section 4.2, as applicable, within the relevant time period designated in this Agreement (a “Reconciliation Dispute”), the procedures described in this paragraph (the “Reconciliation Procedures”) will apply. The applicable Members shall, within 15 calendar days of the commencement of a Reconciliation Dispute, mutually select a nationally recognized expert in the particular area of disagreement (the “Expert”) and submit the Reconciliation Dispute to such Expert for determination. The Expert shall be a partner or principal in a nationally recognized accounting firm. If the applicable Parties are unable to agree on an Expert within such 15 calendar-day time period, the selection of an Expert shall be treated as a Dispute subject to Section 7.7 and an arbitration panel shall pick an Expert from a nationally recognized accounting firm. The Expert shall resolve any matter relating to (i) a Basis Schedule or an amendment to either within 30 calendar days and (ii) a Tax Benefit Schedule or an amendment thereto within 15 calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid by the date prescribed by this Agreement and such Tax Return may be filed as prepared by the applicable Parent Group Member, subject to adjustment or amendment upon resolution. The Expert shall finally determine any Reconciliation Dispute, and its determinations pursuant to this Section 7.8(a) shall be binding on the applicable Parties and may be entered and enforced in any court having competent jurisdiction. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.8 or a Dispute within the meaning of Section 7.7 shall be decided and resolved as a Dispute subject to the procedures set forth in Section 7.7.

(b) Subject to the next sentence, the applicable Parties shall bear their own costs and expenses of such proceeding, unless (i) the Expert adopts the Member’s position, in which case the Corporation shall reimburse the Member for any reasonable and documented out-of-pocket costs and expenses in such proceeding or (ii) the Expert adopts the Corporation’s position, in which case the Members shall reimburse the Corporation for any reasonable and documented out-of-pocket costs and expenses in such proceeding. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporation.

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SECTION 7.9. Withholding. The Corporation and its Affiliates shall be entitled to deduct and withhold from any payment that is payable to any Member pursuant to this Agreement such amounts as the Corporation is required to deduct and withhold with respect to the making of such payment by applicable Law. To the extent that amounts are so deducted and withheld and paid over to the appropriate Taxing Authority by the Corporation, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid by the Corporation to the relevant Member in respect of whom the deduction and withholding was made. Each Member shall promptly provide the Corporation with any applicable tax forms and certifications reasonably requested by the Corporation in connection with determining whether any such deductions and withholdings are required by applicable Law.

SECTION 7.10. Admission of the Corporation into a Consolidated Group; Transfers of Corporate Assets.

(a) For the avoidance of doubt, the parties acknowledge that (i) the Corporation is a member and common parent of the Parent Group, an affiliated group of corporations that files a consolidated income tax return pursuant to Section 1501 and other applicable sections of the Code governing affiliated or consolidated groups and corresponding provisions of state and local law, and (ii) to the extent applicable, (A) the provisions of this Agreement shall be applied with respect to the Parent Group as a whole and (B) Tax Benefit Payments and other applicable items hereunder shall be computed with reference to the consolidated Taxable income of the Parent Group as a whole.

(b) If the Corporation becomes a member of another affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Section 1501 or other applicable sections of the Code governing affiliated or consolidated groups, or any corresponding provisions of state, local or foreign tax Law, then to the extent applicable (i) the provisions of this Agreement shall be applied with respect to the group as a whole, and (ii) Payments and other applicable items hereunder shall be computed with reference to the consolidated taxable income of the group as a whole.

(c) If any Parent Group Member or any member of the Bridge Holdings Group transfers one or more Reference Assets to a Person treated as a corporation for U.S. federal income tax purposes (with which such Parent Group Member does not file a consolidated Tax Return pursuant to Section 1501 of the Code), such transferor, for purposes of calculating the amount of any Payment due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such transfer. The consideration deemed to be received by the applicable Parent Group Member or Bridge Holdings Group member, as the applicable transferor, shall be equal to the fair market value of the transferred asset, determined as of the date of such transfer, plus the amount of debt to which such asset is subject, in the case of a transfer of an encumbered asset. For purposes of this Section 7.10, a transfer of a partnership interest shall be treated as a transfer of the transferring partner’s applicable share of each of the assets and liabilities of that partnership. Notwithstanding anything to the contrary set forth herein, if the Corporation or any member of a group described in Section 7.10(b) transfers one or more Reference Assets pursuant to a transaction that qualifies as a “reorganization” (within the meaning of Section 368(a) of the Code) in which such entity does not survive, pursuant to a contribution described in Section 351(a) of the Code or pursuant to any other transaction to which Section 381(a) of the Code applies (other

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than any such reorganization or any such other transaction, in each case, pursuant to which such entity transfers assets to a Parent Group Member or any member of the group described in Section 7.10(b) (excluding any such member being transferred in such reorganization or other transaction) does not file a consolidated Tax Return pursuant to Section 1501 of the Code), the transfer will not cause such entity to be treated as having transferred any assets to a corporation (or a Person classified as a corporation for U.S. federal income tax purposes) pursuant to this Section 7.10(c).

SECTION 7.11. Confidentiality. Each Member and each of its respective assignees acknowledges and agrees that the information of the Parent Group Members and Bridge Corp is confidential and, except in the course of performing any duties as necessary for the Parent Group Members or Bridge Corp and their Affiliates, as required by Law or legal process or to enforce the terms of this Agreement, such Person shall keep and retain in the strictest confidence and not disclose to any other Person any confidential information, acquired pursuant to this Agreement, of the Corporation or its controlled Affiliates or their successors. This Section 7.11 shall not apply to (i) any information that has been made publicly available by the Parent Group Members or any of its controlled Affiliates, becomes public knowledge (except as a result of an act of any Member in violation of this Agreement) or is generally known to the business community, (ii) the disclosure of information to the extent necessary for a Member to prosecute or defend claims arising under or relating to this Agreement and (iii) the disclosure of information to the extent necessary for a Member to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such Tax Returns. If a Member or an assignee commits, or threatens to commit, a breach of any of the provisions of this Section 7.11, the Corporation shall have the right and remedy to have the provisions of this Section 7.11 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Corporation or any of its controlled Affiliates and that money damages alone will not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at Law or in equity.

SECTION 7.12. Interest Rate Limitation. Notwithstanding anything to the contrary contained herein, the interest paid or agreed to be paid hereunder with respect to amounts due to any Member hereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If any Member shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the applicable payment (but in each case exclusive of any component thereof comprising interest) or, if it exceeds such unpaid non-interest amount, refunded to the Corporation. In determining whether the interest contracted for, charged or received by any Member exceeds the Maximum Rate, such Member may, to the extent permitted by applicable Law, (i) characterize any payment that is not principal as an expense, fee or premium rather than interest, (ii) exclude voluntary prepayments and the effects thereof or (iii) amortize, prorate, allocate and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the payment obligations owed by the Corporation to such Member hereunder. Notwithstanding the foregoing, it is the intention of the Parties to conform strictly to any applicable usury Laws.

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SECTION 7.13. Independent Nature of Rights and Obligations. The rights and obligations of each Member hereunder are several and not joint with the rights and obligations of any other Person. A Member shall not be responsible in any way for the performance of the obligations of any other Person hereunder, nor shall a Member have the right to enforce the rights or obligations of any other Person hereunder (other than obligations of the Corporation). The obligations of a Member hereunder are solely for the benefit of, and shall be enforceable solely by, the Corporation. Nothing contained herein or in any other agreement or document delivered in connection herewith, and no action taken by any Member pursuant hereto or thereto, shall be deemed to constitute the Members acting as a partnership, association, joint venture or any other kind of entity, or create a presumption that the Members are in any way acting in concert or as a group with respect to such rights or obligations or the transactions contemplated hereby.

SECTION 7.14. Effectiveness. This Agreement shall become effective upon the Effective Time (as defined in the Merger Agreement); provided, that the effectiveness of this Agreement shall be conditioned on and subject to the occurrence of the Closing (as defined in the Merger Agreement) on the Closing Date, and if such condition is not satisfied, this Agreement shall terminate as of the date the Merger Agreement is terminated and shall be null and void ab initio, and the Existing Agreement shall remain in effect in accordance with its terms; provided, further, that the Existing Agreement shall remain in effect in accordance with its terms until this Agreement becomes effective pursuant to this Section 7.14.

[Signature Page Follows this Page]

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IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Tax Receivable Agreement as of the date first written above.

CORPORATION:

APOLLO GLOBAL MANAGEMENT INC.

By:	/s/ Whitney Chatterjee
Name:	Whitney Chatterjee
Title:	Chief Legal Officer

[Signature Page to A&R Tax Receivable Agreement]

BRIDGE CORP:

BRIDGE INVESTMENT GROUP HOLDINGS INC.

By:	/s/ Jonathan Slager
Name: Jonathan Slager
Title: Chief Executive Officer

BRIDGE HOLDINGS:

BRIDGE INVESTMENT GROUP HOLDINGS LLC

By:	/s/ Jonathan Slager
Name: Jonathan Slager
Title: Chief Executive Officer

[Signature Page to A&R Tax Receivable Agreement]

MEMBERS:

FLM HOLDINGS, LLC		THE MARGARET BROOKE MORSE 2017 AET

By: FLM Management, LLC its trustee

By:	/s/ Robert Morse	By:	/s/ Robert Morse
	Name: Robert Morse		Name: Robert Morse
	Title: Authorized Signatory		Title: Authorized Signatory

THE CHARLOTTE MORSE 2017 AET		THE ROBERT EDSON MORSE 2017 AET

By: FLM Management LLC, its trustee		By: FLM Management LLC, its trustee

By:	/s/ Robert Morse	By:	/s/ Robert Morse
	Name: Robert Morse		Name: Robert Morse
	Title: Authorized Signatory		Title: Authorized Signatory

THE ELLIOT COLEMAN MORSE 2017 AET

By: FLM Management LLC, its trustee

By:	/s/ Robert Morse
Name: Robert Morse
Title: Authorized Signatory

[Signature Page to A&R Tax Receivable Agreement]

J.P. SLAGER, LLC

By:	/s/ Jonathan Slager
Name: Jonathan Slager
Title: Authorized Signatory

SF INTENTIONAL IRREVOCABLE TRUST DATED DECEMBER 30, 2019

By:	/s/ Jonathan Slager
Name: Jonathan Slager
Title: Authorized Signatory

SLAGER FAMILY LIMITED PARTNERSHIP

By:	/s/ Jonathan Slager
Name: Jonathan Slager
Title: Authorized Signatory

[Signature Page to A&R Tax Receivable Agreement]

DEAN ALLARA

By:	/s/ Dean Allara

ROCKRIDGE INVESTMENTS, LLC

By:	/s/ Dean Allara
Name: Dean Allara
Title: Authorized Signatory

THE STACEY ALLARA FAMILY LEGACY TRUST DECEMBER 20, 2021

By:	/s/ Dean Allara
Name: Dean Allara
Title: Authorized Signatory

[Signature Page to A&R Tax Receivable Agreement]

ADAM B. O’FARRELL AND TRACY K. O’FARRELL TRUST DTD MAY 9, 2019

By:	/s/ Adam O’Farrell
Name: Adam O’Farrell
Title: Authorized Signatory

THE O’FARRELL IRREVOCABLE TRUST

By:	/s/ Adam O’Farrell
Name: Adam O’Farrell
Title: Authorized Signatory

[Signature Page to A&R Tax Receivable Agreement]

SCHEDULE 1

Members

Dean A. Allara

Rockridge Investments, LLC

The Anderson Irrevocable Trust

Phillip Anderson

Genova Ventures 1, LLC

Bradley D. Andrus

The Andrus Irrevocable Trust dtd December 24, 2018

Brock Andrus

The Andrus Dynasty Trust

The Richard and Debra Andrus Trust

Colin Apple

Bruce Berger

Briggs Capital Partners, LLC

Globetrotter Foundation

Todd Castagna

Mobjack Investments, LLC

Kolana Limited

The Christiano Trust dtd 9/9/90

James Chung

Jason M. Clark

David Coelho

TSG Servant Holdings, LLC

Rachel Diller

Katherine Elsnab

Mark Ferris

Judy Tree LLC

Matthew Grant

Kelley Hansen

Errol Harris

Donaldson L. Hartman

Inna Khidekel

Adam Scott Kirk

Latimer Equity Investments, LLC

Richard F. & Darlene L. Leusch Trust

The Minnick Irrevocable Trust

The Charlotte Morse 2017 AET

FLM Holdings, LLC

The Elliot Coleman Morse 2017 AET dtd October 30, 2017

The Margaret Brooke Morse 2017 AET dtd October 30, 2017

The Robert Edson Morse 2017 AET dtd October 30, 2017

AB Gift Trust

Adam B. and Tracy K. O’Farrell Trust dtd May 9, 2019

The O’Farrell Irrevocable Trust dtd January 1, 2021

Peeper Investments, LLC

JSPJ FLP

Trust of TMPeterson

Joseph M. Rault III

Reardon Partners LLC

The Timothy James Reardon and Megan McClannan Reardon Revocable Trust

The Survivor’s Trust UTA dtd November 21, 2007

Jeffrey L. Shaw

SCREO-BOFM LLC

J.P. Slager, LLC

SF Intentional Irrevocable Trust dtd December 30, 2019

Slager Family Limited Partnership

Danuel Stanger

Christian V. Young 2020 Gift Trust dtd December 31, 2020

The Danna Investment Company LLC

The Anna Stanger 2020 Gift Trust dtd December 31, 2020

The Danna Foundation

The Danuel R. Stanger Revocable Trust dtd March 21, 2017

The Stayner Irrevocable Trust dtd December 1, 2020

DFS Equity, LLC

Meena Thever

John R, Ward

FCPO-BOFM LLC

Christian V. Young

Acorn Development Corp.

Christian V. and Lisa D. Young Family Foundation

Lisa D. Young 2020 Gift Trust dtd December 31, 2020

The Christian V. Young 2003 Trust dtd September 10, 2003

Thomas A. Ralphs

FM Bridge, LLC

Fruitful Mountain, LLC

The Dean Allara Family Legacy Trust

The Stacey Allara Family Legacy Trust

DeGraw Living Trust dtd March 13, 2017

The DeGraw Irrevocable Trust

The Danuel R Stanger 2020 Gift Trust

Exhibit A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of     , 20___ (this “Joinder”), is delivered pursuant to that certain Second Amended and Restated Tax Receivable Agreement, effective as of [•], 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Tax Receivable Agreement”), by and among [•], and each of the Members from time to time party thereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Tax Receivable Agreement.

1.

Joinder to the Tax Receivable Agreement. The undersigned hereby represents and warrants to the Corporation that, as of the date hereof, the undersigned has been assigned an interest in the Tax Receivable Agreement from a Member.

2.

Joinder to the Tax Receivable Agreement. Upon the execution of this Joinder by the undersigned and delivery hereof to the Corporation, the undersigned hereby is and hereafter will be a Member under the Tax Receivable Agreement, with all the rights, privileges and responsibilities of a party thereunder. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the Tax Receivable Agreement as if it had been a signatory thereto as of the date thereof.

3.	Incorporation by Reference. All terms and conditions of the Tax Receivable Agreement are hereby incorporated by reference in this Joinder as if set forth herein in full.

4.	Address. All notices under the Tax Receivable Agreement to the undersigned shall be direct to:

[Name]

[Address]

[City, State, Zip Code]

Attn:

Facsimile:

E-mail:

[Signature Page Follows this Page]

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.

[NAME OF NEW MEMBER]

by

Name:
Title:

APOLLO GLOBAL MANAGEMENT INC.

by

Name:
Title:
Acknowledged and agreed as of the date first set forth above:

[Signature Page to Joinder Agreement]

Exhibit 99.1

Apollo to Acquire Bridge Investment Group

Scaled Investment Platform Expands Apollo’s Origination Capabilities in Residential and Industrial Real Estate

Bridge Manages $50 Billion of High-Quality AUM in Complementary Sectors Aligned with Apollo’s Long-Term Growth Strategy

New York and Salt Lake City – February 24, 2025 – Apollo (NYSE: APO) and Bridge Investment Group Holdings Inc. (NYSE: BRDG) (“Bridge” or the “Company”) today announced they have entered into a definitive agreement for Apollo to acquire Bridge in an all-stock transaction with an equity value of approximately $1.5 billion.

Founded in 2009, Bridge is an established leader in residential and industrial real estate as well as other specialized real estate asset classes. Led by an experienced senior leadership team and over 300 dedicated investment professionals with significant real estate investment and operating expertise, Bridge’s forward-integrated model, nationwide operating platform and data-driven approach have fostered organic growth and consistently produced desirable outcomes across asset classes.

Bridge will provide Apollo with immediate scale to its real estate equity platform and enhance Apollo’s origination capabilities in both real estate equity and credit, which is expected to benefit Apollo’s growing suite of hybrid and real estate product offerings. Bridge manages approximately $50 billion of high-quality AUM in real estate products targeting both institutional and wealth clients and is expected to be highly synergistic with Apollo’s existing real estate equity strategies and leading real estate credit platform. The transaction is expected to be immediately accretive to Apollo’s fee-related earnings upon closing.

Apollo Partner and Co-Head of Equity David Sambur said, “We are pleased to announce this transaction with Bridge, which is highly aligned with Apollo’s strategic focus on expanding our origination base in areas of our business that are growing but not yet at scale. Led by a respected real estate team including Executive Chairman Bob Morse and CEO Jonathan Slager, Bridge brings a seasoned team with deep expertise and a strong track record in their sectors. Their business will complement and further augment our existing real estate capabilities, and we believe we can help scale Bridge’s products by leveraging the breadth of our integrated platform. We look forward to working with Bob and the talented Bridge team as we seek to achieve the strategic objectives we laid out at our recent Investor Day.”

Bridge Executive Chairman Bob Morse said, “We are proud to be joining Apollo and its industry-leading team, who share our commitment to performance and excellence. This transaction will allow the Bridge and Apollo teams to grow on the strong foundation that Bridge has built since 2009 as we work to pursue meaningful value and impact for our investors and communities. With Apollo’s global integrated platform, resources, innovation and established expertise, we are confident that Bridge will be positioned for the next phase of growth amid growing demand across the alternative investments space.”

Transaction Details

Under the terms of the transaction, Bridge stockholders and Bridge OpCo unitholders will receive, at closing, 0.07081 shares of Apollo stock for each share of Bridge Class A common stock and each Bridge OpCo Class A common unit, respectively, valued by the parties at $11.50 per each share of Bridge Class A common stock and Bridge OpCo Class A common unit, respectively.

Upon the closing of the transaction, Bridge will operate as a standalone platform within Apollo’s asset management business, retaining its existing brand, management team and dedicated capital formation team. Bob Morse will become an Apollo Partner and lead Apollo’s real estate equity franchise.

A special committee of independent directors for Bridge (the “Special Committee”), advised by its own independent legal and financial advisors, reviewed, negotiated and unanimously recommended approval of the merger agreement by the Bridge Board of Directors, determining that it was in the best interests of Bridge and its stockholders not affiliated with Bridge management and directors. Acting upon the recommendation of the Special Committee, the Bridge Board of Directors approved the merger agreement. The transaction is expected to close in the third quarter of 2025, subject to customary closing conditions for transactions of this nature, including approval by a majority of the Class A common stock and Class B common stock of Bridge, voting together and the receipt of regulatory approvals. Certain members of Bridge management and their affiliates, collectively owning approximately 51.4% of the outstanding voting power of the Class A common stock and Class B common stock of Bridge, have entered into voting agreements in connection with the transaction and have agreed to vote in favor of the transaction in accordance with the terms therein. Subject to and upon completion of the transaction, shares of Bridge common stock will no longer be listed on the New York Stock Exchange and Bridge will become a privately held company.

Further information regarding terms and conditions contained in the definitive merger agreement will be made available in Bridge’s Current Report on Form 8-K, which will be filed in connection with this transaction.

Bridge Fourth Quarter and Full-Year 2024 Earnings

Bridge will no longer be holding its fourth quarter and full-year 2024 earnings conference call and webcast scheduled for February 25, 2025, due to the pending transaction.

Advisors

BofA Securities, Citi, Goldman, Sachs & Co. LLC, Morgan Stanley & Co. LLC and Newmark Group are acting as financial advisors, Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as legal counsel and Sidley Austin LLP is acting as insurance regulatory counsel to Apollo. J.P. Morgan Securities LLC is serving as financial advisor to Bridge and Latham & Watkins LLP is acting as legal counsel. Lazard is serving as financial advisor to the special committee of the Bridge Board of Directors and Cravath, Swaine & Moore LLP is acting as legal counsel.

Statement Regarding Forward-Looking Information

This press release contains statements regarding Apollo, Bridge, the proposed transactions and other matters that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, discussions related to the proposed transaction between Apollo and the Company, including statements regarding the benefits of the proposed transaction and the anticipated timing and likelihood of completion of the proposed transaction, and information regarding the businesses of Apollo and the Company, including Apollo’s and the Company’s objectives, plans and strategies for future operations, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Apollo and the Company intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “indicator,” “may,” “will,” “should,” “expects,” “plans,” “seek,” “anticipates,” “plan,” “forecasts,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions, but not all forward- looking statements include such words. These forward-looking statements are subject to certain risks, uncertainties and assumptions, many of which are beyond the control of Apollo and the Company, that could cause actual results and performance to differ materially from those expressed in such forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described under the section entitled “Risk Factors” in Apollo’s and the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and such reports that are subsequently filed with the Securities and Exchange Commission (the “SEC”).

The forward-looking statements are subject to certain risks, uncertainties and assumptions, which include, but are not limited to, and in each case as a possible result of the proposed transaction on each of Apollo and the Company: the ultimate outcome of the proposed transaction between Apollo and the Company, including the possibility that the Company’s stockholders will not adopt the merger agreement in respect of the proposed transaction; the effect of the announcement of the proposed transaction; the ability to operate Apollo’s and the Company’s respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement and the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including the adoption of the merger agreement in respect of the proposed transaction by the Company’s stockholders); other risks related to the completion of the proposed transaction and actions related thereto; the ability of Apollo and the Company to integrate the businesses successfully and to achieve anticipated synergies and value creation from the proposed transaction; global market, political and economic conditions, including in the markets in which Apollo and the Company operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; litigation and regulatory proceedings, including any proceedings that may be instituted against Apollo or the Company related to the proposed transaction; and disruptions of Apollo’s or the Company’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the Registration Statement (as defined below) and Joint Proxy Statement/Prospectus (as defined below) that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement and Joint Proxy Statement/Prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other unknown or unpredictable factors also could have a material adverse effect on Apollo’s and the Company’s business, financial condition, results of operations and prospects. Accordingly, readers should not place undue reliance on these forward-looking statements. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Except as required by applicable law or regulation, neither Apollo nor the Company undertakes (and each of Apollo and the Company expressly disclaim) any obligation and do not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information Regarding the Transaction and Where to Find It

This press release is being made in respect of the proposed transaction between Apollo and the Company. In connection with the proposed transaction, Apollo intends to file with the SEC a registration statement on Form S-4, which will constitute a prospectus of Apollo for the issuance of Apollo common stock (the “Registration Statement”) and which will also include a proxy statement of the Company for the Company stockholder meeting (together with any amendments or supplements thereto, and together with the Registration Statement, the “Joint Proxy Statement/Prospectus”). Each of Apollo and the Company may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Registration Statement or Joint Proxy Statement/Prospectus or any other document that Apollo or the Company may file with the SEC. The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of the Company.

INVESTORS ARE URGED TO READ IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (if and when available) and other documents containing important information about Apollo, the Company and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Apollo will be available free of charge by accessing the Investor Relations section of Apollo’s website at https://ir.apollo.com. Copies of the documents filed with, or furnished to, the SEC by the Company will be available free of charge by accessing the Investor Relations section of the Company’s website at https://www.bridgeig.com. The information included on, or accessible through, Apollo’s or the Company’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Apollo, the Company, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Apollo, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in its Proxy Statement on Schedule 14A, dated April 26, 2024 (the “Apollo Annual Meeting Proxy Statement”), which is filed with the SEC. Any changes in the holdings of Apollo’s securities by Apollo’s directors or executive officers from the amounts described in the Apollo Annual Meeting Proxy Statement have been or will be reflected in Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”) subsequently filed with the SEC and available at the SEC’s website at www.sec.gov. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in its Proxy Statement on Schedule 14A, dated March 21, 2024 (the “Company Annual Meeting Proxy Statement”), which is filed with the SEC. Any changes in the holdings of the Company’s securities by the Company’s directors or executive officers from the amounts described in the Company Annual Meeting Proxy Statement have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed with the SEC and available at the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when available before making any voting or investment decisions.

About Apollo

Apollo is a high-growth, global alternative asset manager. In our asset management business, we seek to provide our clients excess return at every point along the risk-reward spectrum from investment grade credit to private equity. For more than three decades, our investing expertise across our fully integrated platform has served the financial return needs of our clients and provided businesses with innovative capital solutions for growth. Through Athene, our retirement services business, we specialize in helping clients achieve financial security by providing a suite of retirement savings products and acting as a solutions provider to institutions. Our patient, creative, and knowledgeable approach to investing aligns our clients, businesses we invest in, our employees, and the communities we impact, to expand opportunity and achieve positive outcomes. As of December 31, 2024, Apollo had approximately $751 billion of assets under management. To learn more, please visit www.apollo.com.

About Bridge Investment Group

Bridge is a leading alternative investment manager, diversified across specialized asset classes, with approximately $50 billion of assets under management as of December 31, 2024. Bridge combines its nationwide operating platform with dedicated teams of investment professionals focused on select verticals across real estate, credit, renewable energy and secondaries strategies.

Contacts

For Apollo:

Noah Gunn

Global Head of Investor Relations

Apollo Global Management, Inc.

212-822-0540

ir@apollo.com

Joanna Rose

Global Head of Corporate Communications

Apollo Global Management, Inc.

212-822-0491

communications@apollo.com

For Bridge:

Shareholder Relations:

Bonni Rosen Salisbury

Bridge Investment Group Holdings Inc.

shareholderrelations@bridgeig.com

Media:

Charlotte Morse

Bridge Investment Group Holdings Inc.

(877) 866-4540

charlotte.morse@bridgeig.com

H/Advisors Abernathy

Eric Bonach / Dan Scorpio

(917) 710-7973 / (646) 899-8118

eric.bonach@h-advisors.global / dan.scorpio@h-advisors.global

Exhibit 99.2

Execution Version

VOTING AGREEMENT

This Voting Agreement (“Agreement”), dated as of February 23, 2025, is by and among Bridge Investment Group Holdings Inc., a Delaware corporation (the “Company”), Bridge Investment Group Holdings LLC, a Delaware limited liability company (“OpCo”), Apollo Global Management, Inc., a Delaware corporation (“Parent”), Aspen PubCo Merger Sub 1, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub Inc.”), and Aspen Second Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub LLC” and, together with Merger Sub Inc., the “Merger Subs”), and the persons listed on the attached Schedule A who are signatories to this Agreement (each, a “Stockholder” and collectively, the “Stockholders”).

RECITALS

WHEREAS, concurrently herewith, the Company, Parent and Merger Subs are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”);

WHEREAS, the Company has informed Parent and each Stockholder that the Company and the Company Board have, prior to the execution and delivery of this Agreement, taken all actions so that the restrictions on transactions with an “Interested Stockholder” of the Company of the Company within the meaning of (i) the certificate of incorporation of the Company (the “Company Charter”) and (ii) any “takeover” Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby (the “Takeover Approval”).

WHEREAS, the Company Board has reviewed the terms of this Agreement and has determined that this Agreement does not constitute a transfer or acquisition of shares of Class B Common Stock pursuant to Section 4.5 of the Company Charter (the “Charter Determination”).

WHEREAS, as of the date of this Agreement, each Stockholder is the record or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the (i) number of shares of Company Class A Common Stock and Company Class B Common Stock and (ii) number of OpCo Units ((i) and (ii) collectively, the “Shares”) set forth next to such Stockholder’s name on Schedule A hereto, being all of the Shares owned of record or beneficially by such Stockholder as of the date of this Agreement (collectively with respect to each Stockholder, the “Owned Shares” and, together with any additional Shares or other voting securities of the Company of which such Stockholder acquires record or beneficial ownership after the date of this Agreement, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, consolidation, reclassification, exchange or change of such Shares, or other similar transaction, or upon exercise or conversion of any securities, such Stockholder’s “Covered Shares”);

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Subs to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Mergers, the Company, OpCo, Parent, Merger Subs and the Stockholders are entering into this Agreement; and

WHEREAS, the Stockholders acknowledge that each of Parent, Merger Sub Inc. and Merger Sub LLC is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Stockholders set forth in this Agreement and would not enter into the Merger Agreement if the Stockholders did not enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Certain Definitions. All capitalized terms that are used but not defined herein have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms have the following respective meanings:

(a) “Constructive Disposition” means, with respect to a Covered Share, a short sale with respect to such Covered Share, entering into or acquiring a derivative contract with respect to such Covered Share, entering into or acquiring a futures or forward contract to deliver such Covered Share or entering into any other hedging or other derivative, swap, “put-call,” margin, securities lending or other transaction with respect to such Covered Share that, in each case, is designed to (or would reasonably be expected to lead to or result in) transferring the economic benefits or risk or consequences of ownership of such Covered Share.

(b) “Voting Agreement Termination Date” means the earliest to occur of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the date on which any amendment or modification to the Merger Agreement (in the form as it exists as of the time of the execution of the Merger Agreement) is effected, or any waiver of the Company’s rights under the Merger Agreement is granted, in each case, without the Stockholders’ prior written consent, that (A) diminishes the Corporate Merger Consideration or LLC Merger Consideration per Share to be received by the stockholders of the Company or (B) changes the form in which such consideration per Share is payable to the stockholders of the Company, (iv) the termination of this Agreement by written consent of the parties hereto (including, with respect to the Company, upon the direction of the Special Committee) and (v) the date on which the Special Committee effects an Adverse Recommendation Change made in compliance with Section 6.02(e) of the Merger Agreement.

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(c) A Person shall be deemed to have effected a “Transfer” of a Covered Share if such Person, whether voluntarily or involuntarily, directly or indirectly (i) sells, assigns, gifts, grants an option with respect to, transfers, exchanges, tenders or disposes (by merger, by operation of law or otherwise, including by way of Constructive Disposition) such Covered Share or any interest in such Covered Share, (ii) creates any pledge, lien, charge, mortgage, encumbrance, hypothecation or security interest of any kind or nature whatsoever on such Covered Share, (iii) deposits such security into a voting trust or enters into a voting agreement or arrangement or grants any proxy, power of attorney or other authorization with respect thereto, in each case, that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance of any of such Stockholder’s obligations hereunder or (iv) agrees or commits (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iii). For the avoidance of doubt, a Transfer shall include any of the foregoing actions by a Stockholder who is not a natural person or by any equityholder in any such Stockholder that is not a natural person continuing up the ownership chain to and including a natural person.

2. Transfer Restrictions. From the date of this Agreement until the Voting Agreement Termination Date (the “Voting Period”), without the prior written consent of Parent and the Company (acting upon the direction of the Special Committee), each Stockholder agrees not to Transfer (or cause or knowingly permit the Transfer of) any of the Covered Shares; provided, however, that any Stockholder may Transfer any Covered Shares (a) if required pursuant to any Applicable Law or a final and non-appealable Governmental Order of any Governmental Authority (including by Transfers by operation of law pursuant to a qualified domestic order, divorce settlement, or divorce decree or separation agreement or wind-up or dissolution of a legal entity), (b) to such Stockholder’s Immediate Family members; provided that in the case of an Immediate Family member that is a trust, such trust does not require or permit distribution of any of the Covered Shares other than to such Stockholder and/or such Stockholder’s Immediate Family members; provided, further, that any such Transfer shall be for bona fide estate planning purposes and does not involve a disposition for value, and (c) to the extent necessary to permit such Stockholder to receive an amount of cash not to exceed any withholding Taxes and other Tax liabilities resulting from the vesting of Company Stock Awards, Company RSU Awards and OpCo Units (and excluding, for the avoidance of doubt, any such Tax liabilities resulting from the Transactions); provided, further, in each case of the foregoing clause (b), the transferee (and each equityholder or beneficial owner thereof) of such Covered Shares evidences in writing reasonably satisfactory to Parent and the Company such transferee’s agreement to be bound by and be subject to the terms and provisions of this Agreement to the same effect as such transferring Stockholder and such transfer is not in violation of the Company Charter (including Section 4.5 of the Company Charter). Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 2 shall be null and void and of no effect whatsoever. If any involuntary Transfer of any of each Stockholder’s Covered Shares, as applicable, shall occur before the Effective Time (including, but not limited to, a sale by each Stockholder’s (as applicable) trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee), to the extent permitted by Applicable Law, shall take and hold such Covered Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

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3. Agreement to Vote.

(a) During the Voting Period, subject to the terms of this Agreement, at every meeting of the stockholders of the Company (and at every adjournment or postponement thereof), each Stockholder shall vote, and shall, to the extent such Stockholder’s Covered Shares are voting shares, cause or direct to be voted, all of such Stockholder’s Covered Shares, as applicable:

(i) in favor of the adoption of the Merger Agreement, the Mergers and each of the transactions contemplated by the Merger Agreement in respect of which a holder of the Covered Shares is entitled to vote;

(ii) in favor of the approval of any proposal to adjourn the meeting to a later date, if there are not sufficient affirmative votes (in person or by proxy) to obtain the Required Company Stockholder Approval on the date on which such meeting is held;

(iii) against (A) any Acquisition Proposal or (B) approval of any proposal, transaction, agreement or action that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Mergers or result in any condition set forth in Article VII of the Merger Agreement not being satisfied on a timely basis; and

(iv) in favor of any other matter or action necessary for the consummation of the Mergers.

(b) During the Voting Period, each Stockholder shall appear, in person or by proxy, at each meeting of the stockholders of the Company or adjournment or postponement thereof (or otherwise cause its Covered Shares to be counted as present thereat) for purposes of calculating a quorum.

(c) For the avoidance of doubt, nothing in this Agreement shall require any Stockholder to vote in any manner with respect to any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement, in any such case, in a manner that (i) diminishes the Corporate Merger Consideration or LLC Merger Consideration per Share to be received by the stockholders of the Company, or (ii) changes the form in which such consideration per Share is payable to the stockholders of the Company. Notwithstanding anything in this Agreement to the contrary, each Stockholder shall remain free to vote (or execute proxies with respect to) the Covered Shares with respect to any matter not covered by Section 3(a) in any manner that the Stockholder deems appropriate.

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(d) Nothing in this Agreement, including this Section 3, shall (or shall require any Stockholder to attempt to) limit or restrict any Stockholder, Affiliate or designee of any Stockholder who serves as a director or officer of the Company or any of its Subsidiaries in acting in his or her capacity as a director or as an officer, as applicable, of the Company or such Subsidiary, as applicable, it being understood that this Agreement applies to each Stockholder solely in his, her or its capacity as a stockholder of the Company and does not apply to, and shall not limit or affect in any manner, any such Stockholder, Affiliate or designee’s actions, omissions, judgments or decisions as a director or officer, as applicable, of the Company or any of its Subsidiaries and no such action, omission, judgment or decision, in such Stockholder, Affiliate or designee’s capacity as member of the director or officer of the Company or any of its Subsidiaries shall violate or shall be deemed to constitute a breach of any of such Stockholder’s agreements or obligations under this Agreement.

4. Representations and Warranties of the Stockholders. Each Stockholder, solely with respect to such Stockholder and severally and not jointly with respect to any other Stockholder, hereby represents and warrants to Parent and Merger Subs as follows:

(a) Power; Organization; Binding Agreement; Company Board Approval. Such Stockholder has full corporate, limited liability company, limited liability partnership or similar equivalent power and authority (in the case of each Stockholder that is not a natural person) or capacity (in the case of each Stockholder that is a natural person) to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. With respect to each Stockholder that is not a natural person, (i) the execution, delivery and performance by such Stockholder of this Agreement, and the consummation by such Stockholder of the transactions contemplated hereby, have been duly authorized by all necessary corporate, limited liability company, limited liability partnership or similar equivalent action on the part of such Stockholder and (ii) such Stockholder is duly organized, validly existing and in good standing under the Applicable Law of its jurisdiction of formation (except, in the case of good standing, for entities organized under the Laws of any jurisdiction that does not recognize such concept). This Agreement has been duly executed and delivered by such Stockholder, and, assuming due authorization, execution and delivery by Parent, Merger Subs, and the Company, this Agreement is enforceable against such Stockholder in accordance with its terms, except that such enforceability may be limited by Enforceability Exceptions.

(b) No Conflicts. Except as would not reasonably be expected to prevent or materially delay the performance of any of such Stockholder’s obligations hereunder, and assuming all notifications, filings, registrations, permits, authorizations, consents or approvals to be obtained or made by the Company, Parent or Merger Subs in connection with the Merger Agreement and the Transactions are obtained or made, none of the execution and delivery by such Stockholder of this Agreement, the performance by such Stockholder of his, her or its obligations hereunder or the consummation by such Stockholder of the transactions contemplated hereby will (i) require any consent or approval under, or result in a violation or breach of, any agreement to which such Stockholder is a party or by which such Stockholder may be bound, including any voting

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agreement or voting trust, (ii) result in the creation of any pledge, lien, charge, mortgage, encumbrance or security interest of any kind or nature whatsoever on any Covered Shares of such Stockholder, (iii) violate any Applicable Law or Governmental Order, or (iv) with respect to each Stockholder that is not a natural person, violate the organizational documents of such Stockholder, except, in the case of clauses (i) and (ii), for such occurrences which would not, either individually or in the aggregate, reasonably be expected to prevent or materially delay the performance by such Stockholder of any of its obligations hereunder.

(c) Ownership of Covered Shares. Such Stockholder is, as of the date hereof, the record or beneficial owner of such Stockholder’s Covered Shares. All of such Stockholder’s Covered Shares are free and clear of any pledges, liens, charges, mortgages, encumbrances or security interests of any kind or nature whatsoever, other than those arising under (i) this Agreement or the organizational documents of the Company, and (ii) applicable restrictions on transfers under the Securities Act or any applicable state securities law [and (iii) certain loan arrangements previously disclosed to Parent prior to the date of this Agreement and set forth on Section 1.01(d) of the Company Disclosure Letter]1. As of the date of this Agreement, other than the Owned Shares, such Stockholder does not own beneficially or of record any shares of capital stock or voting securities of the Company.

(d) Voting Power. Such Stockholder has the requisite voting power, power of disposition, power to issue instructions with respect to the matters set forth herein, and power to agree to all of the matters set forth in this Agreement necessary to take all actions required under this Agreement, in each case with respect to all of such Stockholder’s Covered Shares, subject to applicable federal securities laws and those arising under the terms of this Agreement.

(e) Reliance by Parent and Merger Subs. Such Stockholder understands and acknowledges that each of Parent and Merger Subs is entering into the Merger Agreement in reliance on such Stockholder’s execution and delivery of this Agreement.

(f) Consents and Approvals. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not, require such Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity, except in each case for filings with the SEC or where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings and notifications, would not, either individually or in the aggregate, reasonably be expected to prevent or materially delay the performance by such Stockholder of any of its obligations hereunder.

[1]	Note: Only applicable for certain Specified Stockholders.

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(g) No Inconsistent Agreements. Except as contemplated by this Agreement and the Stockholders Agreement, dated as of July 16, 2021, by and among the Company and such persons listed therein, such Stockholder (i) has not entered into any voting agreement or voting trust with respect to any of its Covered Shares and (ii) has not granted a proxy or power of attorney or entered into any other arrangement with respect to any of its Covered Shares, in each case, that is inconsistent with such Stockholder’s obligations pursuant to this Agreement.

(h) Absence of Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against or, to the knowledge such Stockholder, threatened against or otherwise affecting such Stockholder, in such Stockholder’s capacity as such, or any of its, his or her properties or assets (including the Covered Shares) that would reasonably be expected to prevent, materially impair or materially delay the performance of such Stockholder’s obligations pursuant to this Agreement.

5. Representations and Warranties of Parent and Merger Subs.

(a) Each of Parent and each Merger Sub has full corporate, limited liability company, limited liability partnership or similar equivalent power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Merger Subs of this Agreement and the consummation by Parent and Merger Subs of the transactions contemplated hereby have been duly authorized by all necessary corporate, limited liability company, limited liability partnership or similar equivalent action on the part of Parent and Merger Subs. Each of Parent and each Merger Sub is duly organized, validly existing and in good standing under the Applicable Law of its jurisdiction of formation (except, in the case of good standing, for entities organized under the Laws of any jurisdiction that does not recognize such concept). This Agreement has been duly executed and delivered by each of Parent and each Merger Sub, and, assuming due authorization, execution and delivery by the Stockholders and the Company, this Agreement is enforceable against each of Parent and each Merger Sub in accordance with its terms, except that such enforceability may be limited by Enforceability Exceptions.

(b) Parent and Merger Subs acknowledge and agree that other than the representations and warranties expressly set forth in this Agreement, no Stockholder or any of his, her or its affiliates is making any representations or warranties to Parent and Merger Subs with respect to such Stockholder or any of his, her or its affiliates (other than, if applicable, the Company and its Subsidiaries), the Merger Agreement or any other matter. Parent and Merger Subs hereby specifically disclaim reliance upon any representations or warranties, other than the representations and warranties expressly set forth in this Agreement.

6. Representations and Warranties of Company and OpCo.

(a) Each of the Company and OpCo has full corporate and organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company and OpCo of this Agreement and the consummation by the Company and OpCo of the transactions contemplated hereby have

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been duly authorized by all necessary corporate action. Each of the Company and OpCo is duly organized, validly existing and in good standing under the Applicable Law of its jurisdiction of incorporation. This Agreement has been duly executed and delivered by the Company and OpCo, and, assuming due authorization, execution and delivery by the Stockholders, Parent and the Merger Subs, this Agreement is enforceable against the Company and OpCo in accordance with its terms, except as such enforceability may be limited by Enforceability Exceptions. The Company Board has, prior to the execution and delivery of this Agreement, taken all actions necessary to make effective the Takeover Approval and Charter Determination.

(b) Each of the Company and OpCo acknowledges and agrees that other than the representations and warranties expressly set forth in this Agreement, no Stockholder or any of his, her or its affiliates is making any representations or warranties to the Company or OpCo with respect to such Stockholder or any of his, her or its affiliates (other than, if applicable, the Company and its Subsidiaries), the Merger Agreement or any other matter. Each of the Company and OpCo hereby specifically disclaims reliance upon any representations or warranties (other than the representations and warranties expressly set forth in this Agreement).

7. Certain Restrictions.

(a) No Stockholder shall, during the Voting Period, knowingly take any action that would make any of its representations or warranties contained herein untrue or incorrect in any material respect or that would reasonably be expected to prevent or materially delay the performance of any of such Stockholder’s obligations hereunder; provided, further, that if a Stockholder becomes aware of any fact, event or circumstance arising after the date of this Agreement that would cause any of its representations or warranties contained herein to be untrue or incorrect in any material respect or that would reasonably be expected to prevent or materially delay the performance of any of such Stockholder’s obligations hereunder, such Stockholder shall notify Parent, the Merger Subs, the Company and OpCo as soon as reasonably practicable and no later than two (2) Business Days after becoming aware of such fact, event or circumstance.

(b) Each Stockholder hereby agrees not to commence or voluntarily participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Company (including in its capacity as managing member of OpCo), OpCo, Merger Subs or any of their respective successors (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement or (b) to the fullest extent permitted under Law, alleging a breach of any duty or standard of conduct of the Company Board, the Special Committee or the Company (in its capacity as managing member of OpCo) in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby; provided, that the foregoing shall not limit any actions taken by the Stockholder in response to any claims commenced against the Stockholder or any of his, her or its affiliates or representatives; provided, further that this Section 7(a) shall not limit or impair the rights or obligations of any party under the Merger Agreement or be deemed to be a waiver of any rights of the Stockholder or any of his, her or its affiliates or representatives for any breach of this Agreement or the Merger Agreement.

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(c) Each Stockholder shall permit Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company determines in good faith to be necessary or desirable (it being understood that the names of individuals party to this Agreement will not be disclosed unless required by Applicable Law) in connection with the Mergers and any transactions related thereto, such Stockholder’s identity and ownership of Covered Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement. Each Stockholder agrees to promptly give Parent and the Company any information he, she or it may reasonably require for the preparation of any such disclosure documents, and each Stockholder agrees to promptly notify Parent and the Company of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

(d) During the Voting Period, in the event that any Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Shares or other voting interests with respect to the Company, such Shares or voting interests shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement, the number of Shares held by such Stockholders shall be deemed amended accordingly, and such Shares or voting interests shall automatically become subject to the terms of this Agreement. Each Stockholder shall promptly notify the Company and Parent of any such event.

8. Waiver of Appraisal Rights. Each Stockholder hereby waives any rights of appraisal or rights to dissent from the Mergers that such Stockholder may have under Applicable Law.

9. Spousal Consent. If a Stockholder is a married individual and any of its Owned Shares constitutes community property or otherwise need spousal approval for this Agreement to be legal, valid and binding, such Stockholder shall deliver to Parent, concurrently herewith, a duly executed consent of such Stockholder’s spouse, in form and substance reasonably acceptable to the parties hereto.

10. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Voting Agreement Termination Date, in furtherance of this Agreement, each Stockholder hereby authorizes the Company or its counsel to impose stop orders to prevent the Transfer of any of the Covered Shares in violation of this Agreement; provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Voting Agreement Termination Date.

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11. Termination. This Agreement, and all rights, obligations and liabilities of the parties hereunder, shall automatically terminate without further action and shall have no further force or effect as of the Voting Agreement Termination Date; provided, that Section 7(b), Section 7(c), Section 8, this Section 11 and Section 12 shall survive the termination of this Agreement. Notwithstanding the foregoing, nothing set forth in this Section 11 or elsewhere in this Agreement relieves either party hereto from liability, or otherwise limits the liability of either party hereto, for any willful and material breach of this Agreement that occurred prior to such termination.

12. Miscellaneous.

(a) Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby and by the Merger Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the end that the transactions contemplated hereby and by the Merger Agreement are consummated as originally contemplated to the fullest extent possible.

(b) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto by merger, consolidation, division, operation of Law or otherwise without the prior written consent of the other parties. Any purported assignment in violation of this Section 12(b) shall be null and void.

(c) Amendment and Modification; Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party (with respect to the Company, acting upon the direction of the Special Committee) to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective (provided, that, if such party is the Company, acting upon the direction of the Special Committee). No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law. The Special Committee is an express third party beneficiary of this Section 12(c) and Sections 1(b), 2, 12(d), (h), (i) and (j).

(d) Specific Performance. The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated hereby and the Merger Agreement). It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent

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breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(e) Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by nationally recognized overnight delivery service, or (iv) when delivered by email (solely if receipt via email is confirmed via return email from the primary recipient acknowledging receipt), addressed as follows:

if to the Stockholders, to the address for notice set forth on Schedule A hereto, with a copy to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Attention: Craig Garner; Kevin Reyes; Owen Alexander; Jason Morelli

Email: *

*

and

Cravath, Swaine & Moore LLP

Two Manhattan West, 375 Ninth Avenue

New York, NY 10001

Attention:   G.J. Ligelis Jr.

Email:     *

if to Parent, Merger Sub Inc. or Merger Sub LLC, to:

c/o Apollo Global Management, Inc.

9 West 57th Street, 41st Floor

New York, New York 10019

Attention:   David Sambur

Email:     *

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with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention:   Ross Fieldston; Joseph Glatt; David Hepp; Ian Hazlett

Email:    *

if to the Company, to:

Bridge Investment Group Holdings Inc.

111 E. Sego Lily Drive, Suite 400

Salt Lake City, UT 84070

Attention: Robert Morse; Matthew Grant

Email: *

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Attention: Craig Garner; Kevin Reyes; Owen Alexander; Jason Morelli

Email: *

*

and

Cravath, Swaine & Moore LLP

Two Manhattan West, 375 Ninth Avenue

New York, NY 10001

Attention: G.J. Ligelis Jr.

Email: *

or to such other address, or electronic mail address for a party as shall be specified in a notice given in accordance with this Section 12(e); provided that any notice received by electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 12(e) shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 12(e).

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(f) No Agreement Until Executed; No Ownership Interest. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties unless and until (i) the Company Board has taken all action necessary to make effective the Takeover Approval and Charter Determination, (ii) the Merger Agreement is executed by all parties thereto, and (iii) this Agreement is executed by all parties hereto. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to such Stockholder, and Parent shall have no authority to exercise any power or authority to direct such Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

(g) No Third Party Beneficiaries. This Agreement shall be binding upon, inure solely to the benefit of and be enforceable by each party hereto and their respective permitted successors and assigns. Except as set forth in the last sentence of Section 12(c), nothing in this Agreement, express or implied, is intended to confer upon any other person other than the parties hereto (and their respective successors and permitted assigns) any rights (legal, equitable or otherwise) or remedies, whether as third-party beneficiaries or otherwise.

(h) Governing Law. This Agreement and all Proceedings (whether based on Contract, tort or otherwise) arising out of, or related to this Agreement, or the actions of Parent, Merger Sub Inc., Merger Sub LLC or the Company or OpCo in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

(i) Consent to Jurisdiction; Service of Process; Venue. Each of the parties hereto hereby expressly, irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any Federal court of the United States of America sitting in Delaware, and any appellate court from any appeal thereof, in any Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Applicable Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in the Court of Chancery of the State of Delaware or such Federal court and

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(iv) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such Proceeding in the Court of Chancery of the State of Delaware or such Federal court. Each of the parties hereto agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced by a court of competent jurisdiction in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Each party to this Agreement irrevocably consents to service of process outside the territorial jurisdiction of the courts referred to in this Section 12(i) in any such Proceeding by mailing copies thereof by registered or certified U.S. mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 12(e). However, nothing in this Agreement will affect the right of any party to this Agreement to serve process on any other party in any other manner permitted by Applicable Law.

(j) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12(J).

(k) Entire Agreement. This Agreement, together with any exhibit, annex and schedule hereto, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Merger Agreement or any agreement referenced therein.

(l) Interpretation. Section 1.02 of the Merger Agreement shall apply to this Agreement, mutatis mutandis.

(m) Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

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13. No Solicitation.

(a) Each Stockholder (solely in its capacity as a stockholder of the Company) hereby covenants not to, and shall cause its controlled Affiliates and Representatives (acting in their capacity as such) not to, directly or indirectly, (i) solicit, initiate, seek or knowingly encourage or knowingly take any other action to facilitate any Acquisition Proposal or any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any information to, or afford access to any books or records to, or otherwise cooperate in any way with, any Third Party, in each case, with respect to an Acquisition Proposal, (iii) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement with respect to any Acquisition Proposal, or (iv) resolve, agree, authorize or commit to do any of the foregoing.

(b) Each Stockholder (solely in its capacity as a stockholder of the Company) hereby agrees to, and shall cause its controlled Affiliates and Representatives (acting in their capacity as such) to, immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any Third Party with respect to an Acquisition Proposal.

(c) From and after the date of this Agreement until the Effective Time or the date, if any, on which the Merger Agreement is terminated in accordance with Section 8.01 of the Merger Agreement, each Stockholder (solely in its capacity as a stockholder of the Company) shall provide Parent, (i) as promptly as practicable (and in any event within twenty-four (24) hours) after receipt of any Acquisition Proposal or any request for information or inquiry that could reasonably be expected to lead to an Acquisition Proposal, written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry and the identity of the party making such Acquisition Proposal, request or inquiry, and (ii) as promptly as practicable (and in any event within forty-eight (48) hours) written notice setting forth such information as is necessary to keep Parent informed of oral or written communications regarding, and the status and details (including amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry and unredacted copies of all writings or media (whether or not electronic) containing any terms or conditions of any Acquisition Proposal or Alternative Acquisitions Agreements.

(d) Nothing in this Section 13 shall restrict any Stockholder or any of its Affiliates from engaging, in coordination with the Company Board (or the Special Committee), in discussions or negotiations regarding an Acquisition Proposal with any Person, solely and to the same extent to which the Company (or Special Committee) is permitted to engage (and is engaging) in such discussions or negotiations with such Person in compliance with Section 6.02 of the Merger Agreement.

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14. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

15. No Recourse. Parent and Merger Subs agree that no Stockholder shall be liable in his, her or its capacity as a stockholder of the Company for claims, losses, damages, expenses, liabilities or obligations arising under the Merger Agreement. In no event shall any Stockholder have any liability under this Agreement with respect to the representations, warranties, liabilities, covenants or obligations of any other stockholder of the Company, whether under this Agreement or any Other Voting Agreement. Notwithstanding anything to the contrary herein, this Agreement may only be enforced against, and any claim or cause of action based upon, or arising under, this Agreement may only be brought against, the persons that are expressly named as parties hereto and their respective successors and assigns.

16. Non-Survival of Representations and Warranties. The respective representations and warranties of the Stockholders, the Company, Parent and the Merger Subs contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

APOLLO GLOBAL MANAGEMENT, INC.

By:
Name: Whitney Chatterjee
Title: Chief Legal Officer

[Signature Page to Voting Agreement]

BRIDGE INVESTMENT GROUP HOLDINGS INC.

By:
Name:
Title:

BRIDGE INVESTMENT GROUP HOLDINGS LLC

By:
Name:
Title:

ASPEN PUBCO MERGER SUB 1, INC.

By:
Name:
Title:

ASPEN SECOND MERGER SUB LLC

By:
Name:
Title:

[Signature Page to Voting Agreement]

Very truly yours,

STOCKHOLDER:

By:
(duly authorized signature)

Name:
(please print full name)

Address:

(please print mailing address)

[Signature Page to Voting Agreement]

Schedule A

(See Attached)